As filed with the Securities and Exchange Commission on December 18, 2003
No. 333-110162

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to
Form S-1

REGISTRATION STATEMENT

UNDER
THE SECURITIES ACT OF 1933

Therma-Wave, Inc.

(Exact name of registrant as specified in its charter)

Delaware	3823	94-3000561
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1250 Reliance Way, Fremont, California 94539

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Boris Lipkin

President and Chief Executive Officer
Therma-Wave, Inc.
1250 Reliance Way, Fremont, California 94539
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Eva H. Davis, Esq.

Kirkland & Ellis LLP
777 S. Figueroa St.
Los Angeles, California 90017
(213) 680-8400

         Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective as selling stockholders may decide.

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:    ☑

         If this Form is filed to registered additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

		Proposed	Proposed Maximum	Amount of
Title of Each Class of	Amount to	Maximum Offering	Aggregate	Registration
Securities to be Registered	Be Registered(1)	Price Per Unit(2)	Offering Price	Fee(3)

Common Stock, par value $0.01 per share	6,933,885	$4.14	$28,706,284	$2,323

(1)	Pursuant to Rule 416 under the Securities Act of 1933, as amended, the number of shares of common stock registered hereby is subject to adjustment to prevent dilution resulting from stock splits, stock dividends or similar transactions.

(2)	Estimated solely for the purpose of calculating the registration fee based on the average of the high and low sales prices of the common stock on October 27, 2003 in accordance with Rule 457 under the Securities act of 1933, as amended.

(3)	Fee paid with previous filing of registration statement.

         The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED DECEMBER 18, 2003.

6,933,885 Shares of Common Stock

of Therma-Wave, Inc.

          We are registering 6,933,885 shares of our common stock on behalf of the selling stockholders identified in this prospectus. The selling stockholders initially acquired this common stock through private placements from Therma-Wave. These shares may be offered from time to time by the selling stockholders through public or private transactions, on or off the Nasdaq National Market, at prevailing market prices or at privately negotiated prices. The selling stockholders will receive all of the proceeds from the sale of the shares and will pay all underwriting discounts and selling commissions, if any, applicable to the sale of the shares. We will pay the expenses of registration of the sale of the shares.

          Our common stock is currently traded on the Nasdaq National Market under the symbol “TWAV.” On December 17, 2003, the last reported sales price of a share of Therma-Wave, Inc. common stock on the Nasdaq National Market was $4.65 per share.

          Investing in our common stock involves risks. See “Risk Factors” beginning on page 4.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2003.

PROSPECTUS SUMMARY
FORWARD-LOOKING STATEMENTS
RISK FACTORS
PRICE RANGE OF OUR COMMON STOCK
SHARES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS
DIVIDEND POLICY
SELECTED HISTORICAL FINANCIAL DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
PRINCIPAL STOCKHOLDERS
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
USE OF PROCEEDS
DESCRIPTION OF CAPITAL STOCK
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION
INDEX TO FINANCIAL STATEMENTS
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
EXHIBIT 23.1

ABOUT THIS PROSPECTUS

      This prospectus is a part of the registration statement that we filed with the Securities and Exchange Commission, or SEC. The selling stockholders named in this prospectus may from time to time sell shares of our common stock. You should read this prospectus together with additional information described below under the headings “Where You Can Find More Information.”

      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the securities. In this prospectus, the “company,” “Therma-Wave,” “we,” “us” and “our” refer to Therma-Wave, Inc. Our principal executive offices are located at 1250 Reliance Way, Fremont, California, 94539, our telephone number is (510) 668-2200 and our website is www.thermawave.com.

      Our fiscal year is a 52 to 53-week year ending on the Sunday closest to March 31 of each year. Fiscal years 2003, 2002 and 2001 ended on March 30, 2003, March 31, 2002 and April 1, 2001, respectively. For convenience, financial and other information in this prospectus has been presented as of March 31 of each fiscal year.

i

PROSPECTUS SUMMARY

      This summary presents selected information from this prospectus and is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this prospectus, including the information under “Risk Factors.” You should carefully read this entire prospectus and the documents to which the prospectus refers in order to understand this offering. See “Where You Can Find Additional Information.”

Overview

      Since 1982, Therma-Wave, Inc. has been revolutionizing process control metrology systems through innovative proprietary products and technologies. We are a worldwide leader in the development, manufacture, marketing and service of process control metrology systems used in the manufacture of semiconductors. Process control metrology is used to monitor process parameters in order to enable semiconductor manufacturers to maintain high overall manufacturing yield, reduce the size of the circuit features imprinted on the semiconductor to improve the performance of the semiconductor device and increase their equipment productivity. Our current product families, Therma-Probe®, Opti-Probe®, Opti-Probe CD and RT/CD®, Integra® integrated metrology products, use proprietary and patented technology to produce precise, non-contact, non-destructive measurement for each and every basic building block, or process module, in the manufacture of integrated circuits, or ICs.

Market Opportunity

      During the course of implementing several complex process steps in semiconductor manufacturing, it has grown increasingly necessary to monitor the failure rate of semiconductor devices as well as the quality of the underlying process steps, particularly as linewidths shrink, metal levels increase and new materials are introduced into the process. Generally speaking, the manufacturing process is monitored and diagnosed using two methodologies:

•	measuring specific results to determine whether process steps are performing according to specifications; and

•	determining the locations of yield limiting defects on the wafer.

      This second practice is often followed by an automated review of the defects and, in certain cases, further analysis. This can be distinguished as a third category of defect review and analysis. Process control is a highly segmented market consisting of optical metrology, critical dimension scanning electron microscopy, or CD-SEM, thin film measurement, patterned wafer inspection, defect review and classification, unpatterned wafer inspection, and other process control tools. Therma-Wave’s ion implant and thin film measurement products, including related service and parts revenue, comprise the majority of our revenues today. These mature product lines, however, have allowed us to expand into segments of metrology, potentially doubling our total available market.

Products

      Our products are used to produce precise, non-contact, nondestructive measurement for each basic process module in the manufacture of integrated circuits, including ion implant, dielectric film deposition and etching, conductor film deposition and etching, chemical mechanical planarization and wafer patterning.

Core Products Today: Thin Films — Ion Implant Metrology

      Therma-Probe and Opti-Probe systems are two well-established, major product families of in-line process control metrology equipment.

      Therma-Probe: The Therma-Probe systems employ proprietary thermal wave technology that uses highly focused but low power laser beams to generate and detect thermal and plasma wave signals in the silicon wafer. Proprietary software correlates the signals to the ion implant dose. Unlike previous ion implant metrology systems, the Therma-Probe systems utilize a totally non-contact, nondamaging technology and thus can be used to monitor product wafers immediately after the ion implantation process. These features have been integrated into an easy-to-use and reliable package with automated wafer handling and statistical data processing.

      Opti-Probe: Opti-Probe systems significantly improve upon existing thin-film metrology systems by successfully integrating up to five distinct film measurement technologies, three of which are patented by us. By combining the measured data from these multiple technologies and correlating it by using proprietary software, Opti-Probe systems provide increased measurement capability leading to higher yields, less misprocessing, less rework, faster production ramp-up and increased productivity on both test and product wafers. These techniques of combining optical measurement technologies and correlating the results have also been patented by us.

Addressing New Market: Lithography Metrology

      Opti-Probe RT/CD and Integra are two additional recently-introduced product families. Opti-Probe RT/CD is the first optical CD scatterometry system that combines high-information content spectroscopic ellipsometry, or SE, optical measurement with ultrafast calculation, or real-time regression, to analyze and display results without the use of off-line modeling and solution libraries. Fullfeatured, complex CD profiles can be calculated in seconds with precision and repeatability and, we believe, with more structural information than its competitors on sidewall profile and shape.

      Integra: In 2000, we committed to a program of developing a broad family of Integrated Metrology, or IM, modules under the product family name Integra. We have at this time both spectrometer and spectroscopic ellipsometer based IM units available in the marketplace. Each IM unit is installed directly onto a semiconductor process tool, and can measure each wafer immediately after processing. In this manner, processing mistakes can be detected at the earliest possible moment, as opposed to the conventional procedure in which a 25-wafer lot is typically completed before metrology is first done, thereby leaving the entire lot at risk of becoming scrap.

Manufacturing & Facilities

      Our manufacturing strategy is to produce technologically advanced and high quality metrology systems. We currently perform the majority of our system assembly activities in-house. In order to lower production costs in the future, we intend to perform in-house only those manufacturing activities that add significant value or that require unique technology or specialized knowledge. As a result, we expect to rely increasingly on subcontractors and turnkey suppliers to fabricate components, build assemblies and perform other activities in a cost effective manner. Our principal manufacturing activities include assembly and test work, both of which are conducted at our facility in Fremont, California. Assembly activities include inspection, subassembly and final assembly. Test activities include modular testing, system integration and final testing. Components and subassemblies, such as lasers, robots and stages, are acquired from third party vendors and integrated into our finished systems.

Recent Developments

      Tokyo Electron Limited of Japan and Therma-Wave have agreed to conclude their joint development program to develop overlay technology applications. As a result of the conclusion of the joint development program, Therma-Wave expects to recognize previously deferred revenues of approximately $4.7 million and to accelerate the amortization of the related intangible assets and deferred costs of approximately $2.0 million during the third fiscal quarter ended December 29, 2003. There is no cash impact from this transaction.

The Offering

Common stock to be offered by the selling stockholders	6,933,885 shares
Common stock outstanding prior to the offering of common stock by the selling stockholders	35,327,372 shares
Use of proceeds	We will receive no proceeds from this offering. The selling stockholders will receive the proceeds from this offering.
Nasdaq National Market symbol	TWAV

      This prospectus relates solely to the sale of 6,933,885 shares of our common stock:

•	5,800,000 shares of which we sold in a private placement on September 16, 2003 for $2.20 per share; and

•	1,133,885 shares of which we issued as consideration for our acquisition of Sensys Instruments Corporation on January 16, 2002 which are held by affiliates of Talat Hasan.

FORWARD-LOOKING STATEMENTS

      This prospectus contains forward-looking statements, including, without limitation, statements concerning the conditions in the semiconductor and semiconductor capital equipment industries, our operations, economic performance and financial condition, including in particular statements relating to our business and growth strategy and product development efforts. The words “believe,” “expect,” “anticipate,” “intend” and other similar expressions generally identify forward-looking statements. Potential investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward-looking statements are based largely on our current expectations and are subject to a number of risks and uncertainties, including, without limitation, those identified below under “Risk Factors” and elsewhere in this prospectus and other risks and uncertainties indicated from time to time in our filings with the SEC. Actual results could differ materially from these forward-looking statements. In addition, important factors to consider in evaluating such forward-looking statements include changes in external market factors, changes in our business or growth strategy or an inability to execute our strategy due to changes in our industry or the economy generally, the emergence of new or growing competitors, an inability to develop or introduce new products as planned, or the acceptance of those products by our customers and various other competitive factors. In light of these risks and uncertainties, there can be no assurance that the matters referred to in the forward-looking statements contained in this prospectus will in fact occur.

RISK FACTORS

      You should carefully consider the following factors in addition to the other information set forth in this prospectus in analyzing an investment in our common stock. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we do not presently know about or that we currently believe are immaterial may also adversely impact our business operations. If any of the following risks actually occur, our business, financial condition or results of operations would likely suffer. In such case, the trading price of our common stock could fall, and you may lose all or part of the money you paid to buy our common stock. This prospectus contains forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those identified below as well as those discussed elsewhere in this prospectus.

We had a net loss for fiscal 2003 and may incur further losses in the future.

      We reported $15.3 million of net loss for the six months ended September 30, 2003 and $133.6 million of net loss for fiscal 2003, respectively. We reported $49.2 million of net loss for fiscal 2002 and $25.8 million of net income for fiscal 2001. Due to the current downturn in the semiconductor industry and the related downturn in the semiconductor capital equipment industry, weak economic conditions worldwide, and other factors, we cannot predict how long we will incur further losses or whether we will become profitable again. Moreover, in part due to these downturns, for the year ended March 31, 2003, we recorded $81.3 million for the write off of goodwill and other intangible assets, inventory charge, restructuring, severance and other costs related to reductions in work force. We cannot assure you that our business will not continue to decline or that our performance will improve.

We need to have sufficient cash to operate if our business is to succeed.

      Our principal sources of funds have been and are anticipated to be cash ($22.6 million unrestricted as of September 30, 2003), cash flows from operating activities, borrowings under our bank credit facility and $11.8 million in net proceeds from our recent private placement of stock. Our cash and short-term investments balance decreased by $45.4 million during fiscal year 2003. No assurance can be given that we will be able to maintain sufficient cash or liquidity to operate our business. We may require additional equity or debt financing to meet our working capital requirements or to fund our research and development activities. There can be no assurance that additional financing will be available when required or, if available, will be on terms satisfactory to us. As a result of this and the matters discussed above, our independent auditors’ report, included in our Form 10-K filed on June 30, 2003, on our March 31, 2003 consolidated financial statements included an explanatory paragraph that indicated that there is substantial doubt about our ability to continue as a going concern.

      Subsequent to the filing of the March 31, 2003 consolidated financial statements, we raised approximately $11.8 million in net proceeds from a private placement in September 2003. As a result of this, our independent auditors determined that the explanatory paragraph included in the earlier filing was no longer required. As such, this paragraph has been removed from the independent auditors’ report included in this prospectus.

Our performance is affected by the cyclicality of the semiconductor device industry, which may, from time to time, lead to decreased demand for our products.

      The current downturn in the semiconductor industry is having a material adverse effect on our business, financial condition and results of operations. Our business depends upon the capital expenditures of semiconductor manufacturers, which, in turn, depend upon the current and anticipated market demand for semiconductors and products utilizing semiconductors. The semiconductor industry is cyclical and has historically experienced periodic downturns, which have often resulted in a decrease in the semiconductor industry’s demand for capital equipment, including process control metrology systems. There is typically a six to twelve month lag between changes in the semiconductor industry and the related impact on the level of capital expenditures. In most cases, the resulting decrease in capital expenditures has been more pronounced than the precipitating downturn in semiconductor industry revenues. We cannot be sure:

•	when the semiconductor industry will recover; or

•	whether the recovery will result in increased demand for our capital equipment by the semiconductor industry.

Our quarterly operating results have historically and may, in the future, vary significantly. This may result in volatility in the market price for our shares.

      Our quarterly operating results have historically and may, in the future, vary significantly. Some of the factors that may influence our operating results and that could cause trading in our shares to be subject to extreme price and volume fluctuations in a given quarter include:

•	customer demand, which is influenced by economic conditions in the semiconductor industry, demand for products that use semiconductors, market acceptance of our products and those of our customers, seasonality, changes in product mix, and the timing, cancellation or delay of customer orders and shipments;

•	competition, such as competitive pressures on prices of our products, the introduction or announcement of new products by us or our competitors and discounts that may be granted to customers;

•	fluctuations in the availability and cost of components, subassemblies and production capacity;

•	expenses incurred in connection with litigation;

•	product development costs, such as increased research, development, engineering and marketing expenses associated with new products or product enhancements, and the effect of transitioning to new or enhanced products; and

•	levels of fixed expenses relative to revenue levels, including research and development costs associated with product development.

      During a given quarter, a significant portion of our revenues may be derived from the sale of a relatively small number of systems. Accordingly, a small change in the number of systems actually shipped may cause significant changes in operating results. In addition, because of the significantly different gross margins attributable to our Therma-Probe and Opti-Probe product lines, changes in product mix may cause fluctuations in operating results. In addition, we cannot assure you that the market price of our common stock will not experience significant fluctuations in the future, including fluctuations that are material, adverse and unrelated to our performance.

Our internal controls may be insufficient to timely alert us to material information that is required to be included in our periodic reports or to provide reasonable assurance that our financial statements are fairly presented in conformity with generally accepted accounting principles.

      In late January 2003, management became aware of a possible revenue recognition issue associated with the sale of one tool through one of our foreign branches. Our Audit Committee launched an investigation and engaged outside legal counsel and independent forensic accountants to assist it. The investigation was conducted to (i) identify additional potential revenue recognition issues, if any, and (ii) to review the business expense practices of certain of our employees at that foreign branch. As a result of this matter, management conducted a detailed review of revenue recognition. Based upon the investigation and management’s revenue recognition review, a material weakness has been identified relating to controls surrounding evaluating and reporting revenue transactions, particularly in the Asia/Pacific region. Management has adopted additional controls as a result of the special investigation.

      As a result, we implemented or are in the process of implementing the following changes or additions to our internal controls and procedures, among others:

•	Establishing procedures for the timely reconciliation of all accounts and manager’s review of account reconciliation;

•	Changing our internal reporting structure to require branch accounting personnel to report directly to our finance department in the United States;

•	Establishing audit and review procedures for each foreign branch consistent with each branch’s exposure, including, as appropriate, outside auditors;

•	Requiring managers of foreign operations to attest in writing that final acceptance documents for any given period are valid acceptances that justify revenue recognition and that will result in customer payment;

•	Requiring corporate financial management personnel to investigate transactions where revenue has been recognized but the customer has not paid according to terms;

•	Re-training employees and developing an ongoing training program with particular focus on company policies and procedures related to revenue recognition, expense reimbursements and bank account reconciliations;

•	Establishing yearly or twice-yearly (for larger branches) reviews with both internal and external accounting personnel and local management, to be coordinated with quarterly business reviews; and

•	Establishing controls to closely monitor the credit status of certain customers, with emphasis on distributors.

      Also, in connection with PricewaterhouseCoopers LLP’s audit for the year ended March 31, 2003, PricewaterhouseCoopers identified a material weakness in our processes relating to account analysis and reconciliations, including lack of timely management review. We have adopted additional controls and procedures to strengthen our internal control system. However, we cannot assure you that our internal control structure is sufficient to timely alert us to all material information that is required to be filed in our period reports with the SEC or to provide reasonable assurance that our financial statements are fairly presented in conformity with accounting principles generally accepted in the United States of America.

Our largest customers have historically accounted for a significant portion of our revenues. Accordingly, our business may be adversely affected by the loss of, or reduced purchases by, one or more of our large customers.

      If, for any reason, any of our key customers were to purchase significantly less of our products in the future, such decreased level of purchases could have a material adverse effect on our business, financial condition and results of operations. During the six months ended September 30, 2003, two customers represented 22% and 14% of our net revenues. During the year ended March 31, 2003, one customer represented 13% of our net revenues. During the year ended March 31, 2002, three customers represented 24%, 13% and 12% of our net revenues. During the year ended March 31, 2001, two customers represented 22% and 13% of our net revenues. As customers seek to establish closer relationships with their suppliers, we expect that our customer base will continue to become more concentrated with a limited number of customers accounting for a significant portion of our revenues.

Our business could be adversely affected if we are unable to protect our proprietary technology or if we infringe on the proprietary technology of others.

      Our future success and competitive position depend in part upon our ability to obtain and maintain proprietary technology used in our principal product families, and we rely, in part, on patent, trade secret and trademark law to protect that technology. We have obtained a number of patents relating to our two key product families, the Opti-Probe and Therma-Probe, as well as our newer integrated real time critical dimension products and have filed applications for additional patents. There can be no assurance that any of our pending patent applications will be approved, that we will develop additional proprietary technology that is patentable, that any patents owned by or issued to us will provide us with competitive advantages or that these patents will not be challenged by any third parties. Furthermore, there can be no assurance that third parties will not design around our patents. Any of the foregoing results could have a material adverse effect on our business, financial condition, results of operations or cash flows.

      On April 22, 2002, we filed a patent infringement suit against Boxer Cross Inc. in the United States District Court, Northern District of California. The suit alleges that Boxer Cross’ BX-10 product infringes certain patents held by Therma-Wave related to ion implant monitoring. On June 7, 2002, Boxer Cross filed its amended answer and counterclaims to our complaint and asserted various affirmative defenses to our claims of patent infringement. The pleading also contained various counterclaims including allegations that Therma-Wave’s Therma-Probe product infringed upon certain patents owned by Boxer Cross and also raised claims of misappropriation of trade secrets, tortious interference with contract, unfair competition and unfair business practices. We replied to Boxer Cross’s counterclaims, denying the material allegations and asserting declaratory judgment counterclaims. On April 29, 2003, Applied Materials announced that it had acquired all of the outstanding stock of Boxer Cross. We settled this lawsuit with Boxer Cross and Applied Materials on July 17, 2003. Pursuant to the settlement, Therma-Wave dismissed its pending patent infringement claims with prejudice. Boxer Cross dismissed its pending patent infringement claims without prejudice and dismissed its pending state law claims with prejudice.

In addition to patent protection, we rely upon trade secret protection for our confidential and proprietary information and technology. We routinely enter into confidentiality agreements with our employees. However, there can be no assurance that these agreements will not be breached, that we will have adequate remedies for any breach or that our confidential and proprietary information and technology will not be independently developed by or become otherwise known to third parties.

      We license and will continue to license certain technology used in our products from third parties. Our inability to acquire any third-party licenses, or integrate the related third-party technologies into our products, could result in delays in our product developments and enhancements until equivalent technologies can be identified, licensed or integrated. We may also require new licenses in the future as our business grows and technology evolves. We cannot assure you that these licenses will be available to us on commercially reasonable terms, if at all.

      Our commercial success will also depend, in part, on our ability to avoid infringing or misappropriating any patents or other proprietary rights owned by third parties. If we are found to infringe or misappropriate a third party’s patent or other proprietary rights, we could be required to pay damages to such third party, alter our products or processes, obtain a license from the third party or cease activities utilizing such proprietary rights, including making or selling products utilizing such proprietary rights. If we are required to do any of the foregoing, there can be no assurance that we will be able to do so on commercially favorable terms, if at all. Our inability to do any of the foregoing on commercially favorable terms could have a material adverse impact on our business, financial condition, results of operations or cash flows.

Protection of our intellectual property rights, or third parties seeking to enforce their own intellectual property rights against us, may result in litigation, the cost of which could be substantial.

      There are currently no material legal proceedings pending against us other than those described in the prior risk factor. We may be required to initiate additional litigation in order to enforce any patents issued to or licensed to us or to determine the scope and/or validity of a third party’s patent or other proprietary rights. In addition, we may be subject to additional lawsuits by third parties seeking to enforce their own intellectual property rights. Any such litigation, regardless of outcome, could be expensive and time consuming and, as discussed above in the prior risk factor, could subject us to significant liabilities or require us to cease using proprietary third party technology and, consequently, could have a material adverse effect on our business, financial condition, results of operations or cash flows.

We operate in the highly competitive semiconductor capital equipment industry and compete against larger companies.

      We operate in the highly competitive semiconductor capital equipment industry and face competition from a number of competitors, some of which have greater financial, engineering, manufacturing and marketing resources and broader product offerings than Therma-Wave. We cannot assure you that our products will be able to compete successfully with the products of our competitors. Many of our competitors are investing heavily in the development of new products aimed at applications we currently serve. Our competitors in each product area can be expected to continue to improve the design and performance of their products and to introduce new products with competitive prices and performance characteristics. In addition, we believe that our competitors sometimes provide demonstration systems to semiconductor manufacturers at no cost. We could be required to employ similar promotions in order to remain competitive if this practice becomes more pervasive in the industry.

Competitive conditions in our industry may require us to reduce our prices.

      Due to competitive conditions in our industry, we have selectively reduced prices on our products in order to maintain our market share. These reductions are not necessarily permanent nor do they affect all of our products. There can be no assurance that competitive pressures will not necessitate further price reductions. Maintaining technological advantages to mitigate the adverse effect of pricing pressures will require a continued high level of investment by us in research and development and sales and marketing. There can be no assurance that we will have sufficient resources to continue to make such investments or that we will be able to make the technological advances necessary to maintain such competitive advantages. To the extent our products do not provide technological advantages over products offered by our competitors, we are likely to experience increased price competition or loss of market share with respect to such products.

We encounter difficulties in soliciting customers of our competitors because of high switching costs in the markets in which we operate.

      We believe that once a device manufacturer has selected a particular vendor’s capital equipment, that manufacturer generally relies upon that vendor’s equipment for that specific production line application and, to the extent possible, subsequent generations of that vendor’s systems. Accordingly, it may be difficult to achieve significant sales to a particular customer once another vendor’s capital equipment has been selected by that customer unless there are compelling reasons to do so, such as significant performance or cost advantages.

We may incur indebtedness in the future under our bank credit facility, which could require the use of a portion of our excess cash flow and may limit our access to additional capital.

      As of December 5, 2003, we had no debt outstanding under our credit facility with Silicon Valley Bank. We may incur indebtedness from time to time to finance acquisitions, capital expenditures and working capital or for other purposes.

      The level of our indebtedness could have important consequences for us. The following summarizes the material consequences:

•	a substantial portion of our cash flow from operations would be required to be dedicated to the repayment of indebtedness and will not be available for other purposes;

•	our future ability to obtain additional debt financing for working capital, capital expenditures, acquisitions or other purposes may be limited; and

•	our level of indebtedness has in the past, and could in the future, limit our flexibility in reacting to changes in the industry, general economic conditions and our ability to withstand a prolonged downturn in the semiconductor and/or semiconductor capital equipment industries.

Our future growth depends on our ability to develop new and enhanced products for the semiconductor industry. We cannot assure you that we will be successful in our product development efforts or that our new products will gain general market acceptance.

      Our future growth will depend, in part, on our ability to design, develop, manufacture, assemble, test, market and support new products and enhancements on a timely and cost-effective basis. Our failure to successfully identify new product opportunities or to develop, manufacture, assemble or introduce new products could have a material adverse effect on our growth prospects. For example, we expect our product development efforts to include continuing to combine separate metrology systems into one tool, implementing integrated systems and networking these systems together. Integrated systems allow us to measure product wafers and monitor process equipment during the semiconductor fabrication process. We cannot assure you that we will not experience difficulties or delays in our development efforts with respect to these products or that we will be successful in developing these products. In addition, we cannot assure you that these products will gain market acceptance or that we will not experience reliability or quality problems.

Rapid technological changes in our industry will require us to continually develop new and enhanced products.

      Any failure by us to anticipate or respond adequately to technological developments and customer requirements, or any significant delays in product development or introduction could result in a loss of competitiveness and could materially adversely affect our operating results. There can be no assurance that we will successfully develop and bring new products to market in a timely and cost-effective manner, that any product enhancement or new product developed by us will gain market acceptance, or that products or technologies developed by others will not render our products or technologies obsolete or noncompetitive. A fundamental shift in technology in our product markets could have a material adverse effect on us, particularly in light of the fact that we currently derive substantially all of our revenues from sales of our two major product families, the Opti-Probe and Therma-Probe.

We will need to be able to attract and retain key personnel with knowledge of instruments used in semiconductor manufacturing processes to help support our future growth. Competition for such personnel in our industry is high.

      Our success depends to a significant degree upon the continued contributions of key management, engineering, sales and marketing, customer support, finance and manufacturing personnel. The loss of the services of key personnel, who would be extremely difficult to replace, could have a material adverse effect on us. There can be no assurance that the services of such personnel will continue to be available to us. We have employment agreements with key members of our senior management team, including Messrs. Lipkin,

Christie and Smedt. To support our future growth, we will need to attract and retain additional qualified employees. Competition for such personnel in our industry is high, and we cannot assure you that we will be successful in attracting and retaining such personnel.

Our operations are characterized by the need for continued investment in research and development and, as a result, our ability to reduce costs is limited.

      Our operations are characterized by the need for continued investment in research and development and extensive ongoing customer service and support capability. As a result, our operating results could be materially adversely affected if our level of revenues is below expectations. In addition, because of our emphasis on research and development and technological innovation, there can be no assurance that our operating costs will not increase in the future.

We obtain some of the components and subassemblies included in our systems from a single source or limited group of suppliers, the partial or complete loss of which could have at least a temporary adverse effect on our operations.

      Some of the components and subassemblies included in our systems are obtained from a single source or a limited group of suppliers. From time to time, we have experienced temporary difficulties in receiving orders from some of these suppliers. Although we seek to reduce dependence on these sole and limited source suppliers, the partial or complete loss of these sources could have at least a temporary adverse effect on our results of operations and damage customer relationships. Further, a significant increase in the price of one or more of these components or subassemblies could materially adversely affect our results of operations.

We are subject to risks associated with manufacturing all of our products at a single facility. Any prolonged disruption in the operations of that facility could have a material adverse effect on our business.

      We produce all of our products in our manufacturing facility located in Fremont, California. Our manufacturing processes are highly complex, requiring sophisticated and costly equipment and a specially designed facility. As a result, any prolonged disruption in the operations of our manufacturing facility, whether due to technical or labor difficulties, destruction of or damage to this facility as a result of an earthquake, fire or any other reason, could have a material adverse effect on our business, financial condition, results of operations or cash flows.

We rely upon manufacturers’ sales representatives for a significant portion of our sales. A disruption in our relationship with any sales representative could have a material adverse effect on our business.

      Approximately 50% of our sales have historically been made through manufacturers’ sales representatives. The activities of these representatives are not within our control, and they may sell products manufactured by other manufacturers. In addition, in some locations our manufacturing sales representatives also provide field service to our customers. A reduction in the sales efforts or financial viability of such manufacturers’ sales representatives, or a termination of our relationship with such representatives, could have a material adverse effect on our sales, financial results and ability to support our customers. Although we believe that we maintain good relations with our sales representatives, there can be no assurance that such relationships will continue.

Our net sales and results of operations can be adversely affected by the instability of Asian economies, from which we derive a significant portion of our revenues.

      Our sales to customers in Asian markets represented approximately 58%, 45%, 47% and 44% of total net revenues for fiscal 2003, 2002, 2001 and the six months ended September 30, 2003, respectively. Companies in the Asia Pacific region, including Japan and Taiwan, each of which accounts for a significant portion of our business in that region, are currently experiencing weaknesses in their currency, banking and equity markets.

These weaknesses may adversely affect our sales to semiconductor device and capital equipment manufacturers located in these regions in the coming quarters.

We are subject to operational, financial, political and foreign exchange risks due to our significant level of international sales.

      International sales accounted for approximately 72%, 62%, 59% and 61% of our total revenues for fiscal 2003, 2002, 2001 and the six months ended September 30, 2003, respectively. We anticipate that international sales will continue to account for a significant portion of our revenues in the foreseeable future. Due to the significant level of our international sales, we are subject to material risks, which include:

•	unexpected changes in regulatory requirements;

•	tariffs and other market barriers;

•	political and economic instability;

•	potentially adverse tax consequences;

•	outbreaks of hostilities;

•	difficulties in accounts receivable collection;

•	extended payment terms;

•	difficulties in managing foreign sales representatives; and

•	difficulties in staffing and managing foreign branch operations.

      In addition, the laws of countries in which our products are or may be sold may not provide our products and intellectual property rights with the same degree of protection as the laws of the United States.

      A substantial portion of our international sales is denominated in U.S. dollars. As a result, changes in the values of foreign currencies relative to the value of the U.S. dollar can render our products comparatively more expensive. Such conditions could negatively impact our international sales.

Our common stock could be delisted from the NASDAQ National Market, which would make trading in our stock more difficult.

      In the past, we have received delisting notices from the Nasdaq National Market that we have not been in compliance with its listing requirements that we file our periodic reports in a timely manner and maintain a minimum bid price of $1.00. While we are now in compliance with these requirements, there no guarantee that we can maintain our listing on Nasdaq. If our shares were delisted, it would force us to list our shares on the OTC Bulletin Board or some other quotation medium, such as pink sheets, depending upon our ability to meet the specific listing requirements of those quotation systems. As a result, an investor might find it more difficult to dispose of, or to obtain accurate price quotations for, our shares. Delisting might also reduce the visibility, liquidity and price of our common stock.

      If our common stock were delisted from the Nasdaq National Market and were not traded on another national securities exchange, we could become subject to penny stock regulations that impose additional sales practice disclosure and market making requirements on broker/ dealers who sell or make a market in our stock. The rules of the SEC generally define “penny stock” to be common stock that has a market price of less than $5.00 per share and is not traded on a national exchange. If our stock became subject to penny stock regulations, it could adversely affect the ability and willingness of broker/ dealers who sell or make a market in our common stock and of investors to purchase or sell our stock in the secondary market.

Acquisitions could result in dilution, operating difficulties and other harmful consequences.

      From time to time, we may acquire or make significant investments in complementary companies, products and technologies. The following risks are common to the integration of two companies, and may be associated with recent or future acquisitions:

•	the difficulty of incorporating new operations, technology and personnel into one company;

•	the potential disruption of our ongoing business;

•	the additional expense associated with amortization of acquired intangible assets;

•	the maintenance of uniform standards, controls, procedures and policies; and

•	the impairment of relationships with employees and customers.

      Prior to the acquisition of Sensys in January 2002, we had no experience in managing this integration process. Moreover, the anticipated benefits of the Sensys acquisition or any future acquisitions or mergers may not be realized. Future acquisitions or mergers could result in potentially dilutive issuances of equity securities, the incurrence of debt, contingent liabilities or amortization expenses related to goodwill and other tangible assets, any of which could be harmful to our business. Future acquisitions or mergers may require us to obtain additional equity or debt financing, which may not be on favorable terms or at all. Even if available, this financing may be dilutive. We cannot assure you that we will successfully overcome these risks or any other problem that we encounter in connection with any future acquisitions.

Provisions of our charter documents and Delaware law could discourage potential acquisition proposals and could delay, deter or prevent a change in control.

      Provisions of our certificate of incorporation and by-laws may inhibit changes in control of Therma-Wave not approved by our board of directors and would limit the circumstances in which a premium may be paid for the common stock in proposed transactions, or a proxy contest for control of the board may be initiated. These provisions provide for:

•	a classified board of directors;

•	a prohibition on stockholder action through written consents;

•	a requirement that special meetings of stockholders be called only by our chief executive officer or the board of directors;

•	advance notice requirements for stockholder proposals and nominations;

•	limitations on the ability of stockholders to amend, alter or repeal the by-laws; and

•	the authority of the board to issue, without stockholder approval, preferred stock with such terms as the board may determine.

      We will also be afforded the protections of Section 203 of the Delaware General Corporation Law, which could have similar effects.

Terrorist attacks, such as the attacks that occurred in New York and Washington, D.C. on September 11, 2001, and other acts of violence or war or infectious illness, such as SARS, may affect the markets on which our securities trade, the markets in which we operate, our operations and our profitability.

      Terrorist attacks may negatively affect our operations and your investment. There can be no assurance that there will not be further terrorist attacks against the United States or United States businesses. These attacks or armed conflicts may directly impact our physical facilities or those of our suppliers or customers. Furthermore, these attacks may make travel and the transportation of our supplies and products more difficult and more expensive and ultimately affect the sales of our products in the United States and overseas.

      Also as a result of terrorism, the United States has in the past and may in the future enter into an armed conflict which could have a further impact on our domestic and international sales, our supply chain, our production capability and our ability to deliver product to our customers. Political and economic instability in some regions of the world may also result and could negatively impact our business. The consequences of any of these armed conflicts are unpredictable, and we may not be able to foresee events that could have an adverse effect on our business or your investment.

PRICE RANGE OF OUR COMMON STOCK

      Our common stock is traded on The NASDAQ National Market. As of December 5, 2003, there were 252 holders of record of common stock. On December 17, 2003, the closing price of our common stock was $4.65 per share. The following table sets forth, for the periods indicated, the high and low closing prices per share of our common stock as reported on The NASDAQ National Market.

Quarter	High	Low

Fiscal Year 2002:
First Fiscal Quarter	$19.07	$10.06
Second Fiscal Quarter	$18.99	$9.30
Third Fiscal Quarter	$16.01	$10.25
Fourth Fiscal Quarter	$16.65	$10.30
Fiscal Year 2003:
First Fiscal Quarter	$15.42	$8.52
Second Fiscal Quarter	$10.00	$0.90
Third Fiscal Quarter	$1.82	$.35
Fourth Fiscal Quarter	$1.40	$.39
Fiscal Year 2004:
First Fiscal Quarter	$2.59	$0.43
Second Fiscal Quarter	$3.73	$1.59
Third Fiscal Quarter (through December 17, 2003)	$6.78	$3.36

SHARES AUTHORIZED FOR ISSUANCE

UNDER EQUITY COMPENSATION PLANS

      The following table summarizes the total shares of our common stock that may be received by option and warrant holders upon the exercise of currently outstanding options and warrants, the weighted average exercise price of those outstanding options and warrants and the number of shares of our common stock that are still available for future issuance under our equity compensation plans after considering the stock options currently outstanding as of March 31, 2003. All of the options described below have been or can be issued pursuant to our 1997 Stock Purchase and Option Plan, our 1997 Employee Stock Purchase and Option Plan, our 1997 Special Employee Stock Purchase and Option Plan, our 2000 Equity Incentive Plan and our 2000 Employee Stock Purchase Plan as of March 31, 2003. All of these plans have been approved by our stockholders.

      The information in the table below does not take into account our recent employee stock option exchange offer which expired on September 10, 2003. In the exchange offer we accepted options to purchase an aggregate of approximately 1,352,108 shares of common stock for exchange. This number represents approximately 99% of the total eligible options outstanding as of September 10, 2003. We issued replacement options to purchase 1,014,144 shares of common stock in exchange for the eligible options surrendered and accepted in the exchange offer. The replacement options are unvested and will not vest until at least June 11, 2004.

	Number of shares to be	Weighted average
	issued under exercise of	exercise price of	Number of shares
	outstanding options	outstanding options	remaining available
Plan Category	and warrants	and warrants	for future issuance

Equity compensation plan approved by stockholders	5,834,873	8.21	1,465,581
Any equity compensation plan not approved by stockholders	—	—	—

Total	5,834,873	8.21	1,465,581

DIVIDEND POLICY

      To date, we have not declared or paid cash dividends to our stockholders. We have no plans to declare or pay cash dividends in the near future. Any future determination to pay dividends will be at the discretion of the board of directors and will depend upon, among other factors, our results of operations, financial conditions, capital requirements and contractual restrictions.

SELECTED HISTORICAL FINANCIAL DATA

      The historical selected financial data set forth in the table below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Consolidated Financial Statements and accompanying notes thereto included elsewhere in this prospectus.

						Six Months Ended
	Fiscal Year					September 30,

	2003(3)	2002(3)	2001(1)	2000	1999	2003	2002

	(In thousands, except per share data)
Statement of Operations Data:
Net revenues	$49,220	$81,937	$198,199	$115,679	$66,207	$25,969	$25,894
Cost of revenues	55,061	65,414	101,421	60,320	36,827	17,570	29,840

Gross profit (loss)	(5,841)	16,523	96,778	55,359	29,380	8,399	(3,946)

Operating expenses:
Research and development	29,230	29,122	33,881	21,748	15,130	10,131	16,103
Selling, general and administrative	26,071	21,713	28,239	20,829	17,870	11,383	12,780
In-process research and development	—	16,340	—	—	—	—	—
Expenses relating to operating cost improvement	—	—	—	—	1,057	—	—
Impairment of goodwill and other intangible assets(5)	67,408	—	—	—	—	—	66,977
Restructuring, severance and other	4,293	1,470	1,700	—	—	1,592	1,165
Stock-based compensation	1,684	536	—	—	—	414	1,052

Total operating expenses	128,686	69,181	63,820	42,577	34,057	23,520	98,077

Operating income (loss)	(134,527)	(52,658)	32,958	12,782	(4,677)	(15,121)	(102,023)
Other income (expense), net	923	2,342	1,196	(14,933)	(13,403)	(141)	834
Loss from early extinguishment of debt(2)	—	—	—	(18,404)	—	—	—

Income (loss) before provision (benefit) for income taxes	(133,604)	(50,316)	34,154	(20,555)	(18,080)	(15,262)	(101,189)
Provision (benefit) for income taxes	—	(1,120)	2,025	—	(2,350)	—	—

Income (loss) before cumulative effect of change in accounting principle	(133,604)	(49,196)	32,129	(20,555)	(15,730)	(15,262)	(101,189)
Cumulative effect of change in accounting principle, net of income taxes(1)	—	—	(6,287)	—	—	—	—

Net income (loss)	$(133,604)	$(49,196)	$25,842	$(20,555)	$(15,730)	$(15,262)	$(101,189)

Net income (loss) available to common stockholders	$(133,604)	$(49,196)	$25,842	$(21,497)	$(16,562)	$(15,262)	$(101,189)

Basic income (loss) per share(4):
Income (loss) before cumulative effect of change in accounting principle	$(4.69)	$(1.98)	$1.37	$(1.72)	$(1.86)	$(0.52)	$(3.55)
Cumulative effect of change in accounting principle, net of income taxes(1)	—	—	(0.27)	—	—	—	—

Basic income (loss) per share	$(4.69)	$(1.98)	$1.10	$(1.72)	$(1.86)	$(0.52)	$(3.55)

Diluted net income (loss) per share(4):
Income (loss) before cumulative effect of change in accounting principle	$(4.69)	$(1.98)	$1.27	$(1.72)	$(1.86)	$(0.52)	$(3.55)
Cumulative effect of change in accounting principle, net of income taxes(1)	—	—	(0.25)	—	—	—	—

Diluted net income (loss) per share	$(4.69)	$(1.98)	$1.02	$(1.72)	$(1.86)	$(0.52)	$(3.55)

Weighted average common shares outstanding:
Basic	28,500	24,894	23,444	12,511	9,397	29,370	28,525
Diluted	28,500	24,894	25,277	12,511	9,397	29,370	28,525

						Six Months Ended
	Fiscal Year					September 30,

	2003	2002	2001	2000	1999	2003	2002

Other Financial Data:
Cash provided by (used in) operating activities	$(42,550)	$(17,289)	$9,600	$(6,258)	$745	$(4,538)	$(18,569)
Cash provided by (used in) investing activities	10,165	4,039	(32,316)	(3,627)	(1,389)	1,039	(2,428)
Cash provided by (used in) financing activities and effect of exchange rate on cash	(404)	4,009	3,241	64,840	467	12,356	492
Capital expenditures	1,464	4,364	11,988	3,261	862	37	821

	March 31,					September 30,

	2003	2002	2001	2000	1999	2003	2002

Balance Sheet Data:
Cash and short-term investments	$13,695	$59,059	$75,575	$75,200	$20,245	$22,552	$39,544
Working capital	23,509	81,013	109,849	94,109	29,140	29,492	50,869
Total assets	67,703	201,646	191,191	133,694	72,352	64,327	104,866
Long-term debt	—	16	16	16	115	—	16
Mandatorily redeemable convertible preferred stock	—	—	—	—	15	—	—
Stockholders’ equity (net capital deficiency)	36,338	167,499	129,082	99,485	(86,971)	33,863	67,881

(1)	Effective April 1, 2000, we changed our method of accounting for revenue recognition in accordance with Securities and Exchange Staff Accounting Bulletin Number 101.

(2)	On May 16, 1997, we effected the recapitalization. We issued $115.0 million in aggregate principal amount of 10 5/8% senior notes in connection with the recapitalization. In March 2000, we used approximately $130.5 million of net proceeds from our initial public offering of common stock to redeem or repurchase substantially all of the outstanding senior notes issued with our recapitalization in 1997. $18.4 million costs were associated with this early extinguishment of debt.

(3)	The consolidated financial statements for the years ended March 31, 2003 and 2002 were restated as a result of an investigation and revenue recognition review conducted by our Audit Committee with the assistance of outside legal counsel, independent forensic accountants, and our independent accountants.

(4)	For the calculation of net loss per share for the year ended March 31, 1999: (a) net loss represents the loss attributable to the weighted average number of shares of Class A common stock, Class B common stock and, prior to the recapitalization, common stock outstanding after giving effect to the 12% yield on Class L common stock and (b) weighted average number of shares outstanding excludes unvested Class B common stock.

(5)	During fiscal 2003, we conducted impairment reviews of goodwill and other intangible assets in accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” and Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. As a result of the reviews, we wrote off $65.9 million for goodwill, $576,000 for developed technology, $174,000 for a development contract and $793,000 for trade name intangible assets.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

General

      We are a worldwide leader in the development, manufacture, marketing and service of process control metrology systems for use in the manufacture of semiconductors. Process control metrology is used to monitor process parameters in order to enable semiconductor manufacturers to maintain high yields on the production lines, reduce feature size, increase wafer size, increase equipment productivity and improve device performance. Our metrology systems are used in all sections of the semiconductor fabrication plant, or “fab”, to control the wafer fabrication processes. Examples of wafer fab processes, in which our metrology systems supply key information, are photoresist processing to support lithography, deposition of insulator and conductor films, patterned removal, or “etching”, of insulator and conductor films, ion implantation and chemical mechanical planarization. We currently sell four product families of process control metrology systems: Therma-Probe systems, Opti-Probe systems, Opti-Probe CD systems, and Integra integrated metrology systems.

      Therma-Probe Product Family. Therma-Probe systems utilize our proprietary thermal wave technology and are the predominant non-destructive process control metrology systems used to measure the critical ion implantation process on product wafers in the fabrication of semiconductors.

      Opti-Probe Product Family. Opti-Probe Film Metrology systems provide the industry’s most powerful capability to control and diagnose non-opaque films for semiconductor production. This unsurpassed metrology power is achieved by successfully integrating different measurement technologies, including optical technologies that are proprietary to our company, into each Opti-Probe system.

      Opti-Probe CD Product Family. Opti-Probe CD systems measure the lateral dimensions, or CD, using a revolutionary, nondestructive technique based on spectroscopic ellipsometry. These systems are capable of providing real-time CD metrology for the smallest features of the next several generations of IC’s.

      Integra Product Family. The Integra line of integrated metrology products is a broad-based family of compact metrology “modules” which are installed and function inside an IC process system, such as an etching system or chemical vapor despositions, or CVD, deposition system, to provide metrology on each wafer before it exits the process tool.

      We derive our revenues from system sales, which have historically consisted primarily of our Therma-Probe and Opti-Probe systems, sales of replacement and spare parts, and service contracts. The following table summarizes our revenues in different categories as a percentage of total net revenues for the periods indicated.

				Six-Month
	Fiscal Years Ended			Period Ended
	March 31,			September 30,

	2003	2002	2001	2003	2002

Net revenues
Product	58%	78%	90%	63%	60%
Service and parts	42%	22%	10%	37%	40%

Total net revenues	100%	100%	100%	100%	100%

      The fluctuations in these percentages are related primarily to the upturns and downturns of the semiconductor industry. Sales of replacement and spare parts, and service contracts tend to reflect more the installed base of systems previously sold than current system sales, and therefore, the dollars of such sales do not fluctuate as widely as systems sales. That causes the percentage of replacement and spare parts, and service contracts sales to be higher in downturns and lower in upturns.

      International sales accounted for approximately 72%, 62% and 59% of our total revenues for fiscal 2003, 2002 and 2001, respectively, and for approximately 61% and 73% of our total revenues for the six months ended September 30, 2003 and 2002, respectively. We anticipate that international sales will continue to account for a significant portion of our revenues in the foreseeable future. A substantial portion of our international sales are denominated in U.S. dollars. As a result, changes in the values of foreign currencies relative to the value of the U.S. dollar can render our products comparatively more expensive. Although we have not been negatively impacted in the past by foreign currency changes in Japan, Korea, China, Taiwan, Singapore, Israel and Europe, such conditions could negatively impact our international sales in future periods.

Critical Accounting Policies and Estimates

      Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The methods, estimates and judgments we use in applying our accounting policies have a significant impact on the results we report in our financial statements. On an on-going basis, management evaluates its estimates and judgments, including those related to inventories, revenue recognition, in-process research and development, or IPR&D, goodwill and intangible assets, income taxes and warranty accruals. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

      Management believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements:

      Revenue Recognition. Revenues from spare parts are generally recognized at the time of shipment. Revenues on service contracts are deferred and recognized on a straight-line basis over the period of the contract. Estimated contractual warranty obligations are recorded when related sales are recognized. Equipment sales are accounted for as multiple-element arrangement sales that require the deferral of a significant portion of revenues in the amount of the greater of fair market value of installation and a percentage of payment subject to final acceptance. The total revenues are allocated to each component of the multiple-element arrangement. Revenues on each element are recognized when persuasive evidence of an arrangement exists, the sales price is fixed or determinable, the contractual obligations have been performed, title and risk of loss have passed to the customer, collectibility of the sales price has been reasonably assured and customer final acceptance has been obtained if applicable.

      Freight terms of all standard product sales are FOB shipping point unless otherwise negotiated and agreed to in written form between our customers and us. Shipments typically are made in compliance with shipment requirements specified in our customer’s purchase order.

      Revenues on new products are recognized upon the customer’s final acceptance. Where the customer has the right to return the product, the revenues are not recognized until all of the following conditions have been evidenced after the customer’s purchase order has been fulfilled: the right of return has expired and any potential returns would require authorization by us under warranty provisions; the price of the sales is fixed or determinable; the payment terms are fixed and enforceable and collectibility is reasonably assured.

      We make estimates evaluating an allowance for doubtful accounts. We continuously monitor collections and payments from our customers and maintain a provision for estimated credit losses based upon our historical experience and any specific customer collection issues that we have identified. While such credit losses have historically been within our expectations and the provisions established, there is no assurance that we will continue to experience the same credit loss rates that we have in the past. A significant change in the liquidity or financial position of our customers could have a material adverse impact on the collectibility of our accounts receivable and our future operating results.

      Inventory. We value our inventory at the lower of cost (first-in, first-out method) or market. We regularly review inventory quantities on hand and record a provision to write down excess and obsolete inventories to our estimated net realizable value, if less than cost, based primarily on our product demand forecast. As demonstrated during fiscal 2003 and 2002, demand for our products can fluctuate significantly. We recorded charges for excess and obsolete inventories of $9.6 million and $12.2 million in fiscal 2003 and 2002, respectively. These charges were primarily caused by a significant reduction in demand including reduced demand for our older technology products. A significant increase in the demand for our product could result in a short-term increase of inventory purchases while a significant decrease in demand could result in an increase in the charges for excess inventory quantities on hand. In addition, our industry is subject to technological change, new product development, and product technological obsolescence that could result in an increase in the amount of obsolete inventory quantities on hand. Therefore, any significant unanticipated changes in demand or technological developments could have a significant impact on the value of our inventory and reported operating results. When we have recorded additional reserve for excess and obsolete inventory, we have created a new cost basis for the inventory. The reserve is released only when the inventory that the reserve is provided for is sold, expensed or scrapped.

      In-Process Research and Development. We value tangible and intangible assets acquired through our business acquisitions at fair value including IPR&D. We determine IPR&D through established valuation techniques for various projects for the development of new products and technologies and expense IPR&D when technological feasibility is not reached. During fiscal 2002, we expensed approximately $16.3 million in IPR&D charges in connection with the Sensys acquisition because the technological feasibility of certain products under development had not been established and no future alternative uses existed. If we acquire other companies with IPR&D in the future, we will value the IPR&D through established valuation techniques and incur future IPR&D charges if those products under development have not reached technological feasibility.

      Valuation of Long-Lived and Intangible Assets and Goodwill. We have fully adopted Statement of Financial Accounting Standards No. 142, or SFAS No. 142, “Goodwill and Other Intangible Assets” and SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” We assess the impairment of identifiable intangibles, long-lived assets and goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important which could trigger an impairment review of such assets include the following:

•	significant under-performance relative to expected historical or projected future operating results;

•	significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and

•	significant negative industry or economic trends.

      When we determine that the carrying value of intangibles, long-lived assets and related goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, we measure any impairment based on a projected discounted cash flow method using a discount rate determined by our management to be commensurate with the risk inherent in our business model. While we believe that our estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect our evaluations.

      During the quarter ended September 30, 2002, due to current operating losses, the absence of positive cash flows, recent significant declines in our common stock price and uncertainties resulting from the duration and severity of the industry downturn, we assessed the recoverability of the intangible assets related to the Sensys acquisition subject to amortization in accordance with SFAS No. 144 and tested goodwill related to the Sensys acquisition for impairment in accordance with SFAS No. 142. Based upon our projection of significantly reduced future cash flows related to Sensys products, we recognized an impairment expense of $0.6 million for developed technology, $0.2 million for development contract and $0.4 million for trade name intangible assets in the quarter ended September 30, 2002. In addition, during the quarter ended March 31, 2003, we recognized an additional impairment charge of $0.4 million related to trade name intangible assets. The impairment test under SFAS No. 142 was based on a two-step process involving: 1) comparing the estimated fair value of the related reporting unit to its net book value, and 2) comparing the estimated implied fair value of goodwill to its carrying value. As a result of the test, we wrote down goodwill assets by $65.9 million in the quarter ended September 30, 2002.

      Income Taxes. We account for income taxes using the asset and liability approach, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in our financial statements, but have not been reflected in our taxable income. A valuation allowance is established to reduce deferred tax assets to their estimated realizable value. Therefore, we provide a valuation allowance to the extent we cannot conclude, based on available objective evidence, that it is more likely than not we will generate sufficient taxable income in future periods to realize the benefit of our deferred tax assets. Predicting future taxable income is difficult, and requires the use of significant judgment. At September 30, 2003, we provided a full valuation allowance for net operating loss carry-forwards for federal and state income tax purposes of approximately $75.5 million and $13.6 million, respectively, as we cannot conclude that it is more likely than not that we will generate sufficient taxable income in future periods to realize the benefit of these assets.

      Warranty. We provide warranty coverage for a predetermined amount of time, on systems and parts for material and labor to repair and maintain the equipment. We record the estimated cost of systems and parts warranty upon recognition of revenues, based on the average historical warranty expense for a specific tool. Should actual costs or material usage differ from our estimates, revisions to the estimated warranty liability may be required.

Recently Issued Accounting Pronouncements

      In May 2003, the Financial Accounting Standards Board, or FASB, issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.” SFAS No. 150 establishes standards for how companies classify and measure certain financial instruments with characteristics of both liabilities and equity. It requires companies to classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS No. 150 is effective beginning the second quarter of fiscal 2004. We believe that the adoption of this standard will have no material impact on our consolidated financial statements.

      In November 2002, the FASB issued FASB Interpretation No. 45, or FIN 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN 45 requires that a liability be recorded in the guarantor’s balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued, including a reconciliation of changes in the entity’s product warranty liabilities. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year end. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of this standard had no material impact on our financial statements.

      In January 2003, the FASB issued FASB Interpretation No. 46, or FIN 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51,” which addresses consolidation by business enterprises of variable interest entitles, or VIEs, either: (1) that do not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support, or (2) in which the equity investors lack an essential characteristic of a controlling financial interest. FIN 46 is effective immediately for all VIEs created or acquired after January 31, 2003. For VIEs created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied effective in the annual period ending after December 15, 2003. We do not expect the adoption of this interpretation to have a material impact to our results of operations or financial position. However, changes in our business relationships with various entities could occur which may impact our financial statements under the requirements of FIN 46.

      In November 2002, the Emerging Issues Task Force reached a consensus on Issue 00-21, “Multiple-Deliverable Revenue Arrangements.” EITF 00-21 addresses how to account for arrangements that may involve the delivery or performance of multiple products, services and/or rights to use assets. The consensus mandates how to identify whether goods or services or both which are to be delivered separately in a bundled sales arrangement should be accounted for separately because they are “separate units of accounting.” The guidance can affect the timing of revenue recognition for such arrangements, even though it does not change rules governing the timing or patterns of revenue recognition of individual items accounted for separately. The final consensus will be applicable to agreements entered into in fiscal years beginning after June 15, 2003 with early adoption permitted. Additionally, companies will be permitted to apply the consensus guidance to all existing arrangements as the cumulative effect of a change in accounting principle in accordance with Accounting Principles Board Opinion No. 20, “Accounting Changes.” We are assessing the potential impact of this guidance, but at this point we do not believe the adoption of EITF 00-21 will have a material impact on our financial position or results of operations.

Results of Operations

      The following table summarizes our historical results of operations as a percentage of net revenues for the periods indicated.

				Six-Month Period
	Fiscal Years Ended			Ended
	March 31,			September 30,

	2003	2002	2001	2003	2002

Net Revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues	111.9	79.8	51.2	67.7	115.2

Gross profits (loss)	(11.9)	20.2	48.8	32.3	(15.2)

Operating expenses:
Research and development	59.4	35.5	17.1	39.0	62.2
Selling, general and administrative	53.0	26.5	14.2	43.8	49.4
In-process research and development	—	19.9	—		—
Impairment of goodwill and other intangible assets	136.9	—	—		258.7
Restructuring, severance and other	8.7	1.8	0.9	6.1	4.5
Stock-based compensation	3.4	0.7	—	1.6	4.0

Total operating expenses	261.4	84.4	32.2	90.5	378.8

Operating income (loss)	(273.3)	(64.2)	16.6	(58.2)	(394.0)

Other income (expense):
Interest expense	(0.3)	(0.3)	(0.1)	—	(0.4)
Interest income	1.9	3.0	2.1	0.2	3.0
Other income (expense)	0.3	0.1	(1.4)	(0.8)	0.6

Total other income (expense), net	1.9	2.8	0.6	(0.6)	3.2
Income (loss) before provision (benefit) for income	(271.4)	(61.4)	17.2	(58.8)	(390.8)
Provision (benefit) for income taxes	—	(1.4)	1.0	—	—

Income (loss) before cumulative effect of change in accounting principle	(271.4)	(60.0)	16.2	(58.8)	(390.8)
Cumulative effect of change in accounting principle	—	—	(3.2)	—	—

Net income (loss)	(271.4)%	(60.0)%	13.0%	(58.8)	(390.8)

The Three and Six Months Ended September 30, 2003 Compared to the Three and Six Months ended September 30, 2002

      Net Revenues. Net revenues for the fiscal quarter ended September 30, 2003 were $14.1 million. Compared to the first quarter of fiscal 2004, net revenues increased $2.2 million, or 18.2%, from $11.9 million. Net revenues increased $3.2 million, or 28.5%, from $10.9 million in the same fiscal quarter of the prior year. For the six months ended September 30, 2003, net revenues were $26.0 million, an increase of $0.1 million, or 0.3%, from $25.9 million in the comparable period of the prior year.

      Our primary business is the design, manufacture and sale of our Therma-Probe, Opti-Probe, Opti-Probe Critical Dimension and Integrated Metrology systems. We also sell replacement and spare parts and service support for these products, including associated labor, which is often sold in service contracts for one or more years duration. Gross margins for our systems sales are typically much higher than gross margins on replacement and spare parts and service support. This creates a mix factor that impacts overall average gross margins, which generally are higher when the percentage of systems sales is higher. During the three months ended September 30, 2003, we derived approximately 68% of our net revenues from system sales and 32% from sales of replacement and spare parts, including associated labor, and revenues recognized from service contracts. During the three months ended September 30, 2002, we derived approximately 52% of our net revenues from system sales and we derived 63% and 60%, respectively, of our net revenues from system sales for the six months ended September 30, 2003 and for the six months ended September 30, 2002.

      International sales accounted for approximately 70% and 67% of our total net revenues for the three months ended September 30, 2003 and 2002, respectively. For the six months ended September 30, 2003 and 2002, respectively, international sales accounted for approximately 61% and 73% of our total net revenues. We anticipate that international sales will continue to account for a significant portion of our net revenues in the foreseeable future. A substantial portion of our international sales is denominated in U.S. dollars. As a result, changes in the values of foreign currencies relative to the value of the U.S. dollar can render our products comparatively more expensive. Although we have not been negatively impacted in the past by foreign currency changes in Taiwan, Japan, China, Korea, and Europe, such conditions could negatively impact our international sales in future periods.

      Gross Profit (Loss). Gross profit for the second quarter of fiscal 2004 was $5.6 million, an increase of $2.8 million, from a gross profit of $2.8 million in the previous fiscal quarter. Compared to the same quarter of fiscal 2003, gross profit increased $12.6 million. As a percentage of net revenues, gross margin for the current quarter was 39.6%, compared to 23.8% for the last fiscal quarter and (64.2)% for the same quarter of last fiscal year. For the six months ended September 30, 2003, gross profit was $8.4 million, an increase of $12.3 million, from $(3.9) million in the comparable period of the prior year. As a percentage of net revenues, gross margin for the current six months was 32.3%, compared to (15.2)% in the comparable period of the prior year. The rise of gross profit was attributable to a combination of higher production and sales volumes, the sale of materials previously reserved and cost reductions. During the second quarter of fiscal 2004, the release of inventory reserves under SAB 100 accounting for shipment of materials previously reserved totaled $3.0 million, however, this was offset by $1.7 million of additional provisions for obsolete and excess inventory. We also disposed of $0.8 million of obsolete materials previously reserved.

      Research and Development, or R&D, Expenses. R&D expenses for the second quarter of fiscal 2004 were $5.2 million, an increase of 4.7% from the prior quarter and a decrease of 36.1% from the same quarter of last fiscal year. For the six months ended September 30, 2003, R&D expenses were $10.1 million, a decrease of $6.0 million, or 37.1%, from $16.1 million in the comparable period of the prior year. The decrease of R&D expenses was primarily due to reduction in force programs in R&D functions in February 2003 and April 2003. We expect our overall R&D expenditure will remain at the current level. However we plan to reallocate our R&D resources to the programs that can sustain our technological leadership, which we expect will strengthen our market position in the next economic upturn.

      Selling, General and Administrative, or SG&A, Expenses. SG&A expenses for the second quarter of fiscal 2004 were $5.9 million, an increase of 5.9% from SG&A expenses of $5.5 million in the prior fiscal quarter. Compared to the second quarter of last fiscal year, SG&A expenses decreased by 12.1%. For the six months ended September 30, 2003, SG&A expenses were $11.4 million, a decrease of $1.4 million, or 10.9%, from $12.8 million in the comparable period of the prior year.

      Restructuring, Severance and Other. Restructuring, severance and other expenses for the second quarter of fiscal 2004 were $0.1 million. This charge consisted of a change in estimate for sub-lease income pertaining to one location which was sub-leased during the second fiscal quarter of 2004, and a decrease of 93.3% from restructuring, severance and other expenses of $1.5 million in the prior fiscal quarter. Compared to the second quarter of last fiscal year, restructuring, severance and other expenses decreased by 90.7%, from $1.2 million. For the six months ended September 30, 2003, restructuring, severance and other expenses were $1.6 million, an increase of $0.4 million, or 36.7%, from $1.2 million in the comparable period of the prior year. In October

2003, we reduced our workforce by approximately 6% across all functional areas. We expect severance related and other restructuring costs to total approximately $0.4 million in our fiscal third quarter.

      Stock-Based Compensation. As part of the acquisition of Sensys, we recorded $3.5 million of stock-based compensation to be amortized over the vesting period of the options. The amortization expenses related to the Sensys acquisition were $0.2 million, $0.2 million, and $0.5 million for the quarters ended September 30, 2003, June 30, 2003 and September 30, 2002, respectively, a portion of which was included in cost of revenues. The decrease of stock-based compensation expense in the first quarter of fiscal 2004 was primarily due to programs of reduction in force of Sensys employees during fiscal 2003 and the first two quarters of fiscal 2004, and partly due to the accelerated amortization schedule that causes amortization in the later years to be lower than that in the earlier years.

      As a result of the completion of the employee stock option exchange program effective September 10, 2003, we recorded approximately $60,000 of stock-based compensation in the second fiscal quarter of 2004. This charge reflects the new options issued in the exchange which were outstanding for only eighteen days of the fiscal quarter. Due to variable accounting, expense will be recorded for vested stock options for increases in the stock price over and above the exercise price of the new options. In future quarters, the expense could increase as more shares become vested and if the stock price increases. Reductions to expense may also be recorded if the stock price decreases, but such reductions will be limited to the net expense previously reported.

      Other Income (Expense). Other income for the second quarter of fiscal 2004 was $0.1 million, compared to other expense of $0.2 million in the prior fiscal quarter, and other income of $0.5 million in the same quarter of the prior fiscal year. For the six months ended September 30, 2003, other expense was $0.1 million, a decrease of $0.9 million, or 117% from $0.8 million of other income in the comparable period of the prior year. We derive other income primarily from the investment of our cash on hand. The decrease in other income from the same quarter of the prior year was attributable to lower average interest rates as well as lower average investment balances and an interest refund from the Internal Revenue Service in the amount of $0.3 million, which was included in other income in the second quarter of fiscal 2003. Other expense includes a loss on the sale of an investment in the first quarter of fiscal 2004 in the amount of $0.1 million.

      Net Loss. The combination of all the factors discussed above contributed to a net loss of $5.7 million for the second quarter of fiscal 2004, compared with a net loss of $9.5 million in the prior fiscal quarter and net loss of $89.9 million in the same quarter of last fiscal year. We expect that with our cost reduction programs in place and the expected revenue increase, we will continue to reduce our net loss amounts in the coming quarters of fiscal 2004.

Fiscal Year Ended March 31, 2003 Compared to Fiscal Year Ended March 31, 2002

      Net Revenues. Net revenues for the fiscal year ended March 31, 2003 and 2002 were $49.2 million and $81.9 million, respectively. Compared to fiscal 2002, net revenues decreased $32.7 million or 39.9%. The decrease in fiscal 2003 revenues was primarily attributable to the capital spending reductions in the semiconductor industry during fiscal 2003, which were primarily related to the cyclical downturn of semiconductor manufacturers and the weakness of the global economy. Compared to fiscal 2002, we sold 42% fewer units of our Therma-Probe and Opti-Probe products in fiscal 2003 and the average selling price decreased 17% in fiscal 2003 due to increased price competition.

      The following table summarizes our revenues in different categories as a percentage of total net revenues for the periods indicated.

	Fiscal Years Ended
	March 31,

	2003	2002	2001

Net revenues
Product	58%	78%	90%
Service and parts	42%	22%	10%

Total net revenues	100%	100%	100%

      Net revenues attributable to international sales for the fiscal years ended March 31, 2003 and 2002 accounted for 72% and 62% of our total revenues for such periods, respectively.

      Demand for semiconductors and semiconductor equipment experienced a steep cyclical downturn during our fiscal year 2003. As a result, we experienced low order booking rates. Fewer orders, combined with rescheduling of delivery and order cancellations, resulted in lower revenues and gross profits that materially adversely impacted our financial position and results of operations.

      We expect that the revenues for the first quarter of fiscal year 2004 will be essentially same or slightly down from that of the fourth quarter of fiscal 2003. We presently expect that both orders and revenues will improve gradually quarter by quarter in fiscal year 2004. However, due to the uncertainty of economic conditions and of the market response to our newly introduced products and revenue recognition of our new products, we can give no assurance that we will be able to meet our revenue expectations.

      Gross Profit (Loss). Gross profit decreased 135% from $16.5 million profit in fiscal 2002 to $5.8 million loss in fiscal 2003. As a percentage of net revenues, gross profit decreased from 20% in fiscal 2002 to (12%) in fiscal 2003. Lower gross profit was primarily because of lower revenues and lower average selling price of products due to increased price competition in fiscal 2003. During fiscal 2003, as a result of unfavorable economic conditions and diminished demand for semiconductor products, we experienced a decline in sales and recorded an inventory charge of $9.6 million related to excess and obsolete inventories. This $9.6 million charge was offset by the reserve release of $1.0 million for sales of previously reserved inventory. This charge has been included in cost of revenues in our consolidated statement of operations. At March 31, 2002 we had written down inventories on hand by $12.2 million. These charges were in addition to our normal inventory reserve and were primarily caused by a significant reduction in demand including reduced demand for our older technology products. Inventory charges recorded in fiscal 2003 and 2002 have substantially lowered the net value of our 200mm inventory on hand and will have a significant impact on our gross margin if we are able to sell our excess 200mm inventory in the future. We have implemented or are in the process of implementing a number of cost reductions measures to improve our overall financial performance. These cost reduction measures include, but are not limited to, reduction in workforce in all functional areas, restrictions in discretionary spending, renegotiation of equipment maintenance contracts with vendors and so on. We expect these cost reduction measures will significantly reduce our costs and improve our gross margin.

      Research and Development, or R&D, Expenses. R&D expenses were $29.2 million and $29.1 million for fiscal years 2003 and 2002, respectively. R&D expenses as a percentage of net revenues for fiscal 2003 increased to 59% from 36% for fiscal 2002 primarily due to the decrease of net revenues in fiscal 2003. During fiscal year 2003 we continued to reduce contract labor costs and other discretionary expenses but maintained the resources for our critical programs such as our real-time critical dimension product, or RT/CD. We believe that technological leadership is essential to strengthen our market position in the next economic upturn and expect to continue to commit significant resources to the development of new products and the continuous improvement of existing products. However, the high percentages of research and development expenses to net revenues for fiscal years 2003 and 2002 reflect the sharp reduction in revenues due to a severe industry downturn, not an increase in spending. We expect R&D expenses for fiscal 2004 to decrease due to the implementation of our cost reduction measures. R&D expenditures as a percentage of revenues will also decrease significantly in fiscal 2004 as industry conditions improve and as spending levels are appropriately adjusted.

      Selling, General and Administrative, or SG&A, Expenses. SG&A expenses were $26.1 million and $21.7 million for fiscal years 2003 and 2002, respectively. Compared to fiscal 2002, SG&A expenses in fiscal 2003 increased $4.4 million, or 20%. The increase in fiscal 2003 SG&A expenses was due primarily to the legal and accounting fees associated with the investigation discussed in Item 14, “Controls and Procedures,” and the inclusion of a full year of SG&A expense for Sensys Instruments Corporation, which represented $3.2 million. In fiscal 2002, two and half months of SG&A expenses of Sensys were included, which amounted to $616,000. The acquisition of Sensys is discussed in Note 6 of Notes to Consolidated Financial Statements. SG&A expenses as a percentage of net revenues increased to 53% in fiscal 2003 from 27% in fiscal 2002 primarily due to significantly lower revenue levels in fiscal 2003. We expect SG&A expenses will decrease in fiscal 2004 due to the implementation of our cost reduction measures. SG&A expenditures as a percentage of revenues will also decrease significantly as industry conditions improve and as spending levels are appropriately adjusted.

      In-Process Research and Development. In January 2002, we acquired Sensys in a transaction accounted for as a purchase. The purchase price was allocated to the assets acquired, including intangible assets, based on their estimated fair values. The intangible assets include approximately $16.3 million for acquired in-process technology for various projects that did not have future alternative uses. The value of the purchased in-process technology was determined using the income approach, which discounts expected future cash flows from projects under development to their net present value. Each project was analyzed to determine the technological innovations included; the utilization of core technology; the complexity, cost and time to complete development; any alternative future use or current technological feasibility; and the stage of completion. The cash flows derived from the in-process technology projects were discounted at a rate of 40%. We believe this rate was appropriate given the risks associated with the technologies for which commercial feasibility had not been established. The percentage of completion for each in-process project was determined by identifying the elapsed time invested in the project as a ratio of the total time required to bring the project to technical and commercial feasibility. At the date of the Sensys acquisition, the development of these projects had not yet reached technological feasibility, and the technology in process had no alternative future uses. Accordingly, these costs were expensed in the fourth quarter of fiscal 2002. No similar costs were expensed during fiscal 2003.

      Impairment of Goodwill and Other Intangible Assets. Due to current operating losses, the absence of positive cash flows, recent significant declines in our common stock price and uncertainties resulting from the duration and severity of the industry downturn, we assessed the recoverability of the intangible assets related to the Sensys acquisition subject to amortization in accordance with SFAS No. 144 and tested goodwill related to the Sensys acquisition for impairment in accordance with SFAS No. 142 during the quarter ended September 30, 2002. Based upon our projection of significantly reduced future cash flows related to Sensys products, an impairment expense of $576,000 was recognized for developed technology, $174,000 for development contract and $362,000 for trade name intangible assets in the quarter ended September 30, 2002. In addition, during the fourth quarter ended March 31, 2003, we recognized an additional impairment charge of $431,000 related to trade name intangible assets. The impairment test under SFAS No. 142 was based on a two-step process involving: 1) comparing the estimated fair value of the related reporting unit to its net book value, and 2) comparing the estimated implied fair value of goodwill to its carrying value. As a result of the test, we wrote down goodwill assets by $65.9 million in the quarter ended September 30, 2002.

      Restructuring, Severance and Other. During fiscal 2003, we recorded $4.3 million charges related to restructuring, severance and other costs. We closed down two facilities in Santa Clara, California to reduce operating expenses and recorded a $1.2 million charge associated with the abandonment of leased facilities and write-off of fixed assets. We also implemented two reduction-in-force programs affecting approximately 190 people and recorded $3.1 million of severance and related costs. During fiscal 2002, we recorded $1.5 million in severance charges as we reduced our workforce by approximately 130 people to reduce operating costs. We had also implemented another reduction in force program of approximately 45 employees in April 2003 and will record the related severance and other costs in the first quarter of 2004.

      Stock-Based Compensation. As part of the Sensys acquisition, we assumed $3.5 million of stock-based compensation to be amortized over the vesting period of the options. The amortization expense was $1.7 million or 3% of net revenues in fiscal 2003 and $0.6 million or 1% of net revenues in fiscal 2002. We expect that the stock-based compensation in fiscal 2004 will be lower than that of fiscal 2003 due the cancellation of options held by the Sensys employees who left the company in fiscal 2003 and in the first quarter of 2004.

      Other Income. Other income includes interest expense, interest income, and other non-operating income, net. Total other income for fiscal 2003 was $0.9 million, compared to $2.3 million of total other income in fiscal 2002. The decrease from fiscal 2002 to fiscal 2003 was primarily due to the decrease in the interest-generating investment balance. We expect that other income in fiscal 2004 will be lower than that of fiscal 2003 due to the lower balance of interest-generating investment.

      Benefit for Income Taxes. The effective tax rate of 0% for fiscal year 2003 was based upon our net tax loss for fiscal 2003. For fiscal 2002, we recorded a $1.1 million benefit for income taxes due to a change in the tax law that allowed us to carry back net operating losses for five years instead of two years under the previous law. We received the $1.1 million tax refund during fiscal 2003.

      Net Loss. Net loss for fiscal 2003 was $133.6 million, as compared to net loss of $49.2 million for the prior fiscal year. The loss in fiscal 2003 was primarily a result of decreased revenues, lower gross profit margin and charges recorded in fiscal 2003 of $67.4 million of goodwill and other intangible assets impairment, $9.6 million of additional reserves for obsolete and excess inventories and $4.3 million of restructuring, severance and other costs.

Fiscal Year Ended March 31, 2002 Compared to Fiscal Year Ended March 31, 2001

      Net Revenues. Net revenues for the fiscal year ended March 31, 2002 and 2001 were $81.9 million and $198.2 million, respectively. Both fiscal 2002 and fiscal 2001 results reflect our adoption of SAB 101. Under SAB 101, a portion of revenues are deferred until installation is complete and the customer accepts the system. Deferred revenues relative to service contracts are recognized over of the life of the related service contract.

      Compared to fiscal 2001, net revenues decreased $116.3 million or 59%. The decrease in fiscal 2002 revenues was primarily attributable to the capital spending reductions in the semiconductor industry during fiscal 2002, which were primarily related to the cyclical downturn of semiconductor manufacturers and the weakness of the global economy. Revenues decreased primarily due to decreased units sold of both our Therma-Probe and Opti-Probe products.

      Net revenues attributable to international sales for the fiscal years ended March 31, 2002 and 2001 accounted for 62% and 59% of our total revenues for such periods, respectively.

      Gross Profit. Gross profit decreased 83% from $96.8 million in fiscal 2001 to $16.5 million in fiscal 2002. As a percentage of net revenues, gross profit decreased from 49% in fiscal 2001 to 20% in fiscal 2002. The substantial decrease in gross profit in fiscal 2002 was primarily because of lower revenue, a substantial increase of inventory reserves, and lower production volume, which was inadequate to absorb manufacturing overhead. We increased inventory reserves for obsolete and excess inventories by $12.2 million in the fourth quarter of fiscal 2002. The charges were significantly higher than the normal level and were primarily caused by a significant reduction in demand including reduced demand for our older technology products. During fiscal 2002, we did not reduce our manufacturing overhead enough to compensate for the 59% decrease in revenues compared to fiscal 2001.

      Research and Development, or R&D, Expenses. R&D expenses were $29.1 million and $33.9 million for fiscal years 2002 and 2001, respectively, representing a decrease in fiscal 2002 of $4.8 million, or 14% from fiscal 2001. R&D expenses as a percentage of net revenues for fiscal 2002 increased to 36% from 17% for fiscal 2001. The decrease of absolute dollars from the prior year is primarily the result of reductions in patent defense expense, contract labor and discretionary expenses.

      Selling, General and Administrative, or SG&A, Expenses. SG&A expenses were $21.7 million and $28.2 million for fiscal years 2002 and 2001, respectively. The decrease in fiscal 2002 SG&A expenses was due primarily to decreased headcount as well as decreased sales expenses, such as sales commissions, related to decreased revenues. Compared to fiscal 2001, SG&A expenses in fiscal 2002 decreased $6.5 million, or 23%. SG&A expenses as a percentage of net revenues increased to 27% in fiscal 2002 from 14% in fiscal 2001 primarily due to significantly lower revenue levels in fiscal 2002.

      In-Process Research and Development. In January 2002, we acquired Sensys in a transaction accounted for as a purchase. The purchase price was allocated to the assets acquired, including intangible assets, based on their estimated fair values. The intangible assets included approximately $16.3 million for acquired in-process technology for various projects that did not have future alternative uses. The value of the purchased in-process technology was determined using the income approach, which discounts expected future cash flows from projects under development to their net present value. Each project was analyzed to determine the technological innovations included; the utilization of core technology; the complexity, cost and time to complete development; any alternative future use or current technological feasibility; and the stage of completion. The cash flows derived from the in-process technology projects were discounted at a rate of 40%. We believe this rate was appropriate given the risks associated with the technologies for which commercial feasibility had not been established. The percentage of completion for each in-process project was determined by identifying the elapsed time invested in the project as a ratio of the total time required to bring the project to technological and commercial feasibility. At the date of the acquisition, the development of these projects had not yet reached technological feasibility, and the technology in process had no alternative future uses. Accordingly, these costs were expensed in the fourth quarter of fiscal 2002.

      Severance Charge. During fiscal 2002, we recorded $1.5 million in severance charges as we reduced our workforce by approximately 130 people to reduce operating costs. In fiscal 2001, we accrued a $1.7 million severance charge due to the retirement of our former chairman and Chief Technical Officer, Dr. Allan Rosencwaig.

      Stock-Based Compensation. As part of the acquisition of Sensys, we assumed $3.5 million of stock-based compensation to be amortized over the vesting period of the options. The amortization expense was $0.6 million in our fiscal fourth quarter, or 4% of revenues for the quarter.

      Other Income (Expense). Other income (expense) includes interest expense, interest income, and other non-operating income (expense), net. Total other income for fiscal 2002 was $2.3 million, compared to $1.2 million of total other income in fiscal 2001. A $3.0 million charge was recorded as other expense in fiscal 2001 in connection with the settlement of patent lawsuits with KLA-Tencor. Interest income included in the total other income of fiscal 2002 and 2001 was $2.4 million and $4.3 million, respectively. The decrease in interest income from fiscal 2001 to fiscal 2002 was primarily due to the decrease in interest rate.

      Provision (Benefit) for Income Taxes. For fiscal 2002, we recorded a $1.1 million benefit for income taxes due to a change in the tax law that allowed us to carry back net operating losses for five years instead of two years under the previous law. For fiscal 2001, we recorded a $2.0 million provision for income taxes.

      Net Income (Loss). Net loss for fiscal 2002 was $49.2 million, as compared to net income of $25.8 million for the prior fiscal year. The loss in fiscal 2002 was primarily a result of decreased revenue, lower gross profit margin and charges recorded in the fiscal fourth quarter of 2002 of $16.3 million for the write-off of acquired IPR&D and $12.2 million additional reserves for obsolete and excess inventories.

      Backlog. At March 31, 2003, 2002, and 2001, our backlog was $14.2 million, $16.5 million, and $57.3 million, respectively. Our backlog consists of product orders for which a customer purchase order has been received and accepted and which are scheduled for shipment within twelve months. Orders that are scheduled for shipment beyond the twelve-month window are not included in backlog until they fall within the twelve-month window. Orders are subject to rescheduling or cancellation by the customer, usually without penalty. Backlog also includes recurring fees payable under support contracts with our customers and orders for spare parts and billable service. Because of possible changes in product delivery schedules and cancellation of product orders and because our sales will sometimes reflect orders shipped in the same quarter that they are received, our backlog at any particular date is not necessarily indicative of actual sales for any succeeding period.

Liquidity and Capital Resources

      We have incurred substantial losses and experienced negative cash flow since fiscal 2000, and had an accumulated deficit of $282.9 million at March 31, 2003. As a result of these circumstances, our independent auditors’ report for our last fiscal year, included in our Form 10-K filed on June 30, 2003, included an explanatory paragraph that indicated that there was substantial doubt about our ability to continue as a going concern. Our accumulated deficit was $298.2 million as of September 30, 2003.

      Subsequent to the filing of the March 31, 2003 consolidated financial statements in our Form 10-K, in September 2003, we raised approximately $11.8 million in net proceeds from a private placement. As a result of this, our independent auditors determined that the explanatory paragraph included in the earlier filing was no longer required. As such, this paragraph has been removed from the independent auditors’ report.

      To conserve cash, we have implemented cost cutting measures, and in September 2002, implemented a restructuring program. In addition, in June 2003, we entered into a credit agreement with a financial institution that provides for a credit facility of up to $15.0 million, subject to certain restrictions in the borrowing base based on eligibility of receivables and inventory. Also, in September 2003, we sold 5.8 million shares of common stock in a private placement which yielded us approximately $11.8 million in net proceeds.

      If liquidity problems should arise, we will take additional measures to reduce operating expenses such as reducing headcount or canceling research and development projects. However, we may need to raise additional funds to finance our activities next year and beyond through public or private equity or debt financings, the formation of strategic partnerships or alliances with other companies or through bank borrowings with existing or new banks. We may not be able to obtain additional funds on terms that would be favorable to us, or at all.

      We believe, based on our ability to implement the aforementioned measures, and with the combination of existing cash resources, including the funds raised in September 2003, together with our lines of credit, that we will have liquidity sufficient to meet our operating, working capital and financing needs for the next twelve months.

      Our principal sources of funds are anticipated to be cash on hand ($22.6 million as of September 30, 2003), cash flows from operating activities and, if available and necessary, borrowings under our bank credit facility. Our cash and short-term investments decreased by $45.4 million during fiscal year 2003. We have implemented various cost reduction programs during and subsequent to the end of fiscal year 2003 to bring operating expenses in line with revenue projections. We believe that with these cost reduction programs in place, we will reduce operating expenses significantly enough so that we will have sufficient liquidity and capital resources to meet our current and future financial obligations for at least the next twelve months. No assurance can be given, however, that this will be the case. We may require additional equity or debt financing to meet our working capital requirements or to fund our research and development activities. There can be no assurance that additional financing will be available when required or, if available, will be on terms satisfactory to us.

      Our principal liquidity requirements are for working capital. Over the last three fiscal years, we have funded our operating activities principally from funds generated from operations and net proceeds from an initial public offering.

      Cash flows used by operating activities were $4.5 million and $18.6 million for the first six months of fiscal 2004 and 2003, respectively. The decrease in cash flows used by operating activities from fiscal year 2003 to 2004 was mainly due to a lower net loss, the collection of accounts receivable and the use of inventory on hand in the first six months of fiscal year 2004. Cash flows provided (used) by investing activities were $1.0 and $(2.4) million for the first six months of fiscal 2004 and 2003, respectively. The increase in cash flows provided by investing activities was primarily due to the lifting of restrictions on cash, a decrease in capital expenditures and proceeds from the sale of an investment in the first fiscal quarter of 2004.

      Cash flows provided by financing activities were $12.0 million and $0.1 million for the first six months of fiscal 2004 and 2003, respectively. Cash was generated from the exercise of stock options and warrants and the issuance of common stock under our employee stock purchase plan, and from the repayment of notes receivable from stockholders who were our former employees. The increase in cash provided by financing activities in the second quarter of fiscal 2004 was primarily due to the completion of the sale of 5.8 million shares of our common stock in a private placement in September 2003, which increased cash by approximately $11.8 million net of expenses related to the transaction.

      Our off-balance sheet commitments are limited to equipment operating leases, leases on office and manufacturing space and certain software license agreements, and commitments to vendors related to non-cancelable inventory purchase orders. Future payments due under these obligations as of September 30, 2003 (in thousands) are as follows:

	Operating	Other
Fiscal Year	Leases	Commitments

2004	$1,485	$3,463
2005	2,546	482
2006	1,862	40
2007	536	40
2008	555	—
Thereafter	93	—

Total future minimum payments	$7,077	$4,025

      We indemnify some of our suppliers and customers for specified intellectual property rights pursuant to certain parameters and restrictions. The scope of these indemnities varies, but in some instances includes indemnification for damages and expenses (including reasonable attorney fees) related to any misuse by us of the intellectual property. No amounts have been accrued in respect of the indemnification provisions at September 30, 2003.

      In June 2003, we entered into a new loan and security agreement with Silicon Valley Bank, or SVB. The new agreement includes a $5.0 million domestic line of credit, including a sub-limit of $5.0 million for letters of credit, and a $10.0 million Export-Import Bank of the United States, or EXIM, guaranteed revolving line of credit. The new bank credit facility allows us to borrow money under the domestic line bearing interest at the SVB prime rate plus 1.50% floating. The EXIM revolving line allows us to borrow money at the SVB prime rate plus 1.75% floating. We may request advances in an aggregate outstanding amount not to exceed the lesser of $15.0 million total under the two lines or the borrowing base, in each case minus the aggregate face amount of outstanding letters of credit, including any drawn but un-reimbursed letters of credit. Our borrowings under the SVB and EXIM guaranteed credit facilities are secured by substantially all of our assets. As of December 5, 2003, we had no debt outstanding under this agreement. The credit facilities mature on June 13, 2004. As of September 30, 2003, we violated certain compliance provisions of the agreement, which were waived by SVB in October 2003.

Recent Private Placement of Common Stock

      On September 16, 2003, we completed a private placement of 5,800,000 shares of our common stock to a group of predominately institutional investors at an offering price of $2.20 per share. We received net proceeds from that offering of approximately $11.8 million. The offer and resale of the common stock issued in that private placement have been registered in the registration statement of which this prospectus forms a part.

Inflation

      The impact of inflation on our business was not material for the fiscal years ended March 31, 2003, 2002 and 2001 or for the fiscal quarter ended September 30, 2003.

Market Risk Disclosures

      The following discussion about market risk disclosures involves forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements. We are exposed to market risks related to changes in interest rates and foreign currency exchange rates. We do not have any derivative financial instruments. See also the discussion under the heading “Forward-Looking Statements.”

Interest Rate Risk

      As of September 30, 2003, our cash and cash equivalents included money market securities and investment grade commercial paper. Due to the short term duration of such an investment portfolio, an immediate 10% change in interest rates would not have a material effect on the fair market value of such a portfolio, therefore, we would not expect our operating results or cash flows to be affected to any significant degree by the effect of a sudden change in market interest rates on our securities portfolio.

Foreign Currency Exchange Risk

      A substantial portion of our sales are denominated in U.S. dollars and, as a result, we have relatively little exposure to foreign currency exchange risk with respect to sales made. We do not use forward exchange contracts to hedge exposures denominated in foreign currencies or any other derivative financial instruments for trading or speculative purposes. The effect of an immediate 10% change in exchange rates would not have a material impact on our future operating results or cash flows.

BUSINESS

      Therma-Wave is a worldwide leader in the development, manufacture, marketing and service of process control metrology systems used in the manufacture of semiconductors. Process control metrology is used to monitor process parameters in order to enable semiconductor manufacturers to maintain high overall, manufacturing yield, reduce the size of the circuit features imprinted on the semiconductor to improve the performance of the semiconductor device and increase their equipment productivity. Our current product families, Therma-Probe®, Opti-Probe®, Opti-Probe CD™ and RT/CD®, Integra® integrated metrology products, use proprietary and patented technology to provide precise, non-contact, non-destructive measurement for each and every basic building block, or process module, in the manufacture of integrated circuits, or ICS:

•	Ion Implantation — implanting ions, usually boron, phosphorus or arsenic, into selected areas of the silicon wafer to alter its electrical properties. Ion implantation may be performed typically 6 to 12 times in the manufacture of IC’s. For example, ion implantation creates the positively- and negatively-doped regions used to create each of the millions of transistors on each integrated circuit. It also is used to adjust the voltage at which the transistors will “turn on”. Our Therma-Probe is typically used as a standard metrology tool for these ion implantation processes.

•	Dielectric Film Deposition and Etchsing — depositing and selectively removing layers of dielectric films on the silicon wafer in order to provide electrical insulation for each layer of the semiconductor IC. Film deposition is typically done by Chemical Vapor Deposition, or CVD, and film removal is typically done by plasma etching. Our Opti-Probe is typically used as a standard, in-line metrology tool for film thickness in these processes. Our Opti-Probe CD and RT/CD, or Real-Time Critical Dimensions, and Integra integrated metrology products, are newly introduced products which provide rapid, non-destructive wafer-state information for control of the Critical Dimensions, or CDs, of the etch processes.

•	Conductor Film Deposition and Etching — depositing and selectively removing layers of metal, polysilicon, and metal barrier films used to interconnect the transistors within a semiconductor device. Film deposition is typically done by Physical Vapor Deposition, or PVD, or by CVD, and film removal is typically done by plasma etching or chemical mechanical planarization. Our Opti-Probe is typically used as a standard metrology tool for the non-opaque conductor films. Our Opti-Probe CD and RT/CD, and Integra integrated metrology products, are newly introduced products which provide rapid, non-destructive wafer-state information for control of the CDs of the etch processes.

•	Chemical Mechanical Planarization, or CMP — “leveling” the top surface of the wafer after each layer of device features is added. The leveling is done by mechanical polishing in a chemical solution, and is required to maintain flatness of the wafer throughout the sequence of hundreds of process steps. Our Opti-Probe is typically used as a standard, in-line metrology tool for film thickness in these processes.

•	Wafer Patterning — using photolithographic techniques to create the fine (sub-micron) structures that define the integrated circuit. The wafer patterning is typically done by “stepper” exposure systems and the photoresist developing and removal is done by “track” systems and “asher/ strip” systems. Our Opti-Probe is typically used as a standard, in-line metrology tool for film thickness and reflectivity in these processes. Our Opti-Probe CD and RT/CD, and Integra integrated metrology products are newly introduced products that provide rapid, non-destructive wafer-state information for control of the CDs of the wafer patterning process.

Industry Background

      The demand for semiconductors has increased as the use of semiconductors has expanded beyond personal computers and computer systems to a wide array of additional applications, including telecommunication and data communication systems, automotive systems, consumer electronics, medical products and household appliances. Additionally, the Internet has stimulated the need for more high performance semiconductor devices. As a result, semiconductors have become more complex, requiring:

•	successive decreases in feature line width, for example, from 150 nanometers, or nm, to 130 nm, from 130 nm to 110 nm, and from 110 nm to 90 nm;

•	as many as 500 process steps; and

•	an increase in the number of metal or “interconnect” layers.

      Additionally, the life cycle for these semiconductor device processes has been compressed from four years in the early 1990s to approximately two years today. The increase in device complexity and reduction in product life cycles have led to a more costly and complex manufacturing process. At the same time, semiconductor manufacturers have continued to face significant price pressure due to competition in the industry. These factors have led semiconductor manufacturers to intensify efforts to improve fab productivity, including the increased use of process control metrology.

      Process control metrology is used to monitor process parameters in order to enable semiconductor manufacturers to reduce costs and improve device performance. Historically, semiconductor manufacturers have achieved an approximate 25% to 30% annual reduction in cost per chip function through productivity improvements including reduced feature size, increased wafer size and increased equipment productivity. Although increasing wafer size and yield (percentage of “good” ICs per wafer) will continue to be sources of productivity gains by semiconductor manufacturers, increasingly, we believe, gains will come from reduced feature size and non-yield-derived manufacturing productivity enhancements. This important last category includes increased equipment uptime, reduced manufacturing space requirements, reduced use of wafers for testing purposes and lower tool maintenance costs.

Therma-Wave Metrology Solutions

      Our company’s Fab Productivity Enhancement® solutions currently consist of the following product lines:

Therma-Probe and Opti-Probe systems — two well-established, major product families of in-line process control metrology equipment.

      The Therma-Probe product family was introduced in 1985 as our initial product line, and the Opti-Probe product family was introduced in 1992. Both product families feature proprietary and patented measurement technologies and offer robotic wafer handling, advanced vision processing, sophisticated but user-friendly software and high throughput and reliability. The modular design of the hardware and software enables continuous product enhancement as new advances are made.

Opti-Probe RT/CD and Integra — two additional recently-introduced product families.

      Opti-Probe CD and RT/CD (Real-Time Critical Dimension): The Opti-Probe CD is a spectroscopic ellipsometer-based system that provides revolutionary, nondestructive Critical Dimension metrology for the smallest features of the next generations of IC’s in ways superior to the traditional CD-SEM, or scanning electronic microscope, tools. This product employs our new RT/CD analysis software that provides real-time CD and profile results, and solutions based on a previously generated and stored library. During this fiscal year, we continued our expansion from being a hardware system supplier to a more complete CD system supplier (Opti-Probe CD plus RT/CD analysis software).

      Integra integrated metrology products: Integrated Metrology, or IM, is based on compact metrology “modules” which are installed and function inside an IC process system such as an etcher or CVD deposition system to provide metrology on each wafer before it exits the process tool. Originating as a means to further boost IC fab productivity, we believe IM is a growing trend in the semiconductor industry and that our Integra IM product offering is one of the most diverse in the semiconductor metrology industry.

      These products represent a substantial expansion of our Fab Productivity Enhancement offerings to the semiconductor industry, and represent a growth in our addressed market by over 100%.

      For the years ended March 31, 2003, 2002 and 2001, revenues from Opti-Probe product family accounted for approximately 41%, 62% and 65%, respectively, of our total revenues. Revenues from Therma-Probe product family accounted for approximately 11%, 13% and 16%, respectively, of our total revenues in fiscal 2003, 2002 and 2001.

Therma-Probe Ion Implant Monitoring Products

Ion Implant Metrology

      A key process step in the fabrication of semiconductor devices is the implantation of ions, usually boron, phosphorous or arsenic, into selective areas of the silicon wafer to alter its electrical properties. Control of the accuracy and uniformity of the ion implant dose is critical to device performance and yield. Ion implantation is generally performed several (typically six to twelve) times during the early phases of the fabrication cycle. As a result, there is typically a time lag of several weeks between these implant steps and the first electrical measurements that indicate whether the ion implantation process was properly executed. Failure to identify improper ion implantation can be extremely costly to a semiconductor manufacturer if the wafer production is permitted to continue in error. To test on a more timely basis whether the ion implantation was properly executed, semiconductor manufacturers historically used a four-point probe which measured electrical resistance but required physical contact between the probe and the silicon wafer surface. Because the physical contact with the wafer surface produces silicon particles (defects), which can kill IC yield, the four-point probe method can only be used on “test wafers” (non-production blank wafers that have no IC devices on them). In contrast to that method, Therma-Probe’s capability to measure nondestructively on the actual production IC wafers decreases manufacturing costs by reducing the need for test wafers and pilot runs and shortening the cycle time between the implant and monitoring steps. In addition, Therma-Probe systems detect implant processing problems that only affect the product wafers and which are not revealed by utilizing test wafer monitoring alone.

Ultra-Shallow Junction Metrology

      As semiconductor devices decrease in size, demands for the formation of Ultra-Shallow-Junctions, or USJs, are increasing. We provide a new application for monitoring USJs using the Therma-Probe technology.

      The Therma-Probe system performs nondestructive evaluation of USJs and achieves correlation with Secondary Ion Mass Spectrometry, or SIMS, data of .98. This new metrology tool gives engineers an edge in the formation, control and monitoring of USJ sin CMOS devices.

      A basic p-channel USJ formation requires a very low-energy boron implant (typically less than 1keV) followed by a very quick, rapid thermal-spike anneal, or RTA. One of the main challenges in the scaling of CMOS devices is the formation, control and monitoring of these USJs. Therma-Wave has demonstrated that it’s Therma-Probe system performs nondestructive evaluation of USJs and achieves excellent correlation with destructive SIMS data. Long-term repeatability for the USJ application is less than 0.3% (1 sigma) with typical values around 0.16%.

      Contour mapping, a data analysis feature for this application, is a powerful tool to provide engineers with invaluable information showing local variations in junction formation. The contour patterns provide fast feedback at a glance for optimization of both anneal, as well as ion implant, processes. This new application of a standard ion implant monitoring tool gives engineers an edge in the formation, control and monitoring of USJs in CMOS devices.

      Our dominant position in ion implant process control is now expanding to control of the rapid thermal anneal process, bringing 18 years of thermal-wave experience to bear on this control problem. The USJ application again demonstrates our leadership role in semiconductor process control.

Therma-Probe Product Family

      Therma-Probe systems are the predominant non-destructive process control metrology system used world-wide for the ion implantation process in the fabrication of semiconductors. The Therma-Probe systems employ proprietary thermal wave technology that uses highly focused but low power laser beams to generate and detect thermal and plasma wave signals in the silicon wafer. Proprietary software correlates the signals to the ion implant dose. Unlike previous ion implant metrology systems, the Therma-Probe systems utilize a totally non-contact, non-damaging technology and thus can be used to monitor product wafers immediately after the ion implantation process. These features have been integrated into an easy-to-use and reliable package with automated wafer handling and statistical data processing.

Therma-Probe Benefits

      We believe that our Therma-Probe systems offer the following technological advantages and benefits that distinguish them from the ion implant metrology systems offered by our competition:

•	Proprietary Technology. To provide non-contact, non-contaminating ion implant measurements on product wafers, Therma-Probe systems employ proprietary thermal wave technology, which uses highly focused but low power laser beams to generate and detect thermal wave signals in the silicon wafer that can be correlated to the ion implant dose. The thermal wave technology used to measure the ion implant dose in the silicon wafer is a highly proprietary and extensively patented technology owned by our company.

•	Ease of Use and Reliability. We believe we have integrated thermal wave technology into easy-to-use and reliable process control metrology systems. These systems are configured specifically for use by semiconductor device manufacturers and feature automated wafer handling, automated data collection, statistical data processing and data management.

•	Installed Base. All major semiconductor manufacturers use Therma-Probe systems to monitor and control their ion implant processes. In addition, virtually all major manufacturers of ion implant equipment utilize Therma-Probe systems to help develop and qualify their implanters. Our engineers have extensive experience in addressing many different types of ion implant applications and providing valuable assistance to our customers, thereby strengthening relationships with them. We believe our significant installed base of Therma-Probe systems acts as a barrier to entry for current and potential competitors in the ion implant measurement market.

•	Continuous Improvement. We continue to develop, manufacture and market new and improved Therma-Probe systems to enhance system capability and to lower the cost of ownership to the customer. For example, the most recent generation TP-630 possesses state-of-the-art ion implant measurement technology for wafer sizes up to 300 millimeters.

      The following table summarizes improvements to the Therma-Probe product family:

	Year
System	Introduced	Description of Innovation/ Advancement

TP-200	1985	Introduced first non-destructive process control metrology system to measure ion implantation. Solved wide-spread IC industry need for rapid ion implant metrology on product wafers.
TP-300	1987	Added cassette-to-cassette wafer handling and automation software to the capability of the TP-200 to satisfy industry need to proliferate product wafer measurements.
TP-400	1992	Significantly improved repeatability of the basic ion implantation dose measurement and added second wafer cassette station for improved tool calibration.
TP-500	1996	Provided improved product reliability by employing the modernized and field-proven platform of the Therma-Wave Opti-Probe 2600, and added pattern recognition and improved wafer throughput.
TP-630	1998	Expanded wafer measurement capability to handle the new 300 millimeter silicon wafers, in addition to traditional 200 millimeter wafers.

	Year
System	Introduced	Description of Innovation/ Advancement

TP-500	2000	Initiated application research for ultra-shallow junction depth metrology.
TP-630	2001	Integrated new 300mm Automation SEMI Standard (E87, E90, E40, E94) by having an NT front end computer and a DOS back-end measurement computer.
TP-630XP	2003	Increased repeatability of ion implantation dose measurement by a factor of four, and released the application for ultra-shallow junction depth metrology.

Opti-Probe Thin-Film Metrology Systems

Thin-Film Metrology

      The majority of the 100 to 500 process steps required to fabricate semiconductors on a silicon wafer involve the deposition and selective removal of a variety of insulating and conducting thin-films. Thin-film metrology systems measure the thickness and material properties of these thin-films and, because they are used to measure a large number of process steps, they are one of the most important and pervasive metrology systems utilized at semiconductor fabrication facilities. The most widely used technologies to measure the thickness and properties of thin films have historically been reflection spectrometry and ellipsometry. Reflection spectrometers obtain an optical spectrum as a function of wavelength for light reflected from the surface of a wafer. This spectrum is then analyzed with appropriate physics-based algorithms to obtain film thickness and, in some cases, other properties of the film. In ellipsometry, the change of polarization of the reflected light is measured. The polarization change is analyzed with appropriate algorithms to obtain film thickness, and, in some cases, other properties of the film.

      Increasingly, traditional, single-technology film metrology systems have been unable to meet the process control metrology demands of the semiconductor industry. For example, the industry is rapidly moving toward measuring product wafers rather than test wafers, both because of the inability to adequately control the manufacturing process using test wafers alone, and the costs associated with the processing of non-productive test wafers. Measurements on product wafers, however, must be performed in small areas, and both spectrometers and ellipsometers generally require fairly large measurement areas. Additionally, increasing demands for improved precision and repeatability require the ability to measure thicknesses that range from extremely thin films, which generally measure below 20 angstroms, to films that are hundreds of thousands times thicker. An angstrom is equal to one hundred millionth of a centimeter. Reflection spectrometers are most suitable for measuring thicker films, whereas ellipsometers are most suitable for measuring very thin films. Furthermore, the industry is now using film stacks composed of several layers of different films and the optical properties of many films are functions of the actual deposition conditions. Generally spectrometers or ellipsometers alone generate insufficient data to simultaneously determine the thicknesses and properties of these film stacks and new films with the precision that semiconductor manufacturers require. Reflection spectrometers and most ellipsometers have very limited capabilities for such simultaneous measurements of both thickness and optical parameters.

Opti-Probe Product Family

      Opti-Probe systems significantly improve upon existing thin-film metrology systems by successfully integrating up to five distinct film measurement technologies, three of which are patented by our company. By combining the measured data from these multiple technologies and correlating it by using proprietary software, Opti-Probe systems provide increased measurement capability leading to higher yields, less misprocessing, less rework, faster production ramp-up and increased productivity on both test and product wafers. These techniques of combining optical measurement technologies and correlating the results have also been patented by us.

Opti-Probe Benefits

      Several technological advantages and benefits of Opti-Probe systems distinguish them from thin-film metrology systems offered by our competition including the following:

•	Proprietary Technology. Opti-Probe systems combine up to five distinct measurement technologies, three of which are patented. Additionally, we hold patents on the use of many of the combinations of these thin-film measurement technologies. Due to the amount of data that can be obtained from these combined optical technologies, it is possible to determine the thickness and optical parameters of one or more films simultaneously. In addition, the proprietary technologies employ a highly focused laser beam and consequently Opti-Probe systems can perform measurements with a spot size that is the smallest in the industry. Although our competitors have now introduced systems that contain both spectrometers and ellipsometers in one tool, only we have patented the technique of combining the measurement data from these technologies-which we believe helps to maintain our competitive position.

•	Ease of Use and Reliability. Regarded as easy-to-use and highly reliable, Opti-Probe systems are configured specifically for semiconductor device manufacturers and feature automated wafer handling, advanced image processing, automated data collection, statistical data processing and data management.

•	Proprietary Software. We deem the proprietary software incorporated into our Opti-Probe systems to be superior to that of our competition. During the fabrication of semiconductors, many different films and film stacks, consisting of several layers of different films, are deposited and selectively removed from the silicon wafer. This, in turn, means that hundreds of film measurement data analysis algorithms, or recipes, must be developed and stored in the computer of a thin-film metrology system. Thus, the full benefit of a thin-film metrology system to the customer is a result of a combination of superior measurement capability and superior recipe development. We have a staff of experienced applications scientists and engineers stationed worldwide near all major customers that provides full applications support to develop new recipes as device manufacturing processes change.

•	Continuous Improvement. We continue to develop, manufacture and market new and improved systems. We continually strive to provide the semiconductor industry with thin-film metrology systems that operate with greater reliability in the deep ultra-violet region of the optical spectrum. This is of paramount importance since device manufacturers are now developing patterning technology utilizing optical radiation in this ultra-violet region.

      In 1998, we introduced the Opti-Probe 5000 series, which integrates up to two additional measurement technologies into the Opti-Probe product family. As a result, the Opti-Probe 5000 series has up to five independent, yet fully integrated measurement technologies. We believe current competitive products include no more than two independent measurement technologies. The two additional technologies that have been integrated into the 5000 series are spectroscopic ellipsometry and absolute laser ellipsometry, each of which has expanded the Opti-Probe’s measurement capabilities and improved measurement integrity.

      Spectroscopic ellipsometry in the Opti-Probe 5000 is advanced to a new level of capability by being integrated with any of the other four technologies in the Opti-Probe 5000. This design accelerates the Opti-Probe 5000’s ability to determine the correct film solution even for difficult, multi-parameter applications, and maximizes its robustness against errors due to fluctuations in the semiconductor process.

      The addition of absolute laser ellipsometry, or AE®, to Opti-Probe 5000 systems has enabled the Opti-Probe to set new records for the most repeatable ultra-thin measurement of gate oxide thickness. These measurements are critical for process control of the transistor gate on all IC devices. Combined with the Desorber® option of the Opti-Probe, we deem the Opti-Probe offers the semiconductor industry’s best solution for process control and multi-fab matching of thin gate processes.

      We sold our first Opti-Probe 5000 system in 1998. Since that introduction, we believe the Opti-Probe 5000 system has successfully established itself as the semiconductor industry’s highest-performance thin-film metrology system. Moreover, some of the most successful IC manufacturers, who are now constructing new multi-billion-dollar 300-millimeter fabs, have selected Opti-Probe for use in these state-of-the-art fabs.

      The following table summarizes our improvements to the Opti-Probe product family:

	Year
System	Introduced	Description of Innovation/ Advancement

OP-1000	1992	Introduced a new, patented optical technology, BPR®, to measure thin-film deposition and removal.
OP-2000	1993	Integrated BPR with a newly patented optical technology, BPE®, to enhance measurement capabilities for very thin-films.
OP-2600	1994	Integrated BPR, BPE and Spectrometry to further expand the measurement capabilities.
OP-2600 DUV	1996	Integrated deep ultra-violet reflectance, or DUV, with the existing system to expand measurement range.
OP-3260	1996	Significantly increased throughput of Opti-Probe.
OP-3260 DUV	1996	Integrated OP-3260 system with DUV reflectance.
OP-5200 Series	1998	Integrated up to five measurement technologies (BPR, BPE, DUV reflectance, Spectroscopic Ellipsometry and AE).
OP-5300 Series	1998	Expanded OP-5200 series wafer measurement capability to 300 millimeters.
OP-5200 and Series	2000-2001	Released new applications for advanced OP-5300 series semiconductor manufacturing processes, including ultra-thin gate stacks, advanced 193 nanometer organic and inorganic antireflective layers, silicon on insulator, and silicon-germanium.
OP-5300 Series	2001	NT became the standard operating system for 300 millimeter Opti-Probes, replacing DOS.
OP-5200 Series	2000-2001	Desorber product option was introduced, enabling Opti-Probe to meet stringent industry requirements for thin gate dielectric metrology.
OP-5300 Series	2000-2001	Wafer Bow/Warp/Stress, or WBWS™, product option was introduced, enabling measurement of additional wafer properties at overall reduced cost for the customer. Integrated new 300mm Automation SEMI Standard (E87, E90, E40, E94).
OP Series-7	2002	Series-7, a new universal 200/300mm platform, builds on the OP-5000 technologies. Delivering higher productivity and enhanced optics to address advanced thin-film applications, it improves upon industry requirements for on-product wafer measurement resulting in lower COO and extendibility to the customer.

Opti-Probe CD and RT/CD Products

New Market Requirements

      In January 2002, we introduced Opti-Probe RT/CD, a new product designed to measure the lateral Critical Dimensions and cross-sectional shape, or profile, of fine IC features. As semiconductor device manufacturers continue to shrink feature sizes to the 100 nm technology node and smaller, traditional CD metrology techniques such as critical-dimension scanning electron microscopy, or CD-SEM, lack the resolution and stability required to provide accurate data about feature critical dimensions and profile. A significant limitation is that these methods provide only a top-down view of features and provide little or no data about characteristics of the sides or bottom of a structure.

      Microelectronics engineers and managers are often confronted with problems involving variations in profile and sidewall angle. Detailed knowledge of profile shape is of high importance. In shallow trench isolation, or STI, or damascene integration schemes, etched trenches to be filled by downstream process steps may have problematic re-entrant angles, notching, t-topping or other artifacts. These feature artifacts can lead to yield-killing conditions such as voiding and cracking of deposited films in later deposition fill process steps.

      For the critical gate patterning process, tight control of the gate CD correlates to improved device performance and better bin sort yields (and revenues/ chip). Furthermore, shape anomalies such as undercut, microtrenching or notching, can have a detrimental effect on device speed and reliability. In these and other applications, precise shape profiling is crucial.

Opti-Probe CD and RT/CD Products

      Our Opti-Probe RT/CD is the first optical CD scatterometry system that combines high-information content spectroscopic ellipsometry, or SE, optical measurement with ultra-fast calculation (“real-time regression”) to analyze and display results without the use of off-line modeling and solution libraries. Full-featured, complex CD profiles can be calculated in seconds with precision and repeatability and, we believe, with more structural information than our competitors on sidewall profile and shape.

      The Opti-Probe RT/CD system leverages our established Opti-Probe thin-film metrology platform for optical data acquisition. The Opti-Probe’s patented rotating compensator spectroscopic ellipsometer, or RCSE, provides data richness in the measured spectra, thereby ensuring detail and accuracy in the results. This non-destructive CD measurement technology is beneficial for the current prevalent microelectronics technology node (130nm), and is extendible to the 100 nm technology node and beyond for a wide range of process applications throughout this decade.

      During fiscal year 2003, Opti-Probe CD and RT/CD systems were placed at leading device manufacturers for monitoring of gate, shallow trench isolation, metal and damascene processes.

Integrated Metrology Products

New Market Requirements

      In 2000, we committed to a program of developing a broad family of Integrated Metrology, or IM, modules under the product family name Integra. We have at this time both spectrometer and spectroscopic ellipsometer based IM units available in the marketplace. These are compact metrology units that contain a single measurement technology matched to the specific metrology need of a particular semiconductor process tool (etch, coater/ developer, CVD, CMP, stepper, etc.) Each IM unit is installed directly into a semiconductor process tool, and can measure each wafer immediately after processing. In this manner, processing mistakes can be detected at the earliest possible moment, as opposed to the conventional procedure in which a 25-wafer lot is typically completed before metrology is first done, thereby leaving the entire lot at risk of becoming scrap. With 300mm wafers, this economic loss becomes increasingly unacceptable due to the additional product value of each processed wafer.

Benefits of Integrated Metrology & Advanced Process Control

      IM is becoming increasingly accepted as a means to reach greater productivity. Advanced semiconductor manufacturing today is under great pressure to deliver greater levels of process performance, production availability and process repeatability in order to minimize risk of product loss, improve manufacturing efficiencies and improve device yields. The transition towards 300mm wafers, continuing device shrinks and the mixed foundry manufacturing models are key contributors to these trends. To successfully meet these challenges, device manufacturers and process tool equipment manufacturers are actively engaged in developing technologies for Advanced Process Control, or APC. We believe that APC implementation requires the integration of metrology capabilities directly onboard the process tool.

      Device manufacturers can derive a wide range of benefits by implementing integrated metrology and APC strategies in their fabs. By integrating the measurement directly onto the process tool, they can greatly increase the rate of sampling and decrease the delay between the process step and measurement. Increasing the measurement frequency to every single wafer allows for rapid fault detection and correction. This reduces potential for scrap due to excursions in the process tool. In addition, the data collected can be input into real-time process control models to correct minor drifts in the processing conditions.

Sensys Acquisition & Business Integration

      To strengthen our position as a leader in integrated metrology, we acquired Sensys Instruments Corporation in January 2002, and Sensys became a wholly-owned subsidiary of our company focusing on integrated metrology applications and developing business with process tool equipment suppliers. Subsequent to the acquisition, all of the integrated metrology development and business operations have been consolidated into a single integrated metrology business focus team concentrating on providing thin-film, optical CD and overlay integrated metrology solutions to semiconductor process equipment makers.

INTEGRA Product Family

      All of our integrated metrology products, including the products originally developed by Sensys, are grouped into a family of products with the INTEGRA name. These include:

•	INTEGRA iX-SE — a spectroscopic ellipsometer unit for high performance thin-film and OCD applications,

•	INTEGRA CCD-i — a second-generation reflectometer unit for high throughput thin-film, CMP and OCD applications based on the CD-i product, and

•	INTEGRA 2300CCD-i — a standalone metrology system incorporating the Compact CD-i, and used for offline recipe-set up and analysis.

      In fiscal 2003, Tokyo Electron Ltd., or TEL, selected the INTEGRA CCD-i product for Class 1 supplier status in providing integrated CD measurement applications for the TEL CLEAN TRACK ACT® and LITHIUS series of coater developer products. TEL also announced that the INTEGRA CCD-i began shipping to end-user customers in March 2003. To date, multiple units have been installed at end-user customers and TEL has placed multiple unit orders for shipment during fiscal 2004.

      Additional CCD-i units were also shipped to other leading semiconductor equipment suppliers for integrated CD measurement applications involving CD-SEM and etch equipment.

      During fiscal 2003, the iX-SE successfully completed its evaluation for integrated CD measurement applications by a major etch equipment supplier to the semiconductor industry. In February 2003, this same equipment supplier installed the iX-SE together with its etch system in a major semiconductor devicemaker’s leading-edge 300 mm pilot manufacturing facility for extended evaluation. Additional end-user installations are planned during fiscal 2004.

      The INTEGRA 2300CCD-i was developed during fiscal 2003 to address customer requirements for a technology validation platform as well as for offline recipe set-up and failure analysis. It combines an industry standard robotic wafer transfer front-end with the CCD-i module to provide a basic standalone metrology platform incorporating the IM module measurement optics. To date, multiple units have been ordered and shipped.

Employees

      As of December 5, 2003, we employed 324 persons, including 80 in engineering, research and development, 42 in manufacturing, 130 in customer support, 43 in sales and marketing and 29 in executive and administrative functions. Many of our employees are highly trained and hold advanced post-graduate degrees in science and engineering. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We consider our employee relations to be good. We believe we have been able to attract and retain a highly talented group of managers, designers and engineers that enables us to continually improve our products and customer support. Due to reduction in force programs, we have terminated the employment of approximately 64 persons since March 31, 2003 and expect to eliminate additional positions going forward.

Sales and Marketing

      We maintain sales offices and regional sales representatives throughout the world. In the United States, we maintain sales offices in California. We also utilize manufacturers’ sales representatives to cover those regions of the United States with too few customers to support a direct sales effort. In Asia, we maintain sales offices in Japan, China, Korea, Singapore and Taiwan. The Japan and Singapore offices work with manufacturers’ sales representatives to sell our products to customers in Japan, Singapore and Malaysia, while the China, Taiwan and Korean offices sell to customers directly. In Europe, we maintain a sales office in the United Kingdom and work with manufacturers’ sales representatives throughout the rest of Europe.

      Sales to Intel Corporation accounted for approximately 13%, 24% and 22% of our total revenues for fiscal years 2003, 2002 and 2001, respectively. International revenues accounted for approximately 72%, 62% and 59% of our total revenues for fiscal 2003, 2002 and 2001, respectively. We anticipate that international sales will continue to account for a significant portion of our revenues in the foreseeable future. The following chart indicates the percentage of revenues that we derived from our sales to Taiwan and Japan, our two largest overseas markets:

	Fiscal Years Ended
	March 31,

	2003	2002	2001

Taiwan	24%	23%	17%
Japan	14%	13%	14%

      In addition, we provide direct customer support in most parts of the world. In some locations, field service is still provided by the same manufacturers’ sales representative that handles the sales function, but application support is provided by our employees in that territory. In the United States, we have field service and applications engineers located in Arizona, California, Florida, Idaho, Massachusetts, New Mexico, Oregon, Pennsylvania, Texas and Vermont. Customers contract dedicated site-specific field service and applications engineers. In Asia, we provide customer support in Japan, China, Taiwan, Korea and Singapore. In Europe, we maintain a customer support office in the United Kingdom to support customers there and to assist the field service engineers of our European manufacturers’ sales representatives in the rest of Europe. Applications personnel supporting continental Europe are located in France, UK and Italy.

      We provide our customers with comprehensive support before, during and after delivery of our products. Prior to shipment, our support personnel typically assist the customer in site preparation and inspection, and provide customers with training at our facilities and at the customer’s location. Our customer training programs include instructions in the maintenance of our systems and in system hardware and software tools for optimizing the performance of our systems. Our field support personnel work with the customers’ employees to install the equipment and demonstrate equipment readiness. In addition, we maintain a group of highly skilled applications scientists to respond to customers’ process needs worldwide when a higher level of technical expertise is required.

      We generally warrant our products for a period of up to 12 months from system acceptance. Installation and initial training are customarily included in the price of the system. After the expiration of the warranty period, customers may enter into support agreements covering both field service and field applications support. Our field service engineers may also provide customers with repair and maintenance services on a fee basis. Our applications engineers and scientists are also available to work with the customers on recipe development. Additionally, for a fee, we train customers to perform routine maintenance on their purchased tools. We also provide a 24-hour telephone help-line.

      Our backlog consists of product orders for which a customer purchase order has been received and accepted and which are scheduled for shipment within twelve months. Orders that are scheduled for shipment beyond the twelve-month window are not included in backlog until they fall within the twelve-month window. Orders are subject to rescheduling or cancellation by the customer, usually without penalty.

      At September 30, 2003, our backlog was $20.2 million, compared to $14.2 million at March 31, 2003. After March 31, 2003, we changed the way we measure backlog. Previously, backlog included those orders that had not yet shipped, but did not include orders that had shipped but that remained in deferred revenues to be recognized in a future period. Currently, we are measuring backlog to include both orders that have not yet shipped and deferred revenues. Had we measured our backlog as of March 31, 2003 using the current definition, we would have reported $19.0 million in backlog instead of the $14.2 million that was reported at that time.

      See Note 15 of Notes to the Audited Consolidated Financial Statements for a summary of our operations in the United States, Japan, United Kingdom and other foreign geographic areas.

Research and Development and Engineering

      The process control metrology market is characterized by continuous technological development and product innovations. We believe that continued and timely development of new products and enhancements to existing products is necessary to maintain our competitive position. Accordingly, we devote a significant portion of our personnel and financial resources to engineering and research and development programs. As of March 31, 2003, our research, development and engineering staff was comprised of 125 persons. Since the beginning of April 2003, 39 of these employees have been terminated or given notice of termination as part of our reduction in force programs. We seek to maintain our close relationships with customers to make improvements in our products that respond to customers’ needs. For example, several of the improvements relating to the Opti-Probe and RT/CD product families were developed in cooperation with some of our major customers to address their needs for more capable thin-film measurement systems.

      Software development accounts for a significant portion of our research and development efforts. We are currently transitioning all of our software applications from DOS to the Microsoft NT operating system in order to better serve our customers. NT is now the standard operating system used by our Opti-Probe customers for 300 millimeter wafer production.

      Our ongoing engineering and research and development efforts can be classified into three categories: new products; feature enhancements, such as features to improve precision, speed and automation; and customer-driven product enhancements, such as new measurement recipes or algorithms. We have research and development and engineering staffs working both on developing new products and features and on responding to the particular needs of customers. As a result of these efforts, we introduced a new Opti-Probe thin-film measurement family and a new Critical Dimension measurement product in fiscal year 2003.

      Engineering and research and development expenses were $29.2 million, $29.1 million, and $33.9 million, in fiscal 2003, 2002, and 2001 respectively, or 59%, 36%, and 17% of net revenues for those periods, respectively. We expect engineering and research and development expenditures will continue to represent a substantial percentage of our revenues for the foreseeable future. However, the high percentages of research and development expenses to net revenues for fiscal years 2003 and 2002 reflect the sharp reduction in revenues due to a severe industry downturn, not an increase in spending. We expect research and development expenditures as a percentage of revenues to return to levels similar to that of fiscal 2001 as industry conditions improve and as spending levels are appropriately adjusted.

Manufacturing

      Our manufacturing strategy is to produce technologically advanced and high quality metrology systems. We currently perform the majority of our system assembly activities in-house. In order to lower production costs in the future, we intend to perform in-house only those manufacturing activities that add significant value or that require unique technology or specialized knowledge. As a result, we expect to rely increasingly on subcontractors and turnkey suppliers to fabricate components, build assemblies and perform other activities in a cost effective manner.

      Our principal manufacturing activities include assembly and test work, both of which are conducted at our facility in Fremont, California. Assembly activities include inspection, subassembly and final assembly. Test activities include modular testing, system integration and final testing. Components and subassemblies, such as lasers, robots and stages, are acquired from third party vendors and integrated into our finished systems. These components and subassemblies are obtained from a limited group of suppliers, and occasionally from a single source supplier. While we use standard components and subassemblies wherever possible, most mechanical parts, metal fabrications and critical components are engineered and manufactured to our specifications. We have not entered into any formal agreements with such limited source suppliers, other than long-term purchase orders and, in some cases, volume pricing agreements. Those parts coming from a limited group of suppliers are monitored by management to ensure that adequate supplies are available to maintain manufacturing schedules and to reduce our dependence on these suppliers should supply lines become interrupted. The partial or complete loss of such suppliers could increase our manufacturing costs or delay product shipments while we qualify new suppliers. Additionally, any such loss could require us to redesign products, thereby having a material adverse effect on our business or customer relationships. Furthermore, a significant increase in the price of one or more of these components could adversely affect our financial condition or results of operations.

      We schedule production based upon firm customer commitments and anticipated orders. We have structured our production process and facility to be driven by both orders and forecasts and have adopted a modular system architecture to increase assembly efficiency and test flexibility. Cycle times for our products vary significantly. We believe these cycle times will improve as we continue to emphasize manufacturability in our new product designs.

      We conduct the assembly of some optical components and final testing of our systems in clean-room environments. This procedure is intended to (1) reduce the amount of particulates and other contaminants in the final assembled system; and (2) test our products against our customers’ acceptance criteria prior to shipment. Following the final test, the completed system is packaged within triple vacuum-sealed bags to maintain a high level of cleanliness during shipment and installation.

Competition

      The market for semiconductor capital equipment is highly competitive. We face substantial competition in each of the markets that we serve. Some of our competitors have greater financial, engineering, manufacturing and marketing resources and broader product offerings than we have. Significant competitive factors in the market for metrology systems include system performance, ease of use, reliability, cost of ownership to the customer, technical support and customer relationships. We believe we compete favorably on the basis of these factors in each of our served markets. We compete with both larger and smaller companies in the markets we serve.

      Our Therma-Probe systems compete primarily with other metrology systems designed to measure ion implant dose in some alternative fashion, such as contact and destructive four-point probe measurement systems, including those manufactured by KLA-Tencor Corporation and Kokusai Electric Ltd. Our Therma-Probe systems are the semiconductor industry’s predominant non-contact, non-destructive ion implant metrology systems for product wafers. Several years ago, Jenoptik GmbH introduced a competitive product to our Therma-Probe systems, which utilized thermal wave technology. In November 1997, a jury found that Jenoptik’s product infringed on a number of our United States patents. As a result of the settlement of this litigation, Jenoptik has agreed not to sell any of its metrology products in the United States until the patents expire and to pay us a royalty fee for systems sold in Japan. To date, the sale of these products by Jenoptik (or TePla AG, who has purchased these rights from Jenoptik) has not had a material impact on our market position.

      On April 22, 2002, we filed a patent infringement suit against Boxer Cross Inc. We believe the Boxer Cross’ BX-10 product infringes certain patents held by us related to ion implant monitoring. More recently, Boxer Cross introduced a competitive product to our Therma-Probe systems that utilize a similar technology. On April 29, 2003, Applied Materials acquired Boxer Cross. See also “Legal Proceedings” for more information about the lawsuit.

      Our Opti-Probe film thickness metrology systems primarily compete with systems manufactured by KLA-Tencor Corporation, Rudolph Technologies, Inc., Nanometrics, Inc. and Dai Nippon Screen, Mfg. Co., Ltd. Our Opti-Probe CD and RT/CD systems participate in a newly developing market of optical CD metrology. We expect competition primarily from several of the same companies that compete with the Opti-Probe for film thickness metrology business. In addition, Accent Optical Technologies is an early participant in this market.

      Suppliers of integrated metrology with whom we compete include most of the companies listed above regarding the Opti-Probe, in addition to Nova Instruments.

      In recent years, there has been merger and acquisition activity among our competitors and potential competitors, as well as by us. Acquisitions by our competitors and potential competitors could allow them to expand their product offerings, which could afford such competitors and potential competitors an advantage in meeting customers’ demands. The greater resources, including financial, marketing and support resources, of competitors potentially engaged in these acquisitions could permit them to accelerate the development and commercialization of new products and the marketing of existing products to their larger installed bases. Accordingly, such business combinations and acquisitions could have a detrimental impact on both our market share and the pricing of our products, which could result in a material adverse effect on our business and results of operations.

Patents and Proprietary Rights

      We believe the success of our business depends as much on the technical competence, creativity and marketing abilities of our employees as on the protection derived from our patents and other proprietary rights. Nevertheless, our success will depend, at least in part, on our ability to obtain and maintain patents and proprietary rights to protect our technology.

      We have a policy of seeking patents where appropriate on inventions concerning new products and improvements as part of our ongoing engineering and research and development activities. We have acquired a number of patents relating to our two key product families, the Therma-Probe and the Opti-Probe systems. As of December 5, 2003, we owned 97 patents. Of these, we owned 79 U.S. patents with expiration dates ranging from 2004 to 2022 and we had filed applications for 95 additional U.S. patents. In addition, we owned 18 foreign patents with expiration dates ranging from 2004 to 2019 and had filed applications for 34 additional foreign patents.

      There can be no assurance that any of our pending patent applications will be approved, that we will develop additional proprietary technology that is patentable, that any patents owned by or issued to us will provide us with competitive advantages or that these patents will not be challenged by any third parties. Furthermore, there can be no assurance that third parties will not design around our patents. Any of the foregoing results could have a material adverse effect on our business, financial condition or results of operations.

      In addition to patent protection, we rely upon trade secret protection for our confidential and proprietary information and technology. We routinely enter into confidentiality agreements with our employees. However, there can be no assurance that these agreements will not be breached, that we will have adequate remedies for any breach or that our confidential and proprietary information and technology will not be independently developed by, or become otherwise known, to third parties.

      As of December 5, 2003, we owned 20 registered trademarks in the U.S. and two in Japan and had filed six trademark registration applications in the U.S.

SEC Reports

      Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to these reports filed with the U.S. Security and Exchange Commission, are available for review free of charge on the SEC’s website which you can access through our website at www.thermawave.com as soon as reasonably practicable after such material is electronically filed or furnished to the SEC. In addition, you may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

Properties

      Our executive and manufacturing, engineering, marketing, research and development operations are located in a 102,000 square foot building at 1250 Reliance Way in Fremont, California. The facility has approximately 800 square feet of Class 10 clean rooms for customer demonstrations and approximately 20,000 square feet of Class 1000 clean rooms for manufacturing. This facility is occupied under a lease expiring in 2006 at an aggregate annual rental expense of approximately $1.2 million. We have the option of extending this lease for another 15 years after 2006. We own substantially all of the equipment used in our facilities. We also lease a building of approximately 28,000 square feet on Kato Road in Fremont, California, and two buildings of approximately 24,574 square feet in Santa Clara, California. During March 2003, we completely moved all our employees out of the Kato Road and Santa Clara facilities and into our Reliance Way facility. We have sublet one of the Santa Clara facilities and are attempting to sublet the other Santa Clara facility and the Kato Road building to reduce our costs. We believe that our existing facilities, capital equipment and anticipated capital expenditures will be adequate to meet our requirements for at least the next two years and that suitable additional or substitute space will be readily available if needed.

      We also lease sales and customer support offices in Texas, Japan, China, Korea, Taiwan, Singapore, and the United Kingdom.

Legal Proceedings

      On April 22, 2002, we filed a patent infringement suit against Boxer Cross, Inc. in the United States District Court, Northern District of California. The suit alleges that Boxer Cross’ BX-10 product infringes certain patents held by Therma-Wave related to ion implant monitoring. On June 7, 2002, Boxer Cross filed its amended answer and counterclaims to our complaint and asserted various affirmative defenses to our claims of patent infringement. The pleading also contained various counterclaims including allegations that Therma-Wave’s Therma-Probe product infringed upon certain patents owned by Boxer Cross and also raised claims of misappropriation of trade secrets, tortious interference with contract, unfair competition and unfair business practices. We replied to Boxer Cross’s counterclaims, denying the material allegations and asserting declaratory judgment counterclaims. On April 29, 2003, Applied Materials announced that it had acquired all of the outstanding stock of Boxer Cross. We settled this lawsuit with Boxer Cross and Applied Materials on July 17, 2003. Pursuant to the settlement, Therma-Wave dismissed its pending patent infringement claims with prejudice. Boxer Cross dismissed its pending patent infringement claims without prejudice and dismissed its pending state law claims with prejudice.

      There are currently no other material legal proceedings pending against us. We may be required to initiate additional litigation in order to enforce any patents issued to or licensed to us or to determine the scope and/or validity of a third party’s patent or other proprietary rights. In addition, we may be subject to additional lawsuits by third parties seeking to enforce their own intellectual property rights. Any such litigation, regardless of outcome, could be expensive and time consuming and, as discussed above in the prior risk factor, could subject us to significant liabilities or require us to cease using proprietary third party technology and, consequently, could have a material adverse effect on our business, financial condition, results of operations or cash flows.

MANAGEMENT

Corporate Governance Philosophy

      Corporate governance encompasses the internal policies and practices by which Therma-Wave is operated and controlled on behalf of its stockholders. A good system of corporate governance helps Therma-Wave maintain the confidence of investors and allows us to raise capital efficiently.

      We are in the process of implementing various changes to our corporate governance practices in response to the Sarbanes-Oxley Act of 2002 and the proposed changes to Nasdaq’s corporate governance rules. In many instances, we already had procedures in place that complied with the new stricter requirements. In other cases, changes have been necessary. Many of the changes required by the Sarbanes-Oxley Act are being phased in over time in compliance with the law and the proposed Nasdaq rules. As a result, our response to these changes will be an on-going process, which will include bringing the board and committees into full compliance with the new independence requirements.

      Therma-Wave’s business affairs are conducted under the direction of the board in accordance with the Delaware General Corporation Law as implemented by our certificate of incorporation and bylaws. The role of the board of directors is to effectively govern the affairs of the company for the benefit of our stockholders and, to the extent appropriate under Delaware law, other constituencies, which include our employees, customers and the communities in which we do business. The board strives to ensure the success and continuity of our business through the selection of a qualified management team. It is also responsible for ensuring that Therma-Wave’s activities are conducted in a responsible and ethical manner.

      We are in the process of adopting our Corporate Governance Policy. The following principles, among others, govern our corporate governance practices:

•	Our Chief Executive Officer, Boris Lipkin, is the only director who is currently an employee of the company;

•	Directors have access to members of the company’s management team so that they can stay abreast of company affairs;

•	Our board’s audit committee is composed entirely of independent directors as defined by the Nasdaq’s new independence standards;

•	Our board has a nominating and corporate governance committee composed entirely of independent directors;

•	All compensation of executive officers is approved by our compensation committee, which is made up of independent directors as defined by Nasdaq’s new independence standards;

•	We are in the process of adopting an ethics policy governing our senior financial officers and will adopt a policy to which all employees are expected to adhere;

•	Therma-Wave uses Generally Accepted Accounting Principles, or GAAP, as the primary method for reporting results in our quarterly earnings releases;

•	In 2002, the Chief Executive Officer and Chief Financial Officer began certifying all quarterly and annual reports filed with the Securities and Exchange Commission;

•	We are seeking an independent financial expert to add to our audit committee;

•	Annual and quarterly reports and other SEC filings are accessible through our website; and

•	Therma-Wave documents and regularly evaluates its established financial internal controls.

Our Directors

      Our board of directors consists of eight directors, seven of whom are not employees of the company. The board oversees the business and other affairs of Therma-Wave and monitors the performance of management.

In accordance with corporate governance principles, non-employee members of the board do not involve themselves in the day-to-day operations of Therma-Wave. Board members keep themselves informed through discussions with the President and Chief Executive Officer, other key executives and the company’s principal external advisors (such as legal counsel, independent public accountants, investment bankers and other consultants), by reading reports and other materials that are sent to them and by participating in board meetings.

      In February 2003, Martin M. Schwartz, who had served as our President and Chief Executive Officer resigned as an officer of the company; he resigned from our board on June 9, 2003. Boris Lipkin was appointed to be President and Chief Executive Officer and was elected to our board upon Mr. Schwartz’s resignation. Also in March 2003, Papken Der Torossian was elected as Chairman of the Board.

      The board held 12 meetings during fiscal 2003 which ended on March 31, 2003. All incumbent board members participated in 75 percent or more of the aggregate of the total number of board meetings held during their periods of service in fiscal 2003 and the total number of meetings held by board committees on which they served during their periods of service in fiscal 2003.

      Board members are divided into three classes, and the term of service for each class expires in a different year, with each director serving a term of three years, or until a successor is elected. The term of the Class I directors expires at our annual meeting in 2006; the term of the Class II directors expires at our annual meeting in 2004; and the term of the Class III directors expires at our annual meeting in 2005. Our directors are as follows:

Name of Director	Class	Age	Positions Held

Papken Der Torossian	III	64	With Therma-Wave:
Chairman of the Board			• Chairman of the Board since March 2003

With Others:
• Managing Director of Crest Enterprises LLC from 1997 to present

• Chairman of the Board and Chief Executive Officer of Silicon Valley Group, Inc. from 1991 to 2001

			• Director of ANTs Software Inc. and Parker Vision, Inc.

Frank Alvarez	II	58	With Therma-Wave:
Director			• Director since 2001

With Others:
• Vice President, Technology & Manufacturing Group, General Manager Systems Manufacturing, Intel Corporation from 1998 to 2000

• Vice President, Technology & Manufacturing Group, General Manager Strategic Components Manufacturing, Intel Corporation from 1996 to 1998

• Vice President, Technology & Plant Manager, Intel Corporation from 1993 to 1996

			• Director of Triquint Semiconductors, Inc.

Name of Director	Class	Age	Positions Held

David E. Aspnes	III	64	With Therma-Wave:
Director			• Director since 2001

With Others:
• Distinguished Professor of Physics, North Carolina State University since 1992

• Department Head, Bell communications Research, Inc. from 1984 to 1992

			• Various Technical Positions, Bell Laboratories from 1967 to 1984

G. Leonard Baker, Jr.	I	60	With Therma-Wave:
Director			• Director since 1997

			With Others: • Managing Director or General Partner of Sutter Hill Ventures since 1974 • Director of Praecis Pharmaceuticals, Inc. and several privately-held companies

John D’Errico	III	60	With Therma-Wave:
Director			• Director since 2001

			With Others: • With LSI Logic Corporation since 1991, currently as Executive Vice President, Storage Components, LSI Logic Corporation

David Dominik	II	47	With Therma-Wave:
Director			• Director since 1997

With Others:
• Managing Director of Golden Gate Capital since 2000

• Managing Director of Bain Capital, Inc. from 1993 to 2000

			• Director of Integrated Circuit Systems, Inc. and several privately held companies

Talat F. Hasan	I	51	With Therma-Wave:
Director	• Director since 2002
• Senior Vice President from January 2002 to April 2003

			• President and Chief Executive Officer of Sensys Instruments Corporation, a wholly-owned subsidiary of Therma-Wave from January 2002 to April 2003

With Others:
• Founder, Chairman and Chief Executive Officer of Sensys Instruments Corporation from 1996 to 2002

• Senior Vice President of Tencor Instruments from 1994 to 1995

			• Founder, Director and Senior Vice President of Prometrix Corporation from 1983 to 1994

Name of Director	Class	Age	Positions Held

Boris Lipkin	I	56	With Therma-Wave:
President, Chief Executive Officer and Director			• President and Chief Executive Officer since February 2003

With Others:
• Senior Vice President of ASML Holding, N.V. and President of the Track Division of ASML from May 2001 to August 2002

			• From 1995 to 2001, was with Silicon Valley Group Inc., most recently as Division President. Silicon Valley Group, Inc. was merged with ASML in May 2001

Committees of the Board

      Our board has three standing committees: the compensation committee, the audit committee and the nominating committee.

      The duties of the compensation committee include providing a general review of our compensation and benefit plans to ensure that they meet corporate objectives. In addition, the compensation committee reviews the chief executive officer’s recommendations on compensation of all of our officers and adopting and changing major compensation policies and practices, and reports its recommendations to the whole board of directors for approval and authorization. The compensation committee also administers our 2000 Equity Incentive Plan, or the 2000 Plan, and our Employee Stock Purchase Program, or ESPP. During our fiscal year ended March 31, 2003, Messrs. Alvarez and Baker were the members of the compensation committee. Neither of Messrs. Alvarez and Baker is or ever has been an employee of the company and each of them meets Nasdaq’s proposed standards for compensation committee independence. The compensation committee met four times during fiscal 2003. Currently, Messrs. Alvarez, Aspens and Baker are serving on our compensation committee.

      Our audit committee reports to the board regarding our independent public accountants, the scope and results of our annual audits, compliance with our accounting and financial policies and management’s procedures and policies relative to the adequacy of our internal accounting controls. The audit committee is responsible for the appointment, compensation and oversight of the company’s outside accounting firm, and for the pre-approval of audit services and permissible non-audit services. The independent auditors report directly to the audit committee. The committee approves all related party transactions, and has the authority to engage independent counsel and other outside advisors.

      The audit committee is currently comprised of Messrs. Baker, Alvarez and D’Errico. Mr. Baker serves as Chairman of the audit committee. The audit committee meets Nasdaq’s current and proposed size, independence and experience requirements. We are in the process of adding a board member to our audit committee who would qualify as a “financial expert” under new rules adopted by the SEC. To reinforce the audit committee’s dedication to even more stringent legal and ethical accounting standards and practices, the board is adopting a revised charter for the audit committee. The audit committee had nine meetings during fiscal 2003.

      Therma-Wave’s nominating committee recommends individuals to serve on the board of directors when a vacancy occurs. Messrs. Baker and Schwartz and Ms. Hasan served on the nominating committee during fiscal 2003. The nominating committee did not meet formally during fiscal 2003, although the members had extensive informal discussions. In August 2003, our nominating committee became the nominating and corporate governance committee and assumed the additional responsibilities of overseeing our corporate governance standards and compliance. The current members of this committee are Messrs. Alvarez, Aspnes, Baker, D’Errico and Dominik, all of whom meet Nasdaq’s proposed independence requirements. The members of this committee have been reviewing and staying abreast of the SEC’s and Nasdaq’s new and proposed rules regarding corporate governance, and committee members will be overseeing and evaluating issues of corporate governance and making recommendations to the board regarding governance policies and practices.

      While the nominating committee is responsible for recommending candidates for election as directors at the annual meeting, stockholders also have an opportunity to nominate candidates for election to the board. In general, any stockholder wishing to do so must send notice of the intent to make a nomination to the secretary of Therma-Wave at least 60 but not more than 90 days prior to the first anniversary of the date of the previous year’s annual meeting. The notice must contain biographical information about the nominee as required by the securities laws and regulations of the United States and also information identifying the stockholder making the nomination and any beneficial owners on whose behalf the nomination is made. Further details about how a stockholder may nominate a person to serve on the board of directors can be found in our bylaws.

Director Compensation

      Directors who are not employees of Therma-Wave or who are not otherwise affiliated with us or our principal stockholders generally receive $15,000 annually and $1,000 per meeting attended (including $1,000 for each committee meeting attended unless the committee meeting is on the same date as the board meeting) as compensation for serving on the board, as well as an initial stock option grant of 20,000 shares. However, our Chairman of the Board receives $10,000 a month for his services as Chairman. He also received an initial stock option grant of 400,000 shares. Directors are reimbursed for their out-of-pocket expenses incurred in connection with their services.

Compensation Committee Interlocks and Insider Participation

      The compensation committee is currently comprised of Messrs. Alvarez, Aspens and Baker. During our fiscal year ended March 31, 2003, no compensation committee member was a current or former officer or employee of the company or its subsidiaries. No executive officer of the company served as a member of the compensation committee of, or as a director of, any company where an executive officer of that company is a member of our board of directors or compensation committee. The members of the compensation committee thus do not have any compensation committee interlocks or insider participation, and there are no other interlocks or insider participation to report.

Indemnification of Directors and Executive Officers

      Therma-Wave has agreed to provide indemnification for our board members and executive officers beyond the indemnification provided by the Delaware General Corporation Law as provided for in our Amended and Certificate of Incorporation and bylaws.

Our Executive Officers

Name and Title	Age	Positions Held

Boris Lipkin	56	With Therma-Wave:
President, Chief Executive Officer and Director		• President and Chief Executive Officer since February 2003

With Others:
• Senior Vice President of ASML Holding, N.V. and President of the Track Division of ASML from 2001 to August 2002

		• From 1995 to 2001, was with SVG, Inc., most recently a Division President

Name and Title	Age	Positions Held

L. Ray Christie	59	With Therma-Wave:
Vice President, Chief Financial Officer and Secretary		• Vice President, Chief Financial Officer and Secretary since 1998

With Others:
• Vice President, Chief Financial Officer and Secretary of Southwall Technologies Inc. from 1996 to 1998

• Vice President of a subsidiary of California Microwave, Inc. from 1993 to 1996

		• Controller of Southwall Technologies Inc. from 1990 to 1993

David Doyle	47	With Therma-Wave:
Vice President, Factory Operations		• Vice President, Factory Operations since July 2002

		• Director of Manufacturing from May 2001 to July 2002

		With Others: • Senior Program Manager for KLA-Tencor Corporation from July 1998 to May 2001 • Director of Operations for KLA-Tencor from April 1996 to June 1998

James Mitchener	45	With Therma-Wave:
Senior Vice President, Integrated Metrology		• Senior Vice President, Integrated Metrology since March 2003 • Senior Vice President, Marketing for Sensys Instruments Corporation from 2001 to 2003

With Others:
• Senior Vice President, Global Marketing Operations for Asyst Technologies, Inc. from April 2000 to 2001

• Senior Vice President, Marketing and Technology Development at Torrex Equipment Corporation from 1999 to 2000

		• Vice President of Marketing at KLA-Tencor from 1997 to 1999

Giovanni Nocerino	51	With Therma-Wave:
Executive Vice President, Worldwide Operations		• Executive Vice President, Worldwide Operations since March 2003

		With Others: • Executive Vice President, Marketing and Worldwide Field Operations of SpeedFam-IPEC from 2000 to 2003 • Executive Vice President of CVC, Inc. from 1998 to 2000

Jon L. Opsal	62	With Therma-Wave:
Senior Vice President, Chief Technical Officer	• Senior Vice President, Chief Technical Officer since 2001

• Vice President, Research and Development from 1994 to 2001

• Director of Research from 1993 to 1994

		• Physics Group Manager from 1982 to 1993

Name and Title	Age	Positions Held

Noel Simons	55	With Therma-Wave:
Vice President, Human Resources and Facilities		• Vice President, Human Resources and Facilities since 2000 • Director, Human Resources and Facilities from 1994 to 2000

Rodney Smedt	40	With Therma-Wave:
Vice President, Engineering		• Vice President, Engineering since 2002 • Vice President, Engineering for Sensys Instruments Corporation from 2001 to 2002

		With Others: • Senior Director, Engineering, KLA-Tencor from 1999 to 2001 • Director of Engineering, KLA-Tencor from 1997 to 1999

Executive Compensation

      Executive officers of the company are elected by and serve at the discretion of the board. The following table shows information concerning the compensation paid or accrued for the fiscal year ended March 31, 2003 for each of our named executive officers.

Summary Compensation Table

							Long-Term Compensation
							Awards

		Annual Compensation					Securities
							Underlying
	Fiscal				Other Annual		Options	All Other
Name and Position	Year	Salary ($)	Bonus ($)		Compensation ($)		(#)	Compensation ($)

Boris Lipkin(1)	2003	$40,769	$—		$1,981	(2)	500,000	$—
President and Chief Executive Officer
Martin M. Schwartz(3)	2003	$360,505	$—		$12,975	(2)	—	$—
President and	2002	390,769	—		12,975	(2)	40,000	110	(4)
Chief Executive Officer	2001	390,783	421,000	(5)	12,975	(2)	40,000	1,263	(4)
L. Ray Christie	2003	$176,289	$—		$11,775	(2)	7,100	$—
Vice President,	2002	172,588	—		11,775	(2)	18,000	—
Chief Financial Officer	2001	181,465	118,000	(5)	11,775	(2)	20,000	—
Talat Hasan(6)	2003	$185,815	$—		$956	(2)	—	$500	(7)
Former Senior Vice President	2002	28,125	—		—		102,325	—
Jon L. Opsal	2003	$221,744	$—		$975	(2)	12,000	$4,900	(7)
Senior Vice President,	2002	235,569	—		975	(2)	15,000	2,650	(7)
Chief Technical Officer	2001	229,109	147,000	(5)	975	(2)	15,000	63	(8)
Rodney Smedt(6)	2003	$179,443	$—		$956	(2)	21,157	$450	(7)
Vice President, Engineering	2002	36,944	—		—		79,097	—

(1)	Mr. Lipkin joined Therma-Wave in February 2003 as our President, Chief Executive Officer and Director.

(2)	Car allowances and flexible credits earned.

(3)	Mr. Schwartz ceased serving as our President and Chief Executive Officer in February 2003.

(4)	Insurance premiums paid by Therma-Wave on behalf of Mr. Schwartz.

(5)	Bonuses earned by Messrs. Schwartz, Christie and Opsal in fiscal 2001 as a result of Therma-Wave achieving a performance target for this period.

(6)	Ms. Hasan and Mr. Smedt were hired in January of 2002 in connection with our acquisition of Sensys Instruments Corporation. Ms. Hasan resigned as an officer of the company on April 25, 2003.

(7)	Cash paid as invention award.

(8)	Imputed interest on outstanding borrowings from Therma-Wave.

Option Grants in Last Fiscal Year

      The following table shows information regarding stock options granted by the company to the named executive officers during our last fiscal year:

						Potential Realizable Value
						at Assumed Annual Rate
		% of Total				of Stock Price
		Options				Appreciation for
	Securities	Granted in	Exercise	Market Price		Option Term
	Underlying	Last Fiscal	Price Per	on Date of	Expiration
Name	Options(#)	Year	Share(a)	Grant	Date(b)	5% ($)	10% ($)

Boris Lipkin	500,000	36.0	$0.66	$0.66	2/5/13	$207,535	$525,935
Martin M. Schwartz	—	—	—	—	—	—	—
L. Ray Christie	7,100	0.5	2.48	2.48	8/5/12	11,085	28,098
Talat Hasan	—	—	—	—	—	—	—
Jon Opsal	12,000	0.9	2.48	2.48	8/5/12	18,735	47,490
Rodney Smedt	9,157	0.7	4.50	4.50	7/30/12	25,924	65,700
Rodney Smedt	12,000	0.9	2.48	2.48	8/5/12	18,735	47,490

(a)	Exercise price was determined by our board of directors based upon the closing price of our stock on the day prior to the grant.

(b)	Options will expire on the earlier of 90 days after the date of termination of employment or the date indicated above.

Option Exercises in Last Fiscal Year and Fiscal Year End Option Values

      No options were exercised by any named executive during the company’s last fiscal year. The following table shows information for the named executives concerning options outstanding at the end of the last fiscal year:

	Number of Securities	Value of Unexercised
	Underlying Unexercised	In-the-Money Options
	Option at Fiscal Year-End	at Fiscal Year-End ($)(a)

Name	Unexercisable/ Exercisable	Unexercisable/ Exercisable

Boris Lipkin	0/500,000	$0/$0
Martin M. Schwartz	302,500/127,500	$0/$0
L. Ray Christie	81,750/48,350	$0/$0
Talat Hasan	17,994/84,331	$0/$0
Jon Opsal	138,905/30,750	$0/$0
Rodney Smedt	20,146/80,108	$0/$0

Employment Agreements of Named Executives

      We entered into substantially similar employment agreements with Mr. Opsal in May 1997 and with Messrs. Schwartz and Christie in August 1998. We entered into employment agreements with Ms. Hasan and Mr. Smedt at the time of our acquisition of Sensys, and we entered into an employment agreement with Mr. Lipkin on February 5, 2003 pursuant to which he serves as our current President and Chief Executive

Officer. Mr. Schwartz resigned as an officer of the company on March 31, 2003 and as a director on June 9, 2003. Ms. Hasan resigned as an officer of the company on April 25, 2003. Therefore, neither individual’s employment agreement is currently in effect.

      The employment agreements of Messrs. Schwartz and Christie provide that they will serve in their capacities at Therma-Wave until August 2003. Mr. Opsal’s agreement was in force until May 2002. Ms. Hasan’s and Mr. Smedt’s agreements each provide for a three-year term. The agreement of Mr. Lipkin does not set an employment period ending date. Nonetheless, each named executive’s employment period will automatically terminate upon the named executive’s resignation, death or disability or termination for good reason (as defined in the agreements), or upon termination by Therma-Wave, with or without cause (as defined in the agreements).

      Under their respective employment agreements, the named executive officers receive:

•	An annual base salary subject to review by the board and our president or chief executive officer. Each named executive’s base salary was reduced during fiscal 2003 by at least 10%. Their base salaries as of March 31, 2003 and December 5, respectively, were as follows:

	Base Salary	Base Salary
	as of March 31,	as of December 5,
Name	2003	2003

Boris Lipkin	$320,000	$320,000
Martin M. Schwartz	$346,800	$0
L. Ray Christie	$180,000	$200,000
Talat Hasan	$198,000	$0
Dr. Jon L. Opsal	$215,424	$244,800
Rodney Smedt	$189,000	$210,000

•	An annual bonus based upon our achievement of operating targets and the attainment of individual goals by each named executive, each to be determined by the board and our president or chief executive officer on an annual basis; and

•	Customary fringe benefits.

      If the employment of Mr. Schwartz or Mr. Opsal were terminated by us without cause, by the executive for good reason or as a result of his disability, the executive would be entitled to receive his then current base salary, a bonus equal to 30% to 37.5% of base salary and fringe benefits for 15 months. If Mr. Christie’s employment were terminated by us without cause, by him for good reason or as a result of his disability, Mr. Christie would be entitled to receive his then current base salary, a bonus equal to 30% to 37.5% of base salary and fringe benefits for six months. If Mr. Lipkin’s employment were terminated by us without cause or by him for good reason, he would be entitled to receive his then current base salary, a prorated portion of his bonus and fringe benefits for six months. If Mr. Lipkin became disabled, he would receive his then current base salary, a prorated portion of his bonus and fringe benefits for 12 months.

      If Ms. Hasan’s employment were terminated by us without cause or if she resigned for good reason, she would be entitled to receive her base salary and benefits for 12 months after her termination date. If Mr. Smedt’s employment were terminated by without cause or if he resigned for good reason, he would be entitled to receive his base salary for six months after his termination date. If Mr. Smedt is still employed by us on the third anniversary of his employment agreement then he is entitled to receive a bonus of $190,000.

      The period of time each employee receives payments after his or her termination is called the severance period. Any payments that Messrs. Schwartz, Lipkin, Christie and Opsal receive during their severance periods would be reduced by 50% of the amount that executive receives as compensation for any other employment during the severance period. Ms. Hasan’s payments during the severance period would be reduced by 100% of the amount she receives as compensation for any other employment during the severance period. Mr. Smedt will cease to receive his severance payments if he accepts employment from a competitor of Therma-Wave during his severance period. If the employment of any named executive officer were terminated by us for cause or if the executive resigned without good reason, the executive would be entitled to receive his or her then current base salary through the date of termination.

      Under these employment agreements, each of these executives has agreed not to compete with us during the period in which he is employed by us or disclose any confidential information during the period in which he or she is employed by us and for all times thereafter. Also, Messrs. Schwartz, Lipkin, Christie and Opsal and Ms. Hasan have agreed not to

1.	solicit any customer, supplier, licensee, licensor, franchisee or other business relation of ours while he or she is employed by us, during the applicable severance period and for two years thereafter; and

2.	solicit or hire any of our employees for a period of five years following the date of termination for Messrs. Schwartz, Christie and Opsal, for a period of two years following the date of termination for Mr. Lipkin and for a period of three years following the date of termination for Ms. Hasan.

      Also, Mr. Lipkin has agreed to maintain the confidentiality of all of our trade secrets for two years following his employment.

      In addition, each of Messrs. Lipkin, Schwartz, Christie and Opsal and Ms. Hasan have agreed to disclose to us any and all inventions, as defined in their employment agreements, relating to our business conceived or learned by them during their employment with us and acknowledge that these inventions will be our property.

      Upon Ms. Hasan’s resignation, we signed an agreement granting her a severance payment of $225,000, one half of which is payable to her in July 2003 and the remaining one half of which will be paid to her incrementally on regular payroll dates from April 26, 2003 to October 31, 2003. Additionally, we have agreed to pay her health insurance premiums from May 1, 2003 through April 30, 2004 and will allow her stock options to continue to vest until April 30, 2004.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      Ms. Talat F. Hasan, director and former Senior Vice President of Therma-Wave and President and Chief Executive Officer of Sensys, is a joint owner of Hitek Venture Partners Limited Partnership. Sensys, a wholly owned subsidiary of Therma-Wave, leases from Hitek certain facilities occupied by Sensys in Santa Clara, California. During fiscal 2003, Hitek received $298,191 from the lease of such facilities. We believe the lease rate paid to Hitek is comparable to average market rates for similar nearby buildings. As of March 2003, Sensys no longer uses this building and we are endeavoring to sublease it.

      On March 31, 2003, we had loans to former members of management of approximately $196,523, the proceeds of which were used to acquire our capital stock. These notes bear interest at the applicable federal rate in effect at the time of our recapitalization in 1997. We also had loans to former members of management of approximately $942,584, the proceeds of which were used to pay certain tax liabilities incurred by those executives in connection with our recapitalization. These notes do not bear interest. The individuals who owe us money under these notes have pledged their stock in Therma-Wave as security for these notes.

      Mr. David Aspnes, a member of our board of directors, is also an owner of Aspnes Associates, Inc. We use Aspnes Associates, Inc. for consulting service on various engineering projects and have paid $59,000 and $40,000 to Aspnes Associates, Inc. during fiscal 2003 and 2002, respectively.

PRINCIPAL STOCKHOLDERS

      The following table provides information with respect to the beneficial ownership of our common stock, as of December 5, 2003 by:

•	all owners of 5% or more of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all directors, named executives and other executive officers as a group.

      The table includes the number of shares and percentage ownership represented by the shares determined to be beneficially owned by a person under the rules of the Securities and Exchange Commission. The number of shares beneficially owned by a person includes shares of common stock that are subject to options and warrants held by that person that are currently exercisable or are exercisable within 60 days of December 5, 2003. These shares are deemed outstanding for the purpose of computing the percentage of outstanding shares owned by that person. These shares are not deemed outstanding, however, for the purposes of computing the percentage ownership of any other person.

      As of December 5, 2003, there were 35,327,372 shares of common stock issued and outstanding. The address of each of the individuals listed below is c/o Therma-Wave, Inc., 1250 Reliance Way, Fremont, California 94539.

Principal Stockholders Table

	Shares Beneficially Owned

	Number of	Percentage of
Name and Address	Shares	Ownership

Galleon Management, L.P.(1)	2,745,942	7.8%
Boris Lipkin, President, Chief Executive Officer and Director(2)	136,149	*
Martin M. Schwartz, Former President, Chief Executive Officer and Director(3)	65,725	*
L. Ray Christie, Vice President, Chief Financial Officer(4)	148,612	*
Talat Hasan, Former Senior Vice President, current Director(5)	1,197,549	3.4
Jon L. Opsal, Senior Vice President, Chief Technical Officer(6)	303,681	*
Rodney Smedt, Vice President, Engineering(7)	42,732	*
Papken Der Torossian, Chairman of the Board(8)	228,130	*
Frank Alvarez, Director(9)	13,600	*
David E. Aspnes, Director(10)	35,500	*
G. Leonard Baker, Jr., Director(11)	337,438	1.0
John D’Errico, Director(12)	12,000	*
David Dominik, Director	—	*
All Directors, Named Executive Officers and Other Executive Officers as a Group (16 persons)	2,919,911	8.3

*	Less than one percent.

(1)	The information concerning shares owned has been derived from a Schedule 13G dated September 16, 2003 filed by Galleon Management, L.P. Of the shares of common stock being reported as beneficially owned by Galleon Management: (i) 1,549,364 shares are held by Galleon Technology Offshore, Ltd., of which Galleon Management is its investment manager; (ii) 1,050 are held by a limited partnership of which Galleon Management is its management company; (iii) 1,600 are held by a limited partnership of which Galleon Management is its management company; (iv) 3,250 are held by an offshore entity of which Galleon Management is its investment manager; (v) 3,678 are held by an offshore entity of which Galleon Management is its investment manager; (vi) 143,000 are held by a limited partnership of which Galleon Management is its management company; (vii) 437,000 are held by a limited partnership of which Galleon Management is its management company; and (viii) 607,000 are held by an offshore entity of which Galleon Management is its investment manager. Each of the entities named or described in (i) – (viii) of the previous sentence has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock.

(2)	The common stock in the table includes 125,000 shares that can be acquired upon the exercise of outstanding options

(3)	The common stock in the table includes 30,000 shares that can be acquired upon the exercise of outstanding options.

(4)	The common stock in the table includes 111,662 shares that can be acquired upon the exercise of outstanding options.

(5)	The common stock in the table includes (i) 1,060,631 shares held by the Hasan 1995 Living Trust Dated 3/16/03 of which Ms. Hasan is a trustee, (ii) warrants held by the Hasan 1995 Living Trust Dated 3/16/03 which are currently exercisable to purchase 7,325 shares of Therma-Wave common stock at an exercise price of $3.41 and to purchase 24,013 shares of Therma-Wave common stock at an exercise price of $3.82, (iii) 36,627 shares held by the Minal Hasan Trust, Dated 11/30/1998 of which Ms. Hasan is a trustee, (iv) 36,627 shares held by the Saima Hasan Trust, Dated 11/30/1998 of which Ms. Hasan is a trustee and (v) 32,325 shares that can be acquired by Ms. Hasan upon the exercise of outstanding options.

(6)	The common stock in the table includes 150,905 shares that can be acquired upon the exercise of outstanding options.

(7)	Shares listed in the table can be acquired upon the exercise of outstanding options.

(8)	Of these shares, 184,600 shares are held in a family trust of which Mr. Der Torossian is a trustee. Mr. Der Torossian disclaims beneficial ownership in these shares except to the extent of his pecuniary interest in the trust.

(9)	The common stock in the table includes 10,000 shares that can be acquired upon the exercise of outstanding options.

(10)	The common stock in the table includes 10,000 shares that can be acquired upon the exercise of outstanding options.

(11)	Of these shares, 140,041 shares are held by a trust of which Mr. Baker is a trustee. Mr. Baker disclaims beneficial ownership in these shares except to the extent of his pecuniary interest in the trust. A further 116,800 shares are held by Saunders Holdings, L.P., a partnership of which Mr. Baker is a general partner. Mr. Baker disclaims beneficial ownership in these shares except to the extent of his pecuniary interest in the partnership. Also, 21,907 shares are held in a retirement trust for the benefit of Mr. Baker. Finally, 58,690 shares are held by Sutter Hill Ventures, a California Limited Partnership. Mr. Baker is one of nine managing directors of Sutter Hill Ventures. Mr. Baker disclaims beneficial ownership in these shares as well, except to the extent of his pecuniary interest in the partnership.

(12)	The common stock in the table includes 10,000 shares that can be acquired upon the exercise of outstanding options.

SELLING STOCKHOLDERS

      We are registering for resale certain shares of Therma-Wave common stock issued in private placements. All of the selling stockholders listed below other than those affiliated with Talat Hasan purchased shares of Therma-Wave common stock in a private placement in September 16, 2003 at a price of $2.20 per share. Ms. Hasan’s affiliates received the Therma-Wave common stock listed below as consideration for their stock of Sensys Instruments Corporation in connection with Therma-Wave’s acquisition of Sensys in January 2002.

      The term “selling stockholders” includes all of the parties listed in the table below and their transferees, pledges, donees or other successors. The information concerning the selling stockholders may change from time to time and any changed information will be set forth in supplements to this prospectus if and when necessary. Unless set forth below, to our knowledge, none of the selling stockholders has, or within the last three years has had, any material relationship with us or any of our predecessors or affiliates. The selling stockholders may offer all, some or none of the common stock and, as a result, no estimate can be given as to the amount of the common stock that will be held by the selling stockholders upon termination of any offering.

      As of December 5, 2003, 35,327,372 shares of our common stock were outstanding. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock issuable on the exercise of warrants or options that are currently exercisable or exercisable within 60 days of December 5, 2003 are deemed to be outstanding and beneficially owned by the person holding the warrants and options, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

	Shares Beneficially
	Owned Prior
	to Offering
			Number of Shares
Selling Stockholders(1)	Number	Percent	Being Offered

Galleon Technology Offshore, Ltd.	1,549,364	4.4%	1,549,364
Galleon Captain’s Offshore, Ltd.	607,000	1.7	607,000
Galleon Captain’s Partners, LP	143,000	*	143,000
Buccaneers Fund Partners, LP	500,000	1.4	500,000
Galleon Technology Partners II, L.P.	437,000	1.2	437,000
Needham Small Cap Growth Fund	100,000	*	100,000
Needham Emerging Growth Partners, L.P.	525,000	1.5	525,000
Needham Emerging Growth Partners (Caymans), L.P.	155,000	*	155,000
Needham Contrarian Fund, L.P.	356,363	1.0	356,363
Spinner Global Technology Fund, Ltd.	500,000	1.4	500,000
Special Situations Private Equity Fund L.P.	454,545	1.3	454,545
Robert S. Birch	159,091	*	159,091
The Lynch Foundation	113,637	*	113,637
Millrace Fund, LP	100,000	*	100,000
Ascend Partners, LP	8,323	*	8,323
Ascend Partners Sapient LP	23,372	*	23,372
Ascend Offshore Fund Ltd.	68,305	*	68,305
Hasan 1995 Living Trust Dated 3/16/95(2)	1,060,631	3.0	1,060,631
The Minal Hasan Trust, Dated 11/30/1998(3)	36,627	*	36,627
The Saima Hasan Trust, Dated 11/30/1998(4)	36,627	*	36,627

Total	6,933,885	19.6	6,933,885

*	Less than 1%.

(1)	This table is based upon information supplied to us by the selling stockholders.

(2)	Talat Hasan, trustee of the Hasan 1995 Living Trust Dated 3/16/03, is currently a director of Therma-Wave and served as our Senior Vice President and President of Sensys Instruments Corporation from January 2002 to March 2003. The common stock listed in the table includes warrants to purchase

7,325 shares of Therma-Wave common stock at an exercise price of $3.41 and warrants to purchase 24,013 shares of Therma-Wave common stock at an exercise price of $3.82. The common stock listed in the table does not include 73,254 shares of common stock held by the Minal Hasan Trust Dated 11/30/98 and the Saima Hasan Trust Dated 11/30/98, of which Ms. Hasan is also the trustee.

(3)	Talat Hasan, trustee of the Minal Hasan Trust Dated 11/30/1998, is currently a director of Therma-Wave and served as our Senior Vice President and President of Sensys Instruments Corporation from January 2002 to March 2003. The common stock listed in the table does not include 1,060,631 shares of common stock and warrants to purchase common stock held by the Hasan 1996 Living Trusted Dated 3/16/95 or 36,627 shares of common stock held by the Saima Hasan Trust Dated 11/30/1998. Ms. Hasan, as trustee of all aforementioned trusts, may be deemed to beneficially own the common stock held by the trusts.

(4)	Talat Hasan, trustee of the Saima Hasan Trust Dated 11/30/1998, is currently a director of Therma-Wave and served as our Senior Vice President and President of Sensys Instruments Corporation from January 2002 to March 2003. The common stock listed in the table does not include 1,060,631 shares of common stock and warrants to purchase common stock held by the Hasan 1996 Living Trusted Dated 3/16/95 or 36,627 shares of common stock held by the Minal Hasan Trust Dated 11/30/1998. Ms. Hasan, as trustee of all aforementioned trusts, may be deemed to beneficially own the common stock held by the trusts.

      Based on information provided by each of the selling stockholders, none of the selling stockholders is either a broker-dealer or an affiliate of a broker-dealer within the meaning of Rule 405 of the Securities Act. Each of the selling stockholders purchased or received shares of our common stock in the ordinary course of business and at the time of their purchaser or receipt of our common stock, none of the selling stockholders had any agreements or understandings directly or indirectly with any person to distribute our common stock.

PLAN OF DISTRIBUTION

      The common stock covered by this prospectus may be sold from time to time to purchasers directly by the selling stockholders. Alternatively, the selling stockholders may from time to time offer the securities through underwriters, broker-dealers or agents who may receive compensation in the form of underwriting discounts, concessions or commissions from the selling stockholders and/or the purchasers of securities for whom they may act as agent. The selling stockholders may decide not to sell all of the shares they are allowed to sell under this prospectus. The selling stockholders and any underwriters, broker-dealers or agents that participate in the distribution of the securities may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended, or the Securities Act, and any profit on the sale of securities by them and any discounts, commissions, concessions or other compensation received by any such underwriter, broker-dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act. Some of the selling stockholders are broker-dealers or affiliates of broker-dealers. We will not receive any of the proceeds from the offering of the common stock by the selling stockholders.

      Because the selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling stockholders that the anti-manipulation provisions of Regulation M promulgated under the Securities Exchange Act of 1934, as amended, or the Exchange Act, may apply to their sales in the market.

      The common stock covered by this prospectus may be sold from time to time in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	varying prices determined at the time of sale; or

•	negotiated prices.

      Such prices will be determined by the selling stockholders or by agreement between the selling stockholders and underwriters and dealers who may receive fees or commissions in connection therewith.

      The sale of the securities may be effected in transactions:

•	on any national securities exchange or quotation service on which the Therma-Wave common stock may be listed or quoted at the time of sale, including the Nasdaq National Market;

•	in the over-the-counter market;

•	in transactions other than on such exchanges or in the over-the-counter market;

•	through the writing of options; or

•	in any other lawful manner.

      These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

      At the time of a particular offering of the common stock by a selling securityholder, a supplement to this prospectus, if required, will be distributed setting forth the aggregate amount and type of securities being offered and the terms of the offering, including the name or names of any underwriters, broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

      To comply with the securities laws of certain jurisdictions, if applicable, the common stock will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain jurisdictions the common stock may not be offered or sold (unless they have been registered or qualified for sale) in such jurisdictions or an exemption from registration or qualification is available and is complied with.

      On September 16, 2003, we completed a private placement of 5,800,000 shares of our common stock to a group of predominately institutional investors at an offering price of $2.20 per share. We received net proceeds from that offering of approximately $11.8 million. The offer and resale of the common stock issued in that private placement are being registered in the registration statement of which this prospectus forms a part. In addition, we are registering the offer and resale of 1,133,885 shares of common stock held by affiliates of Talat Hasan which we issued as consideration for the acquisition of Sensys Instruments Corporation in January 2002.

      Pursuant to the registration rights agreement related to the September 2003 private placement, we agreed to pay the purchasers of our common stock a penalty payment if the registration statement covering the shares has not been declared effective by the SEC by the 150th day after the closing of the private placement. An additional penalty payment will be due for each additional 30-day period during which the registration statement has not been declared effective, up to the 360th day following the closing of the private placement. The penalty payment will be equal to $0.022 per share held by each purchaser and will be payable in cash, in our common stock or in a combination of the two, at our option.

      Pursuant to the registration rights agreement, we will pay all expenses of the registration of the common stock, including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws and the reasonable fees and expenses of counsel to the selling stockholders of the common stock. The selling stockholders are responsible for all underwriting discounts and selling commissions, if any. We and the selling stockholders will indemnify each other against certain liabilities, including certain liabilities under the Securities Act.

USE OF PROCEEDS

      We will receive no proceeds from this offering. The selling stockholders will receive the proceeds from this offering.

DESCRIPTION OF CAPITAL STOCK

General Matters

      The total amount of Therma-Wave’s authorized capital stock consists of 75,000,000 shares of common stock and 5,000,000 shares of one or more additional series of preferred stock. We currently have 35,327,372 shares of common stock outstanding and no shares of Series A mandatorily redeemable convertible preferred stock or any other series of preferred stock outstanding.

      As of December 5, 2003, we had 252 stockholders of record with respect to the common stock. The following summary of certain provisions of the capital stock describes all material provisions of, but does not purport to be complete and is subject to, and qualified in its entirety by, our Certificate of Incorporation and our Amended and Restated By-laws, which we refer to in this document as our Certificate and By-laws.

      The Certificate and By-laws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and which may have the effect of delaying, deferring or preventing a future takeover or change in control of Therma-Wave unless such takeover or change in control is approved by the Board of Directors.

Common Stock

      The issued and outstanding shares of common stock are, and the shares of common stock to be issued by us in connection with the offering will be, validly issued, fully paid and nonassessable. Subject to the prior rights of the holders of any series of preferred stock, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available therefore at such time and in such amounts as the Board of Directors may from time to time determine. See “Dividend Policy.” The shares of common stock are not convertible and the holders thereof have no preemptive or subscription rights to purchase any of the securities. Upon liquidation, dissolution or winding up of Therma-Wave, the holders of common stock are entitled to receive pro rata the assets which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of any series of preferred stock then outstanding. Each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of stockholders. There is no cumulative voting.

Preferred Stock

      Our board of directors may, without further action by our stockholders, from time to time, direct the issuance of shares of preferred stock in a series and may, at the time of issuance, determine the rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of liquidation, dissolution or winding-up of Therma-Wave before any payment is made to the holders of shares of common stock. The issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, the board of directors, without stockholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of common stock. There are currently no other shares of preferred stock outstanding and we have no present intention to issue any additional shares of preferred stock.

Certain Provisions of the Certificate of Incorporation and By-laws

      The Certificate provides for the Board to be divided into three classes, as nearly equal in number as possible, serving staggered terms. Approximately one-third of the Board will be elected each year. Under the General Corporation Law, directors serving on a classified board can only be removed for cause. The provision for a classified board could prevent a party who acquires control of a majority of the outstanding voting stock from obtaining control of the Board until the second annual stockholders meeting following the date the acquiror obtains the controlling stock interest. The classified board provision could have the effect of discharging a potential acquiror from making a tender offer or otherwise attempting to obtain control of Therma-Wave and could increase the likelihood that incumbent directors will retain their positions.

      The Certificate provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. The Certificate and the By-laws provide that, except as otherwise required by law, special meetings of the stockholders can only be called pursuant to a resolution adopted by a majority of the Board of Directors or by the Chief Executive Officer. Stockholders will not be permitted to call a special meeting or to require the Board to call a special meeting.

      The By-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the Board. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the Board or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to the Secretary timely written notice, in proper form, of such stockholder’s intention to bring that business before the meeting. Although the By-laws do not give the Board the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the By-laws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discharge or defer a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of Therma-Wave.

      The Certificate and By-laws provide that the affirmative vote of holders of at least 66 2/3% of the total votes eligible to be cast in the election of directors is required to amend, alter, change or repeal certain of their provisions. This requirement of a supermajority vote to approve amendments to the Certificate and By-laws could enable a minority of the stockholders to exercise veto power over any such amendments.

Certain Provisions of Delaware Law

      Following the consummation of this offering, we are subject to the “Business Combination” provisions of the Delaware General Corporation Law. In general, these provisions prohibit a publicly held Delaware corporation from engaging in various “business combination” transactions with any “interested stockholder” for a period of three years after the date of the transaction in which the person became an “interested stockholder,” unless:

•	the transaction is approved by the Board of Directors prior to the date the “interested stockholder” obtained such status;

•	upon consummation of the transaction which resulted in the stockholder becoming an “interested stockholder,” the “interested stockholder,” owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employees do not have the right to determine whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to such date the “business combination” is approved by the Board of Directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the “interested stockholder.”

      A “business combination” is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation’s voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to Therma-Wave and, accordingly, may discharge attempts to acquire Therma-Wave.

Limitations on Liability and Indemnification of Officers and Directors

      The Certificate limits the liability of directors to the fullest extent permitted by the Delaware General Corporation Law. In addition, the Certificate provides that we will indemnify the directors and officers to the fullest extent permitted by such law. We expect to enter into indemnification agreements with its current directors and executive officers prior to the completion of the offering and expect to enter into a similar agreement with any new directors or executive officers.

Transfer Agent and Registrar

      The Transfer Agent and Registrar for the common stock is EquiServe, N.A.

LEGAL MATTERS

      Some of the legal matters in connection with the validity of the common stock will be passed upon for us by Kirkland & Ellis LLP, Los Angeles, California.

EXPERTS

      The consolidated financial statements as of March 31, 2003 and 2002 and for each of the three years in the period ended March 31, 2003 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

      We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can inspect, read and copy these reports, proxy statements and other information at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You can also obtain copies of these materials from the public reference facilities of the SEC at prescribed rates. You can obtain information on the operation of the public reference facilities by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site (http://www.sec.gov) that makes available reports, proxy statements and other information regarding issuers that file electronically with it.

      We have filed a registration statement on Form S-1 under the Securities Act with the SEC with respect to the common stock offered in this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, certain items of which are contained in schedules and exhibits to the registration statement as permitted by the rules and regulations of the SEC.

      Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the registration statement, you should refer to the exhibit for a more complete description of the matter involved.

      If you are a stockholder, you may request a copy of these filings at no cost by contacting us at the following address:

Therma-Wave, Inc.
1250 Reliance Way
Fremont, CA 94539
(510) 668-2200
Attn: Ray Christie, Chief Financial Officer

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of

Therma-Wave, Inc.

      In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Therma-Wave, Inc. and its subsidiaries at March 30, 2003 and March 31, 2002, and the results of their operations and their cash flows for each of the three years in the period ended March 30, 2003 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 16(b) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      As discussed in Note 1 to the consolidated financial statements, during the year ended April 1, 2001 the Company changed its method of recognizing revenue.

PricewaterhouseCoopers LLP

San Jose, California

May 28, 2003, except as to the Liquidity section of Note 1,
which is as of October 29, 2003

THERMA-WAVE, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)

	March 31,

	2003	2002

ASSETS
Current assets:
Cash	$13,695	$46,484
Short-term investments	—	12,575
Restricted cash	1,064	—
Accounts receivable, net of allowance for doubtful accounts of $1,553 and $2,024 at March 31, 2003 and 2002, respectively	13,822	15,635
Inventory	22,146	34,677
Other current assets	1,657	3,415

Total current assets	52,384	112,786
Property and equipment, net	9,004	14,041
Goodwill and other intangible assets, net	1,811	70,096
Other assets	4,504	4,723

Total assets	$67,703	$201,646

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,148	$6,297
Accrued liabilities	15,589	15,983
Deferred revenues	11,138	9,493

Total current liabilities	28,875	31,773
Long-term debt	—	16
Deferred rent and other	2,490	2,358

Total liabilities	31,365	34,147

Commitments and contingencies (Note 7)
Stockholders’ equity:
Common stock, $0.01 par value; 75,000,000 shares authorized; 29,360,026 shares issued and 29,090,515 shares outstanding at March 31, 2003; 29,090,118 shares issued and outstanding at March 31, 2002	293	291
Additional paid-in capital	322,048	321,466
Treasury stock, 269,511 shares at March 31, 2003 at cost	(437)	—
Notes receivable from stockholders	(196)	(200)
Accumulated other comprehensive loss	(1,334)	(1,790)
Deferred stock-based compensation	(1,107)	(2,943)
Accumulated deficit	(282,929)	(149,325)

Total stockholders’ equity	36,338	167,499

Total liabilities and stockholders’ equity	$67,703	$201,646

The accompanying notes are an integral part of these consolidated financial statements.

THERMA-WAVE, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Fiscal Years Ended March 31,

	2003	2002	2001

Net revenues
Product	$28,515	$63,793	$178,379
Service and parts	20,705	18,144	19,820

Total net revenues	49,220	81,937	198,199
Cost of revenues (including stock-based compensation of $33,000, $16,000 and $0)	55,061	65,414	101,421

Gross profit (loss)	(5,841)	16,523	96,778

Operating expenses:
Research and development (excluding stock-based compensation of $968,000, $297,000 and $0)	29,230	29,122	33,881
Selling, general and administrative (excluding stock-based compensation of $716,000, $239,000 and $0)	26,071	21,713	28,239
In-process research and development	—	16,340	—
Impairment of goodwill and other intangible assets	67,408	—	—
Restructuring, severance and other	4,293	1,470	1,700
Stock-based compensation	1,684	536	—

Total operating expenses	128,686	69,181	63,820

Operating income (loss)	(134,527)	(52,658)	32,958

Other income (expense):
Interest expense	(161)	(204)	(249)
Interest income	946	2,436	4,275
Other income (expense)	138	110	(2,830)

Total other income, net	923	2,342	1,196

Income (loss) before provision (benefit) for income taxes	(133,604)	(50,316)	34,154
Provision (benefit) for income taxes	—	(1,120)	2,025

Income (loss) before cumulative effect of change in accounting principle	(133,604)	(49,196)	32,129
Cumulative effect of change in accounting principle	—	—	(6,287)

Net income (loss)	$(133,604)	$(49,196)	$25,842

Basic net income (loss) per share:
Income (loss) before cumulative effect of change in accounting principle	$(4.69)	$(1.98)	$1.37
Cumulative effect of change in accounting principle	—	—	(0.27)

Basic net income (loss) per share	$(4.69)	$(1.98)	$1.10

Diluted net income (loss) per share:
Income (loss) before cumulative effect of change in accounting principle	$(4.69)	$(1.98)	$1.27
Cumulative effect of change in accounting principle	—	—	(0.25)

Diluted net income (loss) per share	$(4.69)	$(1.98)	$1.02

Weighted average number of shares outstanding:
Basic	28,500	24,894	23,444
Diluted	28,500	24,894	25,277

The accompanying notes are an integral part of these consolidated financial statements.

THERMA-WAVE, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(In thousands, except per share data)

	Common Stock		Additional	Treasury Stock		Note Receivable	Accumulated Other	Deferred
			Paid-In			from	Comprehensive	Stock-Based	Accumulated		Comprehensive
	Shares	Amount	Capital	Shares	Amount	Stockholders	Income (Loss)	Compensation	Deficit	Total	Income (Loss)

Balance at March 31, 2000	23,646,878	$236	$226,199			$(241)	$(738)		$(125,971)	$99,485
Net income									25,842	25,842	$25,842
Currency translation adjustments							(725)			(725)	(725)

Comprehensive income											$25,117

Receipts from stockholders						29				29
Issuance of common stock	347,821	4	4,447							4,451

Balance at March 31, 2001	23,994,699	240	230,646	—	—	(212)	(1,463)	—	(100,129)	129,082
Net loss									(49,196)	(49,196)	$(49,196)
Currency translation adjustments							(327)			(327)	(327)

Comprehensive loss											$(49,523)

Repayment of notes receivable from stockholders						12				12
Issuance of common stock under ESPP	295,199	3	2,740							2,743
Issuance of common stock under stock option plan	132,434	1	875							876
Cancellation of time-vesting shares	(13,742)		(6)							(6)
Issuance of common stock for acquisition of Sensys	4,470,510	45	82,941							82,986
Issuance of common stock for the exercise of warrants	211,018	2	775							777
Deferred stock-based compensation			3,495					(3,495)		—
Amortization of deferred stock-based compensation								552		552

Balance at March 31, 2002	29,090,118	291	321,466	—	—	(200)	(1,790)	(2,943)	(149,325)	167,499
Net loss									(133,604)	(133,604)	$(133,604)
Currency translation adjustments							456			456	456

Comprehensive loss											$(133,148)

Repayment of notes receivable from stockholders						4				4
Repurchase of common stock				(447,500)	(938)					(938)
Issuance of common stock under ESPP	205,706	2	455	147,314	411					868
Issuance of common stock under stock option plan	24,246		136							136
Issuance of treasury stock for payment of consulting service	—		(40)	30,675	90					50
Issuance of common stock for the exercise of warrants	39,956		150							150
Adjustment to deferred stock-based compensation due to reduction in force			(119)					119		—
Amortization of deferred stock-based compensation								1,717		1,717

Balance at March 31, 2003	29,360,026	$293	$322,048	$(269,511)	$(437)	$(196)	$(1,334)	$(1,107)	$(282,929)	$36,338

The accompanying notes are an integral part of these consolidated financial statements.

THERMA-WAVE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Fiscal Years Ended March 31,

	2003	2002	2001

Operating activities:
Net income (loss)	$(133,604)	$(49,196)	$25,842
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	5,913	5,251	1,042
Amortization of intangible assets	1,497	682	451
Amortization of stock-based compensation	1,717	552	—
Provision for allowance for doubtful accounts, returns and allowance	(471)	928	(376)
In-process research and development	—	16,340	—
Deferred income taxes	—	5,459	(5,459)
Loss on disposal of property, plant and equipment	588	—	1,467
Impairment of goodwill and other intangible assets	67,409	—	—
Loss on abandonment of leased facilities	651	—	—
Inventory charge	9,605	12,217	—
Issuance of treasury stock in connection with payment of consulting service	50	—	—
Changes in assets and liabilities:
Accounts receivable	2,284	26,788	(18,572)
Inventories	2,926	1,166	(23,492)
Other assets	2,302	(2,110)	(1,402)
Accounts payable	(4,149)	(6,983)	2,436
Accrued and other liabilities	732	(28,383)	27,663

Net cash provided by (used in) operating activities	(42,550)	(17,289)	9,600

Investing activities:
Purchases of property and equipment	(1,464)	(4,364)	(11,988)
Sale (purchase) of short-term investments	12,575	7,275	(19,850)
Cash acquired upon Sensys acquisition	—	2,055	—
Purchase of patents and other	(946)	(927)	(478)
Restricted cash	(1,064)	—	—

Net cash provided by (used in) investing activities	9,101	4,039	(32,316)

Financing activities:
Principal payments under capital lease obligations	—	(66)	(514)
Proceeds from issuance of common stock	1,154	4,390	3,973
Repayment of notes receivable from stockholders	4	12
Purchase of treasury stock	(938)	—	—
Tax benefits from employee stock option plans	—	—	478
Repayment of long-term debt	(16)	—	—

Net cash provided by financing activities	204	4,336	3,937

Effect of exchange rates on cash	456	(327)	(696)

Net decrease in cash and cash equivalents	(32,789)	(9,241)	(19,475)
Cash and cash equivalents at beginning of year	46,484	55,725	75,200

Cash and cash equivalents at end of year	$13,695	$46,484	$55,725

Supplementary disclosures:
Cash paid for interest	$75	$134	$226

Cash paid for income taxes	$124	$577	$1,403

The accompanying notes are an integral part of these consolidated financial statements.

THERMA-WAVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   Organization and Summary of Significant Accounting Policies

     Description of Business

      Therma-Wave, Inc. (the “Company”), a Delaware corporation, develops, manufactures, and markets process control metrology systems for use in the manufacture of semiconductors. These systems are based on our proprietary thermal wave and optical technologies. We market and sell our products worldwide to major semiconductor manufacturers.

     Basis of Presentation

      The consolidated financial statements include the accounts of Therma-Wave, Inc. and its wholly-owned subsidiaries. All significant inter-company transactions and balances have been eliminated. Our fiscal year is a 52 to 53-week year ending on the Sunday closest to March 31 of each year. Fiscal years 2003, 2002 and 2001 ended on March 30, 2003, March 31, 2002 and April 1, 2001, respectively. For convenience, the accompanying financial statements have been presented as March 31 of each fiscal year.

     Liquidity

      The Company has incurred substantial losses and experienced negative cash flows since fiscal 2000 and had an accumulated deficit of $282.9 million at March 31, 2003.

      To conserve cash, the Company has implemented cost cutting measures, and in September 2002, implemented a restructuring program. In addition, in June 2003, the Company entered into a new Loan and Security Agreement with Silicon Valley Bank replacing the agreement with Comerica Bank. The new agreement includes a $5.0 million domestic line of credit, including a sub-limit of $5.0 million for letters of credit, and a $10.0 million EXIM Bank guaranteed revolving line of credit, subject to certain restrictions in the borrowing base based on eligibility of receivables and inventory. The new bank credit facility allows the Company to borrow money under the domestic line bearing interest at the SVB prime rate plus 1.50% floating. The EXIM revolving line allows the Company to borrow money at SVB prime rate plus 1.75% floating. The Company may request advances in an aggregate outstanding amount not to exceed the lesser of $15.0 million total under the two lines or the borrowing base, in each case minus the aggregate face amount of outstanding letters of credit, including any drawn but unreimbursed letters of credit. The Company’s borrowings under the SVB and EXIM guaranteed credit facilities are secured by substantially all of the Company’s assets. The credit facilities mature on June 13, 2004.

      On September 16, 2003, the Company sold 5.8 million shares of common stock for $2.20 per share in a private placement. Net proceeds from the transaction were approximately $11.8 million. However, the Company may need to raise additional funds to finance its activities next year and beyond through public or private equity or debt financings, the formation of strategic partnerships or alliances with other companies or through bank borrowings with existing or new banks. The Company may not be able to obtain additional funds on terms that would be favorable to its stockholders and the Company, or at all. If liquidity problems should arise, the Company will, as a last resort, take measures to reduce operating expenses such as reducing headcount or cancelling research and development projects.

      The Company believes, based on its ability to implement the aforementioned measures, and with the combination of existing cash resources, including the funds raised in September 2003, together with our lines of credit, that it will have liquidity sufficient to meet its operating, working capital and financing needs for the next twelve months.

THERMA-WAVE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Revenue Recognition

      Effective April 1, 2000, we changed our method of accounting for revenue recognition in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 101, or SAB 101, “Revenue Recognition in Financial Statements.” Historically, revenues from systems and spare parts were generally recognized at the time of shipment. Revenues on service contracts are deferred and recognized on a straight-line basis over the period of the contract. Estimated contractual warranty obligations are recorded when related sales are recognized. Under SAB 101, equipment sales are accounted for as multiple-element arrangement sales that require the deferral of a significant portion of revenues in the amount of the greater of fair market value of installation and a percentage of payment subject to final acceptance. The total revenues are allocated to each component of the multiple-element arrangement. Revenues on each element are recognized when the contractual obligations have been performed, title and risk of loss have passed to the customer, collectibility of the sales price has been reasonably assured and customer final acceptance has been obtained if applicable.

      Freight terms of all standard product sales are FOB shipping point unless otherwise negotiated and agreed in written form between our customers and us. Shipments typically are made in compliance with shipment requirements specified in our customer’s purchase order.

      Revenue on new products is recognized upon customer final acceptance. Where the customer has the right to return the product, the revenue is not recognized until all of the following conditions have been evidenced after the customer’s purchase order has been fulfilled: the right of return has expired and any potential returns would require authorization by our company under warranty provisions; the price of the sales is fixed or determinable; the payment terms are fixed and enforceable and collectibility is reasonably assured.

     Change in Accounting Principle

      In accordance with guidance provided in SAB 101, we recorded $6.3 million (net of income tax benefit of $401,000), or $0.25 per diluted share, as the cumulative effect of the change in accounting principle as of the beginning of the 2001 fiscal year.

      Deferred revenues as of April 1, 2000 were $10.9 million. This amount consisted of deferred service revenues as well as $9.4 million of equipment revenues that were deferred from previous years under SAB 101. During the years ended March 31, 2003, 2002 and 2001, we recognized $0.7 million, $1.6 million and $6.9 million, respectively, out of the $9.4 million revenues that were included in the cumulative effect adjustment as of April 1, 2000. As of March 31, 2003, $240,000 out of the $9.4 million remained in the deferred revenue balance.

     Concentration of Credit Risk/Major Customers

      We sell our products to major semiconductor manufacturing companies throughout the world. We perform continuing credit evaluations of our customers and, generally, do not require collateral. Letters of credit may be required from our customers in certain circumstances. Sales to customers representing 10% or more of net revenues were as follows:

	Percentage of Net Revenues

	Fiscal Years Ended March 31,

Customer	2003	2002	2001

A	13%	24%	22%
B	—%	13%	—%
C	—%	12%	13%

      Accounts receivable from two customers accounted for approximately 16% and 10%, respectively, of total accounts receivable at March 31, 2003. Accounts receivable from two customers accounted for approximately 17% and 16%, respectively, of total accounts receivable at March 31, 2002.

THERMA-WAVE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Certain of the components and subassemblies included in our systems are obtained from a single source or a limited group of suppliers. Although we seek to reduce dependence on those sole and limited source suppliers, the partial or complete loss of certain of these sources could have at least a temporary adverse effect on our results of operations and damage customer relationships. Further, a significant increase in the price of one or more of these components could adversely affect our results of operations.

Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates, and such differences could affect the results of operations reported in future periods.

Foreign Currency Translations and Transactions

      We have determined that the functional currency of our foreign operations is the local currency. The accumulated effects of foreign translation rate changes related to net assets located outside the United States are included as a component of stockholders’ equity. Foreign currency transaction gains (losses) are included in other income and expense in the accompanying consolidated statements of operations and amounted to $(5,000), $(31,000) and $3,000 for the years ended March 31, 2003, 2002 and 2001, respectively.

Cash and Cash Equivalents

      We maintain our cash in depository accounts, money market accounts and commercial paper with several financial institutions. We consider all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

Short-Term Investments

      In fiscal year 2003, all investments were made in commercial paper or municipal bonds and were held to maturity. Therefore there were no unrealized gains or losses. We also have certain money market and mutual fund investments classified as trading securities included in Other Assets that are part of a deferred compensation plan. Trading securities are reported at fair value with unrealized gains and losses, interest and dividends included in interest income (expense).

Restricted Cash

      At March 31, 2003, the Company had $1.1 million restricted cash invested in a certificate of deposit. This restricted cash is pledged as a deposit for financed insurance premiums. At March 31, 2002, the Company had no restricted cash.

Inventories

      Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out method. During the years ended March 31, 2003, 2002 and 2001, respectively, we recorded charges of $9.6 million, $12.2 million and $0, respectively, associated with additional inventory reserves for obsolete and excess inventories. The charges were included in cost of revenues. In fiscal 2003, the $9.6 million charge was offset by the reserve release of $1.0 million for sales of previously reserved inventory.

THERMA-WAVE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Property and Equipment

      Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the respective assets, generally three to five years. Leasehold improvements and assets recorded under capital leases are amortized on a straight-line basis over the shorter of the assets’ useful lives or lease terms. Depreciation and amortization expense on property and equipment for fiscal years 2003, 2002 and 2001 was $5.9 million, $5.3 million and $1.0 million, respectively.

Goodwill and Other Intangible Assets

      We obtained certain intangible assets in the acquisition of Sensys Instruments Corporation, or Sensys. These intangible assets include developed technology, development contract and trade name and are being amortized on a straight-line basis over the estimated useful lives of two to five years. We have adopted Statement of Financial Accounting Standards No. 142, or SFAS No. 142, “Goodwill and Other Intangible Assets.” We conducted impairment reviews of goodwill and other intangible assets in fiscal 2003. As a result of the reviews, we wrote off $65.9 million for goodwill, $576,000 for developed technology, $174,000 for a development contract and $793,000 for trade name intangible assets in fiscal 2003. For fiscal 2003 we recorded intangible asset amortization expense of $0.9 million. (See Note 11.)

Long-Lived Assets

      We review for the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. As part of the cost reduction efforts in fiscal 2003, the Company abandoned two of its leased facilities. Leasehold improvements for the abandoned facilities and fixed assets disposed along with the restructuring totaling $513,000 were written off in the fourth quarter of fiscal 2003 as it was determined that the carrying amount of these assets exceeded the estimated future cash flows from the use of these assets.

Research and Development Expenses

      Expenditures for research and development are expensed as incurred.

Stock-Based Compensation

      In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, “Accounting for Stock-Based Compensation.” As allowed by the provisions of SFAS No. 123, the Company has continued to apply Accounting Principles Board Opinion No. 25 in accounting for its stock option plans and, accordingly, does not recognize compensation cost because the exercise price of stock options equals the market price of the underlying stock at the date of option grant. The Company adopted the disclosure provisions of SFAS No. 123. In April 2000, the Financial Accounting Standards Board issued FASB Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation: An Interpretation of APB No. 25.” The Company has adopted the provisions of FIN 44, and such adoption did not materially impact the Company’s results of operations. In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation Transition and Disclosure.” The statement amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. The Company has adopted the disclosure provisions of SFAS No. 148.

THERMA-WAVE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Had compensation costs been determined based upon the fair value at the grant date for awards under the stock option plans and employee stock purchase plans, consistent with the methodology prescribed under SFAS No. 123, our pro forma net income (loss) and pro forma net income (loss) per share under SFAS No. 123 would have been:

	Fiscal Years Ended March 31,

	2003	2002	2001

Net income (loss) (in thousands)
As reported	$(133,604)	$(49,196)	$25,842
Add: Stock-based employee compensation expense included in the determination of net income (loss), as reported	1,717	552	—
Deduct: Stock-based employee compensation expense determined using fair value method	(6,233)	(7,508)	(4,952)

Pro forma net income (loss)	$(138,120)	$(56,152)	$20,890

Basic net income (loss) per share
As reported	$(4.69)	$(1.98)	$1.10
Pro forma	$(4.85)	$(2.26)	$0.89
Diluted net income (loss) per share
As reported	$(4.69)	$(1.98)	$1.02
Pro forma	$(4.85)	$(2.26)	$0.83

Income Taxes

      We account for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

Net Income (Loss) Per Share

      We have adopted the provisions of Statement of Financial Accounting Standards No. 128, “Earnings per Share” (“SFAS No. 128”). SFAS No. 128 requires us to report both basic net income (loss) per share, which is based on the weighted-average number of common shares outstanding excluding contingently issuable or returnable shares such as unvested common stock or shares that contingently convert into common stock upon certain events, and diluted net income (loss) per share, which is based on the weighted average number of common shares outstanding and dilutive potential common shares outstanding.

Comprehensive Income (Loss)

      The Company’s comprehensive income (loss) includes net income (loss) and foreign currency translation adjustments and is presented in the statement of stockholders’ equity. At March 31, 2003 and 2002, the accumulated other comprehensive loss was $1.3 million and $1.8 million, respectively, consisting of currency translation adjustments.

THERMA-WAVE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Advertising Costs

      We expense advertising and promotional costs, which are not material, as they are incurred.

Recently Issued Accounting Standards

      In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.” SFAS No. 150 establishes standards for how companies classify and measure certain financial instruments with characteristics of both liabilities and equity. It requires companies to classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS No. 150 is effective beginning the second quarter of fiscal 2004. The Company believes that the adoption of this standard will have no material impact on its consolidated financial statements.

      In November 2002, the FASB issued FASB Interpretation No. 45, or FIN 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN 45 requires that a liability be recorded in the guarantor’s balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued, including a reconciliation of changes in the entity’s product warranty liabilities. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year-end. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of this standard had no material impact on the Company’s financial statements.

      In January 2003, the FASB issued FASB Interpretation No. 46, or FIN 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51,” which addresses consolidation by business enterprises of variable interest entities, or VIEs, either: (1) that do not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support, or (2) in which the equity investors lack an essential characteristic of a controlling financial interest. FIN 46 is effective immediately for all VIEs created or acquired after January 31, 2003. For VIEs created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied effective in the annual period ending after December 15, 2003. We do not expect the adoption of this interpretation to have a material impact to our results of operations or financial position. However, changes in our business relationships with various entities could occur which may impact our financial statements under the requirements of FIN 46.

      In November 2002, the EITF reached a consensus on Issue 00-21, “Multiple-Deliverable Revenue Arrangements.” EITF 00-21 addresses how to account for arrangements that may involve the delivery or performance of multiple products, services and/or rights to use assets. The consensus mandates how to identify whether goods or services or both which are to be delivered separately in a bundled sales arrangement should be accounted for separately because they are “separate units of accounting.” The guidance can affect the timing of revenue recognition for such arrangements, even though it does not change rules governing the timing or patterns of revenue recognition of individual items accounted for separately. The final consensus will be applicable to agreements entered into in fiscal years beginning after June 15, 2003 with early adoption permitted. Additionally, companies will be permitted to apply the consensus guidance to all existing arrangements as the cumulative effect of a change in accounting principle in accordance with APB Opinion No. 20, “Accounting Changes.” The Company is assessing the potential impact of this guidance, but at this point does not believe the adoption of EITF 00-21 will have a material impact on its financial position or results of operations.

THERMA-WAVE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.   Balance Sheet Components

	March 31,

	2003	2002

	(In thousands)
Inventory:
Purchased materials	$2,459	$11,172
Systems in process	11,340	12,657
Finished systems	8,347	10,848

Total inventory	$22,146	$34,677

Property and equipment:
Laboratory and test equipment	$9,220	$9,037
Office furniture and equipment	10,536	11,015
Machinery and equipment	1,729	1,830
Leasehold improvements	8,414	10,571

Total property and equipment, gross	29,899	32,453
Accumulated depreciation and amortization	(20,895)	(18,412)

Total property and equipment, net	$9,004	$14,041

Accrued liabilities:
Accrued compensation and related expenses	$3,417	$3,527
Accrued warranty costs	983	1,777
Commissions payable	354	803
Income tax payable	4,890	4,903
Other accrued liabilities	5,945	4,973

Total accrued liabilities	$15,589	$15,983

3.   Net Income (Loss) Per Share

      The following tables set forth the computation of net income (loss) per share of common stock:

	Fiscal Years Ended March 31,

	2003	2002	2001

Numerator (in thousands):
Net income (loss)	$(133,604)	$(49,196)	$25,842
Denominator (in thousands):
Weighted average shares outstanding used for basic income (loss) per share	28,500	24,894	23,444
Common stock subject to repurchase	—	—	333
Dilutive stock options	—	—	1,500

Weighted average shares outstanding used for diluted income (loss) per share	28,500	24,894	25,277

      The following table summarizes securities outstanding (in thousands), in absolute number, as of each period end which were not included in the calculation of diluted net income (loss) per share since their inclusion would be anti-dilutive.

	March 31,

	2003	2002	2001

Common stock subject to repurchase (unvested)	—	105	—
Common stock held in escrow	541	541	—
Stock options	5,756	5,016	948
Warrants	79	118	—

THERMA-WAVE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The stock options outstanding at March 31, 2003, 2002 and 2001 that we excluded from the above calculation, had a weighted average exercise price of $8.27, $11.46 and $15.89, respectively. The warrants outstanding at March 31, 2003 that we excluded from the above calculation, had a weighted average exercise price of $3.68.

4.   Financing Arrangements

     Bank Credit Facility

      We had a $13.5 million loan and security agreement with Comerica Bank which allowed us to borrow money bearing interest at a floating rate per annum equal to the prime rate for our prime rate advances or at a rate per annum equal to LIBOR plus 2.0% for our LIBOR rate advances under the agreement. We could request advances in an aggregate outstanding amount not to exceed the lesser of $13.5 million or the Borrowing Base, in each case minus the aggregate face amount of outstanding letters of credit, including any drawn but unreimbursed letters of credit. Our borrowings under the Comerica bank credit facility were secured by substantially all of our assets. The Comerica bank credit facility was scheduled to mature on June 30, 2004. As of March 31, 2003, due to the violation of the financial covenants related to the bank credit facility, we only maintained two standby letters of credit totaling $3.65 million as required by the lease agreements on our buildings. An amendment to the bank credit facility agreement was entered into as of May 6, 2003, but was limited to the larger of a borrowing base amount or $7.0 million.

5.   Income Taxes

      The domestic and foreign components of income (loss) before provision (benefit) for income taxes and cost of accounting change are as follows (in thousands):

	Fiscal Years Ended March 31,

	2003	2002	2001

Domestic	$(133,142)	$(47,829)	$32,994
Foreign	(462)	(1,367)	1,160

Total	$(133,604)	$(49,196)	$34,154

      The components of the provision (benefit) for income taxes are as follows (in thousands):

	Fiscal Years Ended March 31,

	2003	2002	2001

Current:
Federal	$—	$(6,579)	$7,118
State	—	—	(129)
Foreign	—	—	495

	—	(6,579)	7,484

Deferred:
Federal	—	5,459	(5,459)
State	—	—	—
Foreign	—	—	—

	—	5,459	(5,459)

Total	$—	$(1,120)	$2,025

THERMA-WAVE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      A reconciliation between the U.S. federal statutory rate and the effective tax rate reflected in the statements of operations is as follows:

	Fiscal Years Ended March 31,

	2003	2002	2001

Provision at federal statutory rate	35.0%	35.0%	35.0%
State taxes	2.8	0.4	1.0
Foreign sales corporation	—	—	(3.3)
Tax credits	—	—	(11.1)
Change in valuation allowance	(19.5)	(25.7)	(16.3)
Non-deductible expenses	(18.1)	(11.3)	0.4
Other	(0.2)	3.8	0.3

Total	0.0%	2.2%	6.0%

      The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below (in thousands):

	March 31,

	2003	2002

Deferred tax assets:
Accrued costs and expenses	$18,361	$12,775
Depreciation and amortization	1,033	1,427
Other	1,367	—
Net operating loss and tax credits carry-forwards	27,982	12,416

Total gross deferred tax assets	48,743	26,618
Less: valuation allowance	(47,055)	(24,146)

Total deferred tax assets	1,688	2,472

Deferred tax liabilities:
Non-goodwill intangible	(1,688)	(1,826)
Other	—	(646)

Net deferred tax liabilities	(1,688)	(2,472)

Total net deferred tax assets	$—	$—

      The net changes in the total valuation allowance for the years ended March 31, 2003 and 2002 were $22.9 million and $14.7 million, respectively. At March 31, 2002, management has recognized deferred tax assets equal to the deferred tax liability related to acquired non-goodwill intangibles.

      At March 31, 2003, we had federal and state net operating losses of $75.5 million and $13.6 million, respectively. The federal net operating losses will begin to expire in 2023, while the state net operating losses will begin to expire in 2008.

      Under the Internal Revenue Code Section 382, the amounts of and benefits from net operating loss carryforwards may be impaired or limited in certain circumstances. Events which cause limitations in the amount of net operating losses that the Company may utilize in any one year include, but are not limited to, a cumulative ownership change of more than 50%, as defined, over a three year period.

      At March 31, 2003, we had federal and state research and development tax credits of $558,000 and $800,000, respectively. The federal research and development tax credits will begin to expire in 2012, while the state research tax credits may be carried forward indefinitely.

THERMA-WAVE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.   Business Combinations

      On January 16, 2002, we issued approximately 4.47 million shares of our common stock in exchange for all outstanding common and preferred shares of Sensys. The results of Sensys’ operations have been included in the consolidated financial statements since that date. Sensys was founded in 1996 to develop and market advanced process control metrology products that can be integrated into semiconductor processing equipment. These products are aimed at improving the productivity of this equipment in semiconductor fabs. Sensys has established positions at several leading process equipment suppliers for lithography, CMP, etch and CD-SEM equipment. The Sensys acquisition further strengthens our position in this important emerging market segment. Sensys’ business operations have been fully integrated with Therma-Wave’s Integra product lines, including the iX-SE, to form our integrated metrology offering.

      The total purchase price for this acquisition was $88.3 million, consisting of approximately 4.47 million shares of common stock with a fair value of $72.8 million, assumed stock options to purchase 608,151 shares of common stock with a fair value of $9.1 million, assumed warrants to acquire 329,490 shares of common stock with a fair value of $4.6 million, and transaction costs, consisting of investment advisory, legal and other professional service fees, of $1.85 million. Common stock was valued at $16.28 per share using the Company’s average stock price for the five-day period around January 15, 2002. Stock options were valued using the Black-Scholes option pricing model, applying a weighted average expected life of five years, a weighted average risk-free rate of 4.5%, an expected dividend yield of zero percent, a volatility of 90% and a deemed fair value of $16.28 per share. The intrinsic value of these options, totaling approximately $3.5 million, has been recorded as deferred stock-based compensation. Warrants were valued using the Black-Scholes option pricing model, applying the remaining contractual life of 3.6 years, a weighted average risk-free rate of 4.5%, an expected dividend yield of zero percent, a volatility of 90% and a deemed fair value of $16.28 per share.

      The purchase price allocation is as follows (in thousands):

	Amount	Useful Life

Fair value of net liabilities assumed	$(1,840)	—
In-process research and development	16,340	—
Developed technology	890	2 years
Development contract	2,590	5 years
Trade name	990	5 years
Unearned stock compensation	3,495	4 years
Goodwill	65,865	—

Total purchase price	$88,330

      The fair values of Sensys’ net assets as of the acquisition date were (in thousands):

Amount

Cash	$2,055
Accounts receivable, net	2
Inventory	879
Other current assets	394
Fixed assets	450
Accounts payable	(733)
Other current liabilities	(4,879)
Long-term liabilities	(8)

$(1,840)

      The allocation of the consideration for the acquisition of Sensys to its individual assets and liabilities was based on management’s analysis and estimates of the fair values of the acquired assets and liabilities. In addition to the value assigned to IPR&D projects, and Sensys’ tangible assets, specific intangible assets were

THERMA-WAVE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

identified and valued. The identifiable assets included a development contract, trade name, and then-existing developed technology.

      IPR&D consisted of those products not yet proven to be technologically feasible but developed to a point where there was value associated with them in relation to potential future revenue. Because technological feasibility was not yet proven and no alternative future uses were believed to exist for the in-process technologies, the assigned value was expensed immediately upon the closing date of the acquisition.

      The value of IPR&D was determined by estimating the expected cash flows from the projects once commercially viable, discounting the net cash flows back to their present value and then applying a percentage of completion to the calculated value as defined below. A discount rate of 40% was used which is higher than the industry average due to inherent uncertainties surrounding the successful development of the IPR&D, market acceptance of the technology, the useful life of such technology and the uncertainty of technological advances which could potentially impact the estimates described above. The percentage of completion for each project was determined using costs incurred to date on each project as compared to the remaining research and development to be completed to bring each project to technological feasibility.

      The projects included in purchased IPR&D, the percent completed and the value assigned to each project were as follows (in thousands):

	Estimate of	Value
	Percent Completed	Assigned

IPR&D:
Compact CD-i	22%	$14,180
Standalone Capabilities	30%	2,160

Total IPR&D		$16,340

      During fiscal 2003, we invested about $1 million in the above IPR&D projects. We shipped several units of both CCD-I and standalone tools to TEL and other leading semiconductor equipment suppliers. We also received multiple unit orders from TEL for shipment in fiscal 2004.

      The following unaudited pro forma information is presented to illustrate the effects of the acquisition on the historical financial position and operating results of Therma-Wave and Sensys using the purchase method of accounting in accordance with accounting principles generally accepted in the United States of America. The unaudited pro forma information is based upon the historical financial statements of the respective companies. The unaudited pro forma information for the twelve months ended March 31, 2001 assumes the acquisition took place as of April 1, 2000 and combines results from Therma-Wave’s consolidated statement of operations for the twelve months ended March 31, 2001 and Sensys’ statement of operations for the twelve months ended March 31, 2001. The unaudited pro forma information for the twelve months ended March 31, 2002 assumes the acquisition took place as of April 1, 2001 and combines results from Therma-Wave’s consolidated statement of operations for the twelve months ended March 31, 2002 and Sensys’ unaudited statement of operations for the period from April 1, 2001 through January 16, 2002, the date of completion of the acquisition.

THERMA-WAVE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Twelve Months Ended March 31,

	2002		2001

	Pro Forma	As Reported	Pro Forma	As Reported

Net revenues	$84,234	$81,937	$198,688	$198,199
Gross profit	16,729	16,523	95,718	96,778
Operating income (loss)	(62,365)	(52,658)	26,145	32,958
Net income (loss) before cumulative effect of change in accounting principle	(59,399)	(49,196)	25,161	32,129
Net income (loss)	$(59,399)	$(49,196)	$18,874	$25,842

Net income (loss) per share:
Basic	$(2.12)	$(1.98)	$0.69	$1.10
Diluted	$(2.12)	$(1.98)	$0.62	$1.02
Weighted average common shares outstanding:
Basic	28,024	24,894	27,374	23,444
Diluted	28,024	24,894	30,522	25,277

      The unaudited pro forma information is provided for illustrative purposes only and does not purport to represent what the actual consolidated results of operations or the consolidated financial position of Therma-Wave would have been had the acquisition occurred on the dates assumed, nor is it necessarily indicative of future consolidated results of operations or financial position.

7.   Commitments and Contingencies

      We lease our facilities under non-cancellable operating leases that require us to pay maintenance and operating expenses, such as taxes, insurance and utilities. We are required pursuant to the terms of facility leases to maintain two standby letters of credit totaling $3.65 million.

      Rent expense was approximately $2.7 million, $2.3 million and $2.2 million for the fiscal years ended March 31, 2003, 2002 and 2001, respectively. At March 31, 2003, future minimum lease payments under non-cancellable operating leases are as follows (in thousands):

Fiscal Year	Operating Leases

2004	$2,904
2005	2,474
2006	1,844
2007	534
2008	555
Thereafter	93

Total future minimum lease payments	$8,404

     Indemnification

      We indemnify some of our suppliers and customers for specified intellectual property rights pursuant to certain parameters and restrictions. The scope of these indemnities varies, but in some instances includes indemnification for damages and expenses (including reasonable attorney fees) related to any misuse by us of the intellectual property. No amounts have been accrued in respect of the indemnification provisions at March 31, 2003, nor have we incurred any losses under such indemnification during the periods covered in this report.

     Legal Proceedings

      On April 22, 2002, we filed a patent infringement suit against Boxer Cross Inc. in the United States District Court, Northern District of California. The suit alleges that Boxer Cross’ BX-10 product infringes

THERMA-WAVE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

certain patents held by Therma-Wave related to ion implant monitoring. Two of the asserted patents were previously found to be valid and infringed in a suit filed against Jenoptik, AG, in 1994. The earlier court rulings led to Jenoptik’s withdrawal from the U.S. market. On June 7, 2002, Boxer Cross filed its amended answer and counterclaims to our complaint and asserted various affirmative defenses to our claims of patent infringement. The pleading also contained various counterclaims including allegations that Therma-Wave’s Therma-Probe product infringed upon certain patents owned by Boxer Cross and also raised claims of misappropriation of trade secrets, tortious interference with contract, unfair competition and unfair business practices. We replied to Boxer Cross’s counterclaims, denying the material allegations and asserting declaratory judgment counterclaims. On December 9, 2002, the court held a Markman claim construction hearing on our patents-in-suit. The court has not yet issued its ruling. No discovery deadline or trial date has been set. On April 29, 2003, Applied Materials announced that it had acquired all of the outstanding stock of Boxer Cross. We believe that the outcome from this matter, even if adverse to us, would not have a material adverse effect on our financial condition or results of operations.

      On December 28, 2001, Sensys was named in a patent infringement suit filed by KLA-Tencor Corporation. KLA-Tencor alleged that it patented an aspect of the integrated metrology technology that Sensys used in its integrated product family. KLA-Tencor was seeking damages and an injunction to stop the sale of the equipment they alleged used this aspect. In the quarter ended December 29, 2002, we settled this patent lawsuit with KLA-Tencor. As part of the settlement, KLA-Tencor agreed that it would not assert a claim for infringement against the product that Sensys is currently selling.

      There are currently no other material legal proceedings pending against us. We may be required to initiate additional litigation in order to enforce any patents issued to or licensed to us or to determine the scope and/or validity of a third party’s patent or other proprietary rights. In addition, we may be subject to additional lawsuits by third parties seeking to enforce their own intellectual property rights. Any such litigation, regardless of outcome, could be expensive and time consuming and, as discussed above in the prior risk factor, could subject us to significant liabilities or require us to cease using proprietary third party technology and, consequently, could have a material adverse effect on our business, financial condition, results of operations or cash flows.

8.   Restructuring, Severance and Other Costs

      The following table summarizes the changes in restructuring, severance and other costs during fiscal 2003 in thousands:

	Liability as of				Liability as of
	March 31,			Non-Cash	March 31,
	2002	Provision	Utilization	Settlement	2003

Severance and workforce reduction	$184	$2,936	$(2,562)	$—	$558
Consolidation of excess facilities	—	673	(11)	—	662
Impairment of fixed assets	—	513		(513)	—
Other	117	171	(154)	—	134

Total	$301	$4,293	$(2,727)	$(513)	$1,354

     Severance and workforce reduction

      In September 2002, the Company reduced its workforce by approximately 115 employees across all function areas. The Company also implemented another reduction in force program in February 2003, where approximately 78 individuals were notified that their employment would cease in 60 days. Severance and related employee benefit costs related to the reduction in force amounted to $2.9 million, which have been or will be paid at the time of their separation. Included in the severance charge were approximately $421,000 of

THERMA-WAVE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

severance expenses related to the change of the Company’s executive team and the management in its Taiwan branch. The Company anticipates that the accrued liability at March 31, 2003 of $0.6 million will be paid out in the next six months.

      During fiscal year 2002, we announced and implemented reduction in force programs aimed at bringing operating expenses in line with our operating environment during the period. All terminated employees were notified of their severance and related benefits at the time the programs were announced. The programs resulted in a reduction of approximately 130 employees primarily involved in customer service and manufacturing positions.

      In the last quarter of fiscal year 2001, we recorded a $1.7 million severance charge in connection with the retirement of our former chairman and Chief Technical Officer, Allan Rosencwaig. All obligations were fulfilled in the fiscal year ended March 31, 2003.

     Consolidation of excess facilities

      The Company incurred a $0.7 million restructuring charge in fiscal 2003 for two excess facilities leased by Sensys in Santa Clara, California. The remaining lease obligations on vacated facilities that are non-cancellable, net of the income from subleasing these facilities, are estimated to be approximately $0.7 million. The income from subleasing these facilities is estimated based upon current comparable rates for leases in the applicable market. If facilities rental rates decrease in the market, or if it takes longer than expected to sublease these facilities, the actual loss could exceed this estimate. The Company anticipates that the accrued liability at March 31, 2003 of $0.7 million will be paid out in the next three years.

     Impairment of fixed assets

      During fiscal 2003, restructuring costs related to abandoned property and equipment amounted to $0.5 million, which represented the net book value of fixed assets as of March 31, 2003 relating to the consolidation of Sensys operation into the Company’s Fremont, California facility. The fixed assets included in the restructuring charges were removed from service prior to March 31, 2003.

     Other

      Some costs related to reduction in force programs such as security service, hotel, counseling service and COBRA were included in the above table as “Other.” During fiscal year 2003, other costs related to reduction in force programs amounted to $0.2 million. The Company anticipates that the $0.1 million accrued liabilities related to other costs of workforce reduction will be paid out in the next six months.

9.   Warranty Accrual

      At the time of revenue recognition, we provide an accrual for estimated costs to be incurred pursuant to our warranty obligation. Our estimate is based primarily on historical experience. Changes in the warranty accrual during fiscal 2003 are summarized in thousands as follows:

	Balance	Provision for	Settlement of	Balance
	March 31,	Warranty Issued	Pre-Existing	March 31,
	2002	During the Period	Warranties	2003

Warranty accrual	$1,777	$937	$(1,731)	$983

10. Treasury Stock

      On August 1, 2002, the Company’s Board of Directors announced a stock repurchase program for the repurchase of up to 1 million shares of Therma-Wave’s common stock. During the year ended March 31, 2003, the Company repurchased 447,500 shares of common stock at an average price of $2.10 per share, of

THERMA-WAVE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

which 147,314 shares were reissued under our Employee Stock Purchase Plan. The Company has 269,511 shares of common stock in treasury as of March 31, 2003. These shares are to be used for various purposes, including, without limitation, satisfying stock option exercises and employee stock purchase plan requirements. The repurchase program is currently suspended but at any time and from time to time may be reactivated without prior notice.

11. Goodwill and Other Intangible Assets

      In fiscal 2003, the Company adopted Statement of Financial Accounting Standards No. 142 (SFAS No. 142), “Goodwill and Other Intangible Assets.” SFAS No. 142 supersedes Accounting Principles Board Opinion No. 17, “Intangible Assets,” and discontinues the amortization of goodwill. Our adoption of SFAS No. 142 did not result in reclassifications between goodwill and intangible assets, impairment charges or changes in the useful lives of amortizable intangible assets. Intangible assets include developed technology, development contract and trade name and are being amortized on a straight-line basis over the original estimated useful lives of two to five years.

      Due to current operating losses, the absence of positive cash flows, recent significant declines in our common stock price and uncertainties resulting from the duration and severity of the industry downturn, we assessed the recoverability of the intangible assets related to the Sensys acquisition subject to amortization in accordance with SFAS No. 144 and tested goodwill related to the Sensys acquisition for impairment in accordance with SFAS No. 142 during the quarter ended September 30, 2002. Based upon our projection of significantly reduced future cash flows related to Sensys products, an impairment expense of $576,000 was recognized for developed technology, $174,000 for development contract and $362,000 for trade name intangible assets in the quarter ended September 30, 2002. In addition, during the fourth quarter ended March 31, 2003, we recognized an additional impairment charge of $431,000 related to trade name intangible assets. The impairment test under SFAS No. 142 was based on a two-step process involving: 1) comparing the estimated fair value of the related reporting unit to its net book value, and 2) comparing the estimated implied fair value of goodwill to its carrying value. As a result of the test, we wrote down goodwill assets by $65.9 million in the quarter ended September 30, 2002.

      The fair market value of intangible assets after the impairment adjustments is being amortized on a straight-line basis over the remaining estimated useful lives. Components of intangible assets were as follows (in thousands):

	March 31, 2003		March 31, 2002

	Gross Carrying	Accumulated	Gross Carrying	Accumulated
	Amount	Amortization	Amount	Amortization

Goodwill and intangible assets, net
Developed technology	$314	$(314)	$890	$(92)
Development contract	2,415	(604)	2,590	(107)
Trade name	197	(197)	990	(40)

Intangible assets, net	2,926	(1,115)	4,470	(239)
Goodwill	—	—	65,865	—

Total goodwill and intangible assets, net	$2,926	$(1,115)	$70,335	$(239)

      Amortization of intangible assets was $876,000, $239,000 and $0 for the fiscal years ended March 31, 2003, 2002 and 2001, respectively.

THERMA-WAVE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

12. Stockholders’ Equity

     Common Stock

      On January 16, 2002, we issued approximately 4.47 million shares of common stock to the former shareholders of Sensys in connection with the Sensys acquisition, of which 540,724 shares are being held in escrow for a period of 18 months and during that time are used to satisfy certain working capital adjustments and indemnification claims.

     Stock-Based Compensation

      We have elected to follow Accounting Principles Board Opinion No. 25, or APB No. 25, “Accounting for Stock Issued to Employees” and related interpretations in accounting for our employee stock awards because, as discussed below, the alternative fair value accounting provided for under Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”) requires use of option valuation models for use in valuing employee stock options. Under APB No. 25, when the exercise price of our employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

      Stock Options. During fiscal year 1998, we adopted several stock option plans (the “1997 Plans”) whereby the Board of Directors may have granted incentive stock options and non-statutory stock options to employees, directors or consultants.

      In connection with the initial public offering, we adopted the 2000 Equity Incentive Plan, whereby the Board of Directors may grant incentive stock options and non-statutory stock options to employees, directors or consultants. No future grants became available under the 1997 Plans upon the effectiveness of the 2000 Equity Incentive Plan. We have reserved (1) 3,300,000 shares of common stock (2) any shares returned to the 1997 Plans as a result of termination of options and (3) annual increases to be added on the date of each annual meeting of stockholders commencing in 2000 equal to 1.0% of the outstanding shares of common stock, or such lesser amount as may be determined by the Board of Directors, for issuance under the 2000 Equity Incentive Plan.

      Vesting provisions for stock options granted under our stock option plans are determined by the Board of Directors. Unless the Board of Directors specifically determines otherwise at the time of the grant, the option shall vest 25% on first anniversary of the grant and then prorated portion to vest monthly thereafter for the remaining thirty-six months, i.e., one forty-eighth (2.083%) per month from the date of grant, beginning with stock options granted on April 30, 2002. Prior to April 30, 2002, options vested 25% on each of the first four anniversaries from the date of grant. Stock options expire ten years from the date of grant. Common shares issued on exercise of options prior to vesting are subject to repurchase if the holder is no longer employed by us.

THERMA-WAVE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      A summary of our stock option activity, and related information for the years ended March 31, 2003, 2002 and 2001 are as follows:

		Options Outstanding

			Weighted
		Number of	Average Exercise
	Shares Available	Shares	Price Per Share

Balance at March 31, 2000	462,615	2,892,481	$8.84
Authorization	3,236,728	—	—
Granted	(1,348,425)	1,348,425	20.45
Exercised	—	(92,316)	6.38
Cancelled	228,817	(464,623)	14.19

Balance at March 31, 2001	2,579,735	3,683,967	12.48
Authorization	241,241	—	—
Granted	(2,036,810)	2,036,810	10.00
Exercised	—	(132,434)	6.62
Cancelled	572,250	(572,250)	13.95

Balance at March 31, 2002	1,356,416	5,016,093	11.46
Authorization	292,107	—	—
Granted	(1,790,828)	1,790,828	1.39
Exercised	—	(24,246)	5.42
Cancelled	1,026,318	(1,026,318)	11.82

Balance at March 31, 2003	884,013	5,756,357	8.27

      The following table summarizes information about stock options outstanding as of March 31, 2003:

	Options Outstanding			Options Exercisable

	Weighted
	Average				Weighted
	Remaining		Weighted		Average
	Contractual	Shares	Average	Number of	Exercise Price
	Life (years)	Outstanding	Exercise Price	Shares	Per Share

Range of exercise prices:
$0.39-$4.00	8.78	2,327,953	$1.42	441,448	$2.66
$6.00-$7.00	6.14	824,793	6.44	560,872	6.50
$7.78-$15.89	6.93	1,852,375	12.29	968,138	11.90
$18.25-$35.50	7.32	751,236	21.61	369,160	21.59

	7.61	5,756,357	8.27	2,339,618	10.39

      Pro forma information regarding net income (loss) and net income (loss) per share is required by SFAS No. 123, which also requires that the information be determined as if we have accounted for our employee stock options granted subsequent to March 31, 1996 under the fair value method. The fair value for these options was estimated using the Black-Scholes option pricing model.

      For the years ended March 31, 2003, 2002 and 2001, the fair value of each option grant was estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

	Fiscal Years Ended March 31,

	2003	2002	2001

Risk-free interest rate	3.6%	4.5%	5.7%
Dividend yield	—	—	—
Expected volatility	116%	90%	90%
Expected life in years	4.5	5	5
Per option fair value	$1.33	$11.61	$12.64

THERMA-WAVE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Employee Stock Purchase Plan. In connection with the initial public offering, we also adopted the 2000 Employee Stock Purchase Plan, whereby employees may purchase shares of common stock, at a discounted price through payroll deductions or lump sum cash payments. We have reserved 1,500,000 shares of common stock for issuance under the 2000 Employee Stock Purchase Plan. A total of 353,020, 295,199 and 247,065 shares, respectively, of common stock have been issued under the 2000 Employee Stock Purchase Plan for the years ended March 31, 2003, 2002 and 2001, respectively.

      For the years ended March 31, 2003 2002 and 2001, the following weighted-average assumptions were used to determine the fair value of purchase rights under the 2000 Employee Stock Purchase Plan:

	Fiscal Years Ended
	March 31,

	2003	2002	2001

Risk-free interest rate	1.75%	4.5%	5.7%
Dividend yield	—	—	—
Expected volatility	136%	90%	90%
Expected life in years	1	1	1

      Deferred Stock-Based Compensation. In connection with the Sensys acquisition, we recognized unearned compensation of $3.5 million for stock options granted. Deferred stock-based compensation is amortized to expense over the vesting period using an accelerated method, and may decrease if employees terminate service prior to vesting. We recognized stock-based compensation of $1.7 million, $552,000 and $0 in fiscal 2003, 2002 and 2001, respectively.

      Warrants. In connection with the Sensys acquisition, we assumed 329,490 shares of warrants in January 2003. As of March 31, 2003, there were 78,516 shares of warrants outstanding with weighted average exercise price of $3.68 per share.

13. Related Party Transactions

      Ms. Talat Hasan, a member of our board of directors and former Senior Vice President of Therma-Wave and President and Chief Executive Officer of Sensys, is a general partner of Hitek Venture Partners Limited Partnership, or Hitek. Sensys, a wholly-owned subsidiary of Therma-Wave, leases from Hitek certain facilities occupied by Sensys in Santa Clara, California. For the years ended March 31, 2003 and 2002, Hitek received $298,000 and $45,000, respectively, from the lease of such facilities.

      Mr. David Aspnes, a member of our board of directors, is also an owner of Aspnes Associates, Inc. We use Aspnes Associates, Inc. for consulting service on various engineering projects and have paid $59,000 and $40,000 to Aspnes Associates, Inc. during fiscal 2003 and 2002, respectively.

      As of March 31, 2003, we had, in the aggregate, outstanding loans to current and former management of approximately $196,000, the proceeds of which were used to acquire our capital stock and $943,000 the proceeds of which were used to pay certain tax liabilities incurred by certain executives. The loans used to acquire our capital stock bear interest at the applicable federal rate in effect at the time. The loans used to pay certain tax liabilities do not bear interest. The individuals who owe us these amounts have pledged their Therma-Wave stock as security for the loans.

14. Retirement Plans

      We have a retirement plan under Section 401(k) of the Internal Revenue Code covering substantially all employees. Discretionary company contributions accrued, which are based on achieving certain operating profit goals, were $0, $0 and $730,000 in fiscal 2003, 2002 and 2001, respectively.

      We allow our U.S.-based officers and director-level employees to defer a portion of their compensation under the Deferred Executive Compensation Plan. Plan participants self-direct their investments deferred

THERMA-WAVE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

under the plan. In the event the Company becomes insolvent, plan assets are subject to the claims of the general creditors. Since the inception of the plan, we have not made any matching or discretionary contributions to the plan. There are no plan provisions that provide for any guarantees or minimum return on investments. At March 31, 2003, there were approximately 20 participants in the plan and plan assets were approximately $1.1 million.

15. Segment Information

      We operate in one segment as we manufacture, market and service process control metrology systems within the semiconductor equipment market. All products and services are marketed in each geographic region in which we operate. Our current product offerings qualify for aggregation under SFAS No. 131 as our products are manufactured and distributed in the same manner, have similar long-term gross margins and are sold to the same customer base.

      Revenues in each geographic area are recognized according to our revenue recognition policy as described in Note 1 of Notes to Consolidated Financial Statements. Transfers and commission arrangements between geographic areas are at prices sufficient to recover a reasonable profit. Export sales were $35.4 million, $50.6 million and $117.3 million of the net sales in fiscal 2003, 2002 and 2001, respectively.

      The following is a summary of operations in geographic areas (in thousands). Other foreign areas include China, Taiwan, Israel and Korea, each of which is individually not material for separate disclosure.

				Other
	U.S.	Japan	U.K.	Foreign	Eliminations	Consolidated

Fiscal year ended March 31, 2001
Sales to unaffiliated customers	$190,288	$3,102	$1,871	$2,938	$—	$198,199
Transfers between geographic locations	(5,211)	2,023	1,107	2,787	(706)	—

Total net sales	$185,077	$5,125	$2,978	$5,725	$(706)	$198,199

Operating income	$31,896	$246	$54	$—	$762	$32,958
Long-lived assets	$20,050	$401	$43	$668	$—	$21,162
All other identifiable assets	173,835	2,935	2,801	2,394	(11,936)	170,029

Total assets	$193,885	$3,336	$2,844	$3,062	$(11,936)	$191,191

Fiscal year ended March 31, 2002
Sales to unaffiliated customers	$75,377	$2,192	$1,534	$2,834	$—	$81,937
Transfers between geographic locations	(1,945)	1,981	940	2,159	(3,135)	—

Total net sales	$73,432	$4,173	$2,474	$4,993	$(3,135)	$81,937

Operating income (loss)	$(50,465)	$(58)	$242	$(95)	$(2,282)	$(52,658)
Long-lived assets	$94,535	$330	$64	$647	$(6,716)	$88,860
All other identifiable assets	109,553	2,802	3,022	2,503	(5,094)	112,786

Total assets	$204,088	$3,132	$3,086	$3,150	$(11,810)	$201,646

THERMA-WAVE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

				Other
	U.S.	Japan	U.K.	Foreign	Eliminations	Consolidated

Fiscal year ended March 31, 2003
Sales to unaffiliated customers	$41,039	$2,181	$2,220	$3,780	$—	$49,220
Transfers between geographic locations	(1,460)	986	800	1,588	(1,914)	—

Total net sales	$39,579	$3,167	$3,020	$5,368	$(1,914)	$49,220

Operating income (loss)	$(134,042)	$(116)	$(955)	$(21)	$607	$(134,527)
Long-lived assets	$21,350	$303	$44	$518	$(6,896)	$15,319
All other identifiable assets	60,183	2,333	1,430	2,749	(14,311)	52,384

Total assets	$81,533	$2,636	$1,474	$3,267	$(21,207)	$67,703

16. Quarterly Financial Data (Unaudited)

	Fiscal Year 2003					Fiscal Year 2002

	Q1	Q2	Q3	Q4	Year	Q1	Q2	Q3	Q4	Year

Net revenues	$14,949	$10,945	$10,249	$13,077	$49,220	$37,821	$20,660	$11,054	$12,402	$81,937
Gross profit (loss)	3,078	(7,024)	16	(1,911)	(5,841)	17,672	7,921	1,532	(10,602)	16,523
Operating income (loss)	(11,624)	(90,399)	(13,347)	(19,157)	(134,527)	4,984	(3,910)	(11,354)	(42,378)	(52,658)
Net income (loss)	$(11,303)	$(89,886)	$(13,290)	$(19,125)	$(133,604)	$5,425	$(2,848)	$(10,967)	$(40,806)	$(49,196)

Net income (loss) per share:
Basic	$(0.40)	$(3.16)	$(0.47)	$(0.67)	$(4.69)	$0.23	$(0.12)	$(0.45)	$(1.48)	$(1.98)
Diluted	$(0.40)	$(3.16)	$(0.47)	$(0.67)	$(4.69)	$0.22	$(0.12)	$(0.45)	$(1.48)	$(1.98)

THERMA-WAVE, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

(Unaudited)

	September 30,	March 31,
	2003	2003

ASSETS
Current assets:
Cash	$22,552	$13,695
Restricted cash	—	1,064
Accounts receivable, net	10,666	13,822
Inventories, net	18,702	22,146
Other current assets	1,531	1,657

Total current assets	53,451	52,384
Property and equipment, net	6,465	9,004
Intangible assets, net	1,575	1,811
Other assets	2,836	4,504

Total assets	$64,327	$67,703

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$3,077	$2,148
Accrued liabilities	14,114	15,589
Deferred revenues	6,768	11,138

Total current liabilities	23,959	28,875
Non-current deferred revenues	4,715	—
Other long-term liabilities	1,790	2,490

Total liabilities	30,464	31,365

Stockholders’ equity:
Common stock	352	293
Additional paid-in capital	334,879	322,048
Treasury stock	—	(437)
Notes receivable from stockholders	(174)	(196)
Accumulated other comprehensive loss	(988)	(1,334)
Deferred stock-based compensation	(2,015)	(1,107)
Accumulated deficit	(298,191)	(282,929)

Total stockholders’ equity	33,863	36,338

Total liabilities and stockholders’ equity	$64,327	$67,703

See accompanying notes to condensed consolidated financial statements.

THERMA-WAVE, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

(Unaudited)

	Three Months Ended		Six Months Ended
	September 30,		September 30,

	2003	2002	2003	2002

Net revenues
Product	$9,604	$5,688	$16,411	$15,398
Service and parts	4,462	5,257	9,558	10,496

Total net revenues	14,066	10,945	25,969	25,894
Cost of revenues(1)	8,499	17,969	17,570	29,840

Gross profit (loss)	5,567	(7,024)	8,399	(3,946)

Operating expenses:
Research and development	5,183	8,108	10,131	16,103
Selling, general and administrative	5,854	6,659	11,383	12,780
Impairment of goodwill and other intangible assets	—	66,977	—	66,977
Restructuring, severance and other	108	1,165	1,592	1,165
Stock-based compensation(2)	204	466	414	1,052

Total operating expenses	11,349	83,375	23,520	98,077

Operating loss	(5,782)	(90,399)	(15,121)	(102,023)

Other income (expense):
Interest expense	10	(51)	(11)	(102)
Interest income	32	501	69	765
Other, net	12	63	(199)	171

Total other income (expense), net	54	513	(141)	834

Net loss	$(5,728)	$(89,886)	$(15,262)	$(101,189)

Net loss per share:
Basic and Diluted	$(0.19)	$(3.16)	$(0.52)	$(3.55)
Weighted average common shares outstanding:
Basic and Diluted	30,036	28,480	29,370	28,525
Stock-based compensation included in:
(1) Cost of revenues	$15	$13	$16	$27
Stock-based compensation excluded from:
Research and development	126	269	250	586
Selling, general and administrative	78	197	164	466

(2) Total operating expenses	204	466	414	1,052

Total stock-based compensation	$219	$479	$430	$1,079

See accompanying notes to condensed consolidated financial statements.

THERMA-WAVE, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

(Unaudited)

	Six Months Ended
	September 30,

	2003	2002

Operating activities:
Net loss	$(15,262)	$(101,189)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:
Depreciation and amortization	2,750	3,459
Amortization of intangible assets	236	581
Amortization of deferred stock-based compensation	430	1,079
Impairment of goodwill and other intangible assets	—	66,977
Allowance for doubtful accounts, returns and allowance	(1,013)	(488)
Inventory charge	—	7,425
Loss on disposal of property, plant and equipment	191	—
Loss on sale of an investment	125	—
Changes in assets and liabilities:
Accounts receivable	4,169	1,558
Inventories	3,444	(2,467)
Other assets	1,293	1,658
Accounts payable	929	1,404
Accrued and other liabilities	(2,175)	(967)
Deferred revenues	345	2,401

Net cash used by operating activities	(4,538)	(18,569)

Investing activities:
Purchases of property and equipment	(37)	(821)
Sale (purchase) of short-term investments	—	(990)
Sale of an investment	375	—
Purchase of patents and other	(363)	(617)
Restricted cash	1,064	—

Net cash provided (used by) investing activities	1,039	(2,428)

Financing activities:
Proceeds from issuance of common stock	11,988	970
Proceeds from notes receivable from stockholders	22	4
Purchase of treasury stock	—	(846)

Net cash provided by financing activities	12,010	128

Effect of exchange rates on cash	346	364

Net increase (decrease) in cash and cash equivalents	8,857	(20,505)
Cash and cash equivalents at beginning of period	13,695	46,484

Cash and cash equivalents at end of period	$22,552	$25,979

Supplementary disclosures:
Cash paid for interest	$22	$32

Cash paid for taxes	$9	$129

See accompanying notes to condensed consolidated financial statements.

THERMA-WAVE, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.     Basis of Presentation

      The accompanying unaudited condensed consolidated financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission and include the accounts of Therma-Wave, Inc. (the “Company”) and its wholly-owned subsidiaries. Certain information and footnote disclosures, normally included in financial statements prepared in accordance with generally accepted accounting principles, have been condensed or omitted pursuant to such rules and regulations. In our opinion, the financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position at September 30, 2003, the operating results for the three and six months ended September 30, 2003 and 2002, and the cash flow for the six months ended September 30, 2003 and 2002. These financial statements and notes should be read in conjunction with our audited financial statements and notes thereto for the year ended March 31, 2003.

      The results of operations for the interim periods are not necessarily indicative of the results of operations that may be expected for any other period or for the fiscal year, which ends on March 28, 2004.

Restricted Cash

      At March 31, 2003, the Company had $1.1 million restricted cash invested in a certificate of deposit. This restricted cash was pledged as a deposit for financed insurance premiums. In late June 2003, Silicon Valley Bank rolled our standby letter of credit in the amount of $957,000 under our new loan and security agreement. As a result, the restriction on the cash for the insurance premiums was lifted.

      At June 30, 2003, the Company had $3.5 million restricted cash invested in a certificate of deposit. This restricted cash was pledged as a deposit required by our office building lease. In early July 2003, Silicon Valley bank issued two standby letters of credit totaling $3.6 million under our new loan and security agreement. As a result of the issuance, the restriction on the $3.5 million cash as of June 29, 2003 was lifted and all our cash balances became unrestricted.

Stock-Based Compensation

      In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, “Accounting for Stock-Based Compensation.” As allowed by the provisions of SFAS No. 123, the Company has continued to apply Accounting Principles Board Opinion No. 25 in accounting for its stock option plans and, accordingly, does not recognize compensation cost because the exercise price of stock options equals the market price of the underlying stock at the date of option grant. The Company adopted the disclosure provisions of SFAS No. 123. In April 2000, the Financial Accounting Standards Board issued FASB Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation: An Interpretation of APB No. 25.” The Company has adopted the provisions of FIN 44, and such adoption did not materially impact the Company’s results of operations. In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation Transition and Disclosure.” The statement amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. The Company has adopted the disclosure provisions of SFAS No. 148.

THERMA-WAVE, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS — (Continued)

      Had compensation costs been determined based upon the fair value at the grant date for awards under the stock option plans and employee stock purchase plans, consistent with the methodology prescribed under SFAS No. 123, our pro forma net loss and pro forma net loss per share under SFAS No. 123 would have been:

	Three Months Ended		Six Months Ended
	September 30,		September 30,

	2003	2002	2003	2002

Net loss (in thousands)
As reported	$(5,728)	$(89,886)	$(15,262)	$(101,189)
Stock-based employee compensation expense included in the determination of net loss, as reported	219	479	430	1,079
Stock-based employee compensation expense determined using fair value method	(952)	(1,415)	(2,148)	(3,377)

Pro forma net loss	$(6,461)	$(90,822)	$(16,980)	$(103,487)
Basic and diluted net loss per share
As reported	$(0.19)	$(3.16)	$(0.52)	$(3.55)
Pro forma net loss	$(0.22)	$(3.19)	$(0.58)	$(3.63)

2.     Inventories

      Inventories are summarized as follows (in thousands):

	September 30,	March 31,
	2003	2003

Purchased materials	$6,253	$2,459
Systems in process	7,281	11,340
Finished systems	5,168	8,347

	$18,702	$22,146

3.     Comprehensive Loss

      Comprehensive loss consists of net loss for the period and the change in accumulated foreign currency translation adjustments during the period. For the quarters ended September 30, 2003 and 2002, comprehensive loss amounted to approximately $5.5 million and $89.9 million, respectively. For the six months ended September 30, 2003 and 2002, comprehensive loss amounted to approximately $14.9 million and $100.8 million, respectively.

4.     Deferred Revenues

      Revenues are derived from three primary sources: equipment sales, services sales and spare part sales. For equipment sales, revenues are recognized on a multiple element approach in which the sales transaction is bifurcated into two separate elements based on objective evidence of fair value of the individual elements. The two elements are the tool and installation of the tool. Under this approach, the portion of the invoice price that is due after installation services have been performed and upon final customer acceptance of the tool has been obtained, generally 20% of the total invoice price, is deferred until final customer acceptance of the tool. The remaining portion of the total invoice price relating to the tool, generally 80% of the tool invoice price, is recognized upon shipment and title transfer of the tool. Revenues on service contracts are deferred and

THERMA-WAVE, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS — (Continued)

recognized on a straight- line basis over the period of the contracts. For spare parts, revenues are recognized upon shipment.

5.     Net Loss Per Share

      Basic net loss per share is based on the weighted-average number of common shares outstanding excluding contingently issuable or returnable shares such as unvested common stock or shares that contingently convert into common stock upon certain events. Diluted net loss per share is based on the weighted average number of common shares outstanding and the potential dilution of securities, by including stock options in the weighted average number of common shares outstanding for a period if dilutive.

      The following table summarizes securities outstanding (in thousands) as of each period end which were not included in the calculation of diluted net loss per share since their inclusion would be anti-dilutive.

	September 30,

	2003	2002

Common stock subject to repurchase (unvested)	—	—
Common stock held in escrow account	—	541
Stock options	5,209	5,025
Warrants	79	79

      In connection with our acquisition of Sensys Instruments Corporation, or Sensys, on January 16, 2002, 540,724 shares of Therma-Wave common stock issuable to the former shareholders of Sensys were held in escrow for a period of 18 months and during that time might be used to satisfy certain working capital adjustments and indemnification claims. Effective July 16, 2003, all the shares held in the escrow account were released to former shareholders of Sensys.

      For the three months ended September 30, 2003 and 2002, anti-dilutive stock options have a weighted average exercise price of $9.07 and $12.52, respectively. The warrants outstanding at September 30, 2003 that we excluded from the above calculation had a weighted average exercise price of $3.68.

      During the second quarter of fiscal 2004, we commenced and completed an employee stock option exchange program. The voluntary program allowed Therma-Wave employees, excluding officers and directors, to return to the Company existing options issued before July 1, 2002 with an exercise price greater than $2.00 per share and exchange them for new options that were granted on September 10, 2003. The number of new options granted in the employee stock option exchange program was equal to 75% of the number of options canceled in the exchange. The new option grants have a different vesting schedule from the original option grants and have an exercise price equal to $2.38, the fair market value on September 10, 2003. Of the 1,371,820 options eligible for exchange, 1,352,108 options, or 99%, were exchanged for 1,014,444 new options with an exercise price of $2.38. None of these replacement options vest before June 11, 2004.

      We expect the weighted average exercise price of stock options outstanding to be lower after the second quarter of fiscal 2004 due to the completion of our employee stock option exchange program in September 2003.

6.     Recently Issued Accounting Statements

      In May 2003, the Financial Accounting Standards Board, or FASB, issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.” SFAS No. 150 establishes standards for how companies classify and measure certain financial instruments with characteristics of both liabilities and equity. It requires companies to classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS No. 150 is effective beginning the second quarter of

THERMA-WAVE, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS — (Continued)

fiscal 2004. We believe that the adoption of this standard will have no material impact on our consolidated financial statements.

      In November 2002, the FASB issued FASB Interpretation No. 45, or FIN 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN 45 requires that a liability be recorded in the guarantor’s balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued, including a reconciliation of changes in the entity’s product warranty liabilities. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year end. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of this standard had no material impact on our financial statements.

      In January 2003, the FASB issued FASB Interpretation No. 46, or FIN 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51,” which addresses consolidation by business enterprises of variable interest entities, or VIEs, either: (1) that do not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support, or (2) in which the equity investors lack an essential characteristic of a controlling financial interest. FIN 46 is effective immediately for all VIEs created or acquired after January 31, 2003. For VIEs created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied effective in the annual period ending after December 15, 2003. We do not expect the adoption of this interpretation to have a material impact on our results of operations or financial position. However, changes in our business relationships with various entities could occur which may impact our financial statements under the requirements of FIN 46.

      In November 2002, the Emerging Issues Task Force reached a consensus on Issue 00-21, “Multiple-Deliverable Revenue Arrangements.” EITF 00-21 addresses how to account for arrangements that may involve the delivery or performance of multiple products, services and/or rights to use assets. The consensus mandates how to identify whether goods or services or both which are to be delivered separately in a bundled sales arrangement should be accounted for separately because they are “separate units of accounting.” The guidance can affect the timing of revenue recognition for such arrangements, even though it does not change rules governing the timing or patterns of revenue recognition of individual items accounted for separately. The final consensus is applicable to agreements entered into in the first interim period beginning after June 15, 2003 with early adoption permitted. Additionally, companies are permitted to apply the consensus guidance to all existing arrangements as the cumulative effect of a change in accounting principle in accordance with Accounting Principles Board Opinion No. 20, “Accounting Changes.” We are assessing the potential impact of this guidance, but as of this date we have not identified any material impact on our financial position or results of operations due to the adoption of EITF 00-21.

7. Commitments and Contingencies

      Our off-balance sheet commitments are limited to equipment operating leases, leases on office and manufacturing space, certain software license agreements, and commitments to vendors related to non-cancelable inventory purchase orders. We lease our facilities under non-cancelable operating leases that require us to pay maintenance and operating expenses, such as taxes, insurance and utilities. We are required pursuant to the terms of facility leases to maintain two standby letters of credit totaling $3.6 million.

THERMA-WAVE, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS — (Continued)

      Future payments due under operating leases and other commitments as of September 30, 2003 (in thousands) are as follows:

	Operating	Other
Fiscal Year	Leases	Commitments

2004	$1,485	$3,463
2005	2,546	482
2006	1,862	40
2007	536	40
2008	555	—
Thereafter	93	—

Total future minimum payments	$7,077	$4,025

Indemnification

      We indemnify some of our suppliers and customers for specified intellectual property rights pursuant to certain parameters and restrictions. The scope of these indemnities varies, but in some instances includes indemnification for damages and expenses (including reasonable attorney fees) related to any misuse by us of the intellectual property. No amounts have been accrued in respect of the indemnification provisions at September 30, 2003, nor have we incurred any losses under such indemnification during the periods covered in this report.

Legal Proceedings

      On April 22, 2002, we filed a patent infringement suit against Boxer Cross, Inc. in the United States District Court, Northern District of California. The suit alleges that Boxer Cross’ BX-10 product infringes certain patents held by Therma-Wave related to ion implant monitoring. On June 7, 2002, Boxer Cross filed its amended answer and counterclaims to our complaint and asserted various affirmative defenses to our claims of patent infringement. The pleading also contained various counterclaims including allegations that Therma-Wave’s Therma-Probe product infringed upon certain patents owned by Boxer Cross and also raised claims of misappropriation of trade secrets, tortious interference with contract, unfair competition and unfair business practices. We replied to Boxer Cross’s counterclaims, denying the material allegations and asserting declaratory judgment counterclaims. On April 29, 2003, Applied Materials announced that it had acquired all of the outstanding stock of Boxer Cross. We settled this lawsuit with Boxer Cross and Applied Materials on July 17, 2003. Pursuant to the settlement, Therma-Wave dismissed its pending patent infringement claims with prejudice. Boxer Cross dismissed its pending patent infringement claims without prejudice and dismissed its pending state law claims with prejudice.

      There are currently no other material legal proceedings pending against us. We may be required to initiate additional litigation in order to enforce any patents issued to or licensed to us or to determine the scope and/or validity of a third party’s patent or other proprietary rights. In addition, we may be subject to additional lawsuits by third parties seeking to enforce their own intellectual property rights. Any such litigation, regardless of outcome, could be expensive and time consuming and, as discussed above in the prior risk factor, could subject us to significant liabilities or require us to cease using proprietary third party technology and, consequently, could have a material adverse effect on our business, financial condition, results of operations or cash flows.

THERMA-WAVE, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS — (Continued)

8.     Restructuring, Severance and Other Costs

      The following table summarizes the changes in restructuring, severance and other costs during the fiscal quarter ended September 30, 2003 (in thousands):

	Liability as of
	March 31,			Liability as of
	2003	Provision	Utilization	September 30, 2003

Severance and workforce reduction	$558	$1,418	$(1,951)	$25
Consolidation of excess facilities	662	82	(280)	464
Other	134	92	(171)	55

Total	$1,354	$1,592	$(2,402)	$544

Severance and Workforce Reduction

      In April 2003, the Company reduced its workforce by approximately 45 employees across all functional areas. Severance and related employee benefit costs related to the reduction in force in April 2003 amounted to $1.4 million, which have been or will be paid at the time of the employees’ separation. The Company anticipates that the accrued liability at September 30, 2003 of $25,000 will be paid out by the end of October 2003.

Consolidation of Excess Facilities

      The Company incurred a $0.7 million restructuring charge in fiscal 2003 for two excess facilities leased by Sensys in Santa Clara, California, which reflects the remaining lease obligations on vacated facilities that are non-cancelable, net of the income from subleasing these facilities. The income from subleasing one facility is estimated based upon current comparable rates for leases in the applicable market. If rental rates decrease in the market, or if it takes longer than expected to sublease these facilities, the actual loss could exceed this estimate. For the other facility, we entered a sublease during the quarter and increased the liability estimate by $82,000 to reflect the difference between the estimated sublease income and the actual sublease income. The Company anticipates that the accrued liability at September 30, 2003 of $0.5 million will be paid out by the end of March 2006.

Other

      Other costs relate to specific expenses incurred as a result of the reduction in force programs. The Company anticipates that the $55,000 accrued liabilities as of September 30, 2003 related to other costs of workforce reduction will be paid out by the end of November 2003.

9.     Warranty Accrual

      At the time of revenue recognition, we provide an accrual for estimated costs to be incurred pursuant to our warranty obligation. Our estimate is based primarily on historical experience. Changes in the warranty accrual during the three and six months ended September 30, 2003 are summarized (in thousands) as follows:

		Provision for	Settlement of
	Beginning	Warranty Issued	Pre-Existing	Ending
	Balance	During the Period	Warranties	Balance

Three Months Ended September 30, 2003	$1,139	$453	$(282)	$1,310

Six Months Ended September 30, 2003	$983	$925	$(598)	$1,310

THERMA-WAVE, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS — (Continued)

10.     Treasury Stock

      On August 1, 2002, the Company’s Board of Directors announced a stock repurchase program for the repurchase of up to 1 million shares of Therma-Wave’s common stock. As of September 30, 2003, the Company has repurchased 447,500 shares of common stock at an average price of $2.10 per share, of which 414,168 shares were reissued under our Employee Stock Purchase Plan, 30,675 shares were reissued to pay for consulting services and 2,657 shares were reissued upon exercise of stock options. The repurchase program is currently suspended but at any time and from time to time may be reactivated without prior notice.

11.     Goodwill and Other Intangible Assets

      In fiscal 2003, the Company adopted Statement of Financial Accounting Standards No. 142 (SFAS No. 142), “Goodwill and Other Intangible Assets.” SFAS No. 142 supersedes Accounting Principles Board Opinion No. 17, “Intangible Assets,” and discontinues the amortization of goodwill. Our adoption of SFAS No. 142 did not result in reclassifications between goodwill and intangible assets, impairment charges or changes in the useful lives of amortizable intangible assets. Intangible assets include developed technology, development contract and trade name and are being amortized on a straight-line basis over the original estimated useful lives of two to five years.

      During the quarter ended September 30, 2002, due to current operating losses, the absence of positive cash flows, recent significant declines in our common stock price and uncertainties resulting from the duration and severity of the industry downturn, we assessed the recoverability of the intangible assets related to the Sensys acquisition subject to amortization in accordance with SFAS No. 144 and tested goodwill related to the Sensys acquisition for impairment in accordance with SFAS No. 142. Based upon our projection of significantly reduced future cash flows related to Sensys products, we recognized an impairment expense of $576,000 for developed technology, $174,000 for development contract and $362,000 for trade name intangible assets in the quarter ended September 30, 2002. In addition, during the quarter ended March 31, 2003, we recognized an additional impairment charge of $431,000 related to trade name intangible assets. The impairment test under SFAS No. 142 was based on a two-step process involving: 1) comparing the estimated fair value of the related reporting unit to its net book value, and 2) comparing the estimated implied fair value of goodwill to its carrying value. As a result of the test, we wrote down goodwill assets by $65.9 million in the quarter ended September 30, 2002.

      The fair market value of intangible assets is being amortized on a straight-line basis over the remaining estimated useful lives. Components of intangible assets are as follows (in thousands):

	September 30, 2003			March 31, 2003

	Gross Carrying	Accumulated	Net Carrying	Gross Carrying	Accumulated	Net Carrying
	Amount	Amortization	Amount	Amount	Amortization	Amount

Intangible assets, net
Developed technology	$314	$(314)	$—	$314	$(314)	$—
Development contract	2,415	(840)	1,575	2,415	(604)	1,811
Trade name	197	(197)	—	197	(197)	—

	$2,926	$(1,351)	$1,575	$2,926	$(1,115)	$1,811

      Amortization of intangible assets was $0.1 million and $0.2 million for the three and six months ended September 30, 2003. Amortization expense is expected to be $0.3 million for the remainder of fiscal 2004 (a

THERMA-WAVE, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS — (Continued)

total of $0.5 million for fiscal 2004). Amortization expense is expected to be $0.5 million for fiscal 2005 and 2006, and $0.3 million for 2007, respectively.

12.     Employee Stock Option Exchange

      During the second quarter of fiscal 2004, we commenced and completed an employee stock option exchange program. The voluntary program allowed Therma-Wave employees, excluding officers and directors, to return to the Company existing options issued before July 1, 2002 with an exercise price greater than $2.00 per share and exchange them for new options that were granted on September 10, 2003. The number of new options granted in the employee stock option exchange program was equal to 75% of the number of options canceled in the exchange. The new option grants have a different vesting schedule from the original option grants and have an exercise price equal to $2.38, the fair market value on September 10, 2003. Of the 1,371,820 options eligible for exchange, 1,352,108 options, or 99%, were exchanged for 1,014,444 new options with an exercise price of $2.38. None of these replacement options vest before June 11, 2004. As a result of the modification to the exercise price of the stock option, the replacement options are accounted for as variable from the date of modification until the option is either exercised, canceled or expired. As of September 30, 2003, the company has recorded approximately $60,000 in compensation expense related to the exchange program. This charge reflects the new options issued in the exchange which were outstanding for only eighteen days of the fiscal quarter. Due to variable accounting, expense will be recorded for vested options for increases in the stock price over and above the exercise price of the new options. In future quarters, the expense could increase as more shares become vested and if the stock price increases. Reductions to expense may also be recorded if the stock price decreases, but such reductions will be limited to the net expense previously reported.

13.     Subsequent Events

      In October 2003, the Company reduced its workforce by approximately 6% across all functional areas. We expect severance related and other restructuring costs to total approximately $0.4 million in our fiscal third quarter.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

      The following is a statement of estimated expenses, to be paid solely by Therma-Wave, Inc., of the issuance and distribution of the securities being registered hereby:

Securities and Exchange Commission registration fee	$2,323
Printing and mailing expenses	20,000
Accounting fees and expenses	30,000
Legal fees and expenses	40,000
Miscellaneous expenses	7,677

Total	$100,000

Item 14. Indemnification of Directors and Officers.

General Corporation Law

      We are incorporated under the laws of the State of Delaware. Section 145 (“Section 145”) of the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended (the “General Corporation Law”), inter alia, provides that a Delaware corporation may indemnify any persons who were, are or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal. A Delaware corporation may indemnify any persons who are, were or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reasons of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer, director, employee or agent is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

      Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

Certificate of Incorporation and By-Laws

      Our Certificate of Incorporation and By-laws provide for the indemnification of officers and directors to the fullest extent permitted by the General Corporation Law.

     Liability Insurance

      Our directors and officers are covered under directors’ and officers’ liability insurance policies maintained by us.

Item 15. Recent Sales of Unregistered Securities.

      During the last three years, we have issued the following securities without registration under the Securities Act:

(1)	On January 16, 2002, in a transaction exempt from registration under Section 4(2) of the Securities Act, we acquired all the stock of Sensys Instruments Corporation (“Sensys”) and in exchange issued 4,470,510 shares of our common stock to the shareholders of Sensys.

(2)	On September 16, 2003, in a transaction exempt from registration under Section 4(2) of the Securities Act, we completed a private placement of 5,800,000 shares of our common stock to 17 accredited investors, as that term is defined in Section 501 of the Securities Act. The shares were sold at $2.20 per share and we received aggregate gross proceeds of $12,760,000 from these sales. Needham & Company, Inc. acted as placement agent and received a commission for such services of $877,800.

Item 16. Exhibits and Financial Statement Schedules.

      (a) Exhibits.

      Reference is made to the attached Exhibit Index.

      (b) Financial Statement Schedules.

THERMA-WAVE, INC.

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

(In thousands)

	Balance at			Balance at
	Beginning of			End of
Description	Period	Additions	Deductions(1)	Period

Six Months ended September 30, 2003 (Unaudited):
Reserves and allowances deducted from asset accounts:
Allowance for doubtful accounts, returns and allowances	$1,553	$151	$1,164	$540
Year ended March 31, 2003:
Reserves and allowances deducted from asset accounts:
Allowance for doubtful accounts, returns and allowances	$2,024	$222	$693	$1,553
Year ended March 31, 2002:
Reserves and allowances deducted from asset accounts:
Allowance for doubtful accounts, returns and allowances(2)	$1,096	$1,295	$367	$2,024
Year ended March 31, 2001:
Reserves and allowances deducted from asset accounts:
Allowance for doubtful accounts, returns and allowances	$1,472	$—	$376	$1,096

(1)	Represents specific customer accounts written off.

(2)	March 31, 2002 amounts were as restated.

      All other schedules for which provision is made in the applicable accounting regulations of the Commission are not required under the related instructions, are inapplicable or not material, or the information called for thereby is otherwise included in the financial statements and therefore has been omitted.

Item 17. Undertakings.

      The undersigned registrant hereby undertakes:

      (9) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(ii)	To include any prospectus required by section 10(a)(3) of the Securities Act;

(iii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decreases in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to

Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iv)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

      (10) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (11) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (12) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, Therma-Wave, Inc. has duly caused this Amendment No. 1 to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fremont, California, on December 18, 2003.

Therma-Wave, Inc. By: /s/ BORIS LIPKIN Boris Lipkin President and Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement on Form S-1 and Power of Attorney have been signed on December 18, 2003 by the following persons in the capacities indicated:

Signature	Capacity

/s/ BORIS LIPKIN Boris Lipkin	President, Chief Executive Officer and Director (Principal Executive Officer)

* L. Ray Christie	Senior Vice President, Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)

* Papken Der Torossian	Chairman of the Board

* Frank Alvarez	Director

* David Aspnes	Director

* G. Leonard Baker, Jr.	Director

* John D’Errico	Director

Signature	Capacity

* David Dominik	Director

* Talat F. Hasan	Director

*	The undersigned, by signing his name hereto, does hereby sign and execute this Amendment No. 1 to the Registration Statement on behalf of the above named officers and directors of Therma-Wave, Inc. pursuant to the power of attorney executed by such officer and/or director and previously filed with the Securities and Exchange Commission.

/s/ BORIS LIPKIN

Boris Lipkin

President, Chief Executive

Officer and Director

EXHIBIT INDEX

Exhibit
No.	Description

2.1	Agreement and Plan of Reorganization, dated as of December 17, 2001, by and among Therma-Wave, Inc., FND Corp., Sensys Instruments Corporation and a certain representative of all of the shareholders of Sensys Instruments Corporation. (Incorporated herein by reference to the similarly numbered exhibit in Therma-Wave’s current report on Form 8-K, as filed with the Commission on December 19, 2001 (File No. 000-26911)).
3.1	Certificate of Incorporation of Therma-Wave, Inc. (Incorporated herein by reference to the similarly numbered exhibit to Therma-Wave’s annual report on Form 10-K for the period ended March 31, 2000 (File No. 000-26911)).
3.2	Certificate of Amendment to Certificate of Incorporation of Therma-Wave, Inc. (Incorporated herein by reference to the similarly numbered exhibit 3.1 in Therma-Wave’s quarterly report on Form 10-Q for the period ended September 29, 2002 (File No. 000-26911)).
3.3	Amended and Restated By-Laws of Therma-Wave. (Incorporated herein by reference to the similarly numbered exhibit to Therma-Wave’s annual report on Form 10-K for the period ended April 1, 2001 (File No. 000-26911)).
4.1	Form of Registration Rights Agreement dated as of January 16, 2002, by and among Therma-Wave, Inc., Sensys Instruments Corporation and each holder of Sensys Instruments Corporation capital stock. (Incorporated herein by reference to the similarly numbered exhibit in Therma-Wave’s current report on Form 8-K, as filed with the Commission on December 19, 2001 (File No. 000-26911)).
4.2	Indenture, dated as of May 15, 1997, by and among Therma-Wave and IBJ Schroder Bank & Trust Company, as trustee. (Incorporated herein by reference to the similarly numbered exhibits to Therma-Wave’s Registration Statement on Form S-4 (Registration No. 333-29871)).
4.3	Supplemental Indenture, dated February 23, 2000, by and between Therma-Wave and The Bank of New York as Trustee. (Incorporated herein by reference to the similarly numbered exhibit to Therma-Wave’s annual report on Form 10-K for the period ended March 31, 2000 (File No. 000-26911)).
4.4	Form of Series B 10 5/8% Senior Notes. (Incorporated herein by reference to the similarly numbered exhibits to Therma-Wave’s Registration Statement on Form S-4 (Registration No. 333-29871)).
4.5	Form of certificate representing shares of common stock. (Incorporated herein by reference to the similarly numbered exhibit to Therma-Wave’s Registration Statement on Form S-1 (Registration No. 333-76019)).
4.6	Registration Rights Agreement dated as of September 15, 2003, by and among Therma-Wave, Inc. and the holders named therein.†
5.1	Opinion of Kirkland & Ellis LLP with respect to the legality of our common stock.†
10.1	Employment Agreement, dated as of January 16, 2002, by and between Therma-Wave, Inc. and Rodney Smedt. (Incorporated herein by reference to exhibit 10.1 to Therma-Wave’s annual report on Form 10-K for the period ended March 31, 2003 (File No. 000-26911)).
10.2	Loan and Security Agreement, dated June 13, 2003, by and between Therma-Wave, Inc. and Silicon Valley Bank. (Incorporated herein by reference to exhibit 10.2 to Therma-Wave’s annual report on Form 10-K for the period ended March 31, 2003 (File No. 000-26911)).
10.3	Stock Option Agreement, dated as of March 15, 2003 by and between Therma-Wave, Inc. and Papken S. Der Torossian. (Incorporated herein by reference to exhibit 10.46 in Therma-Wave’s quarterly report on Form 10-Q for the period ended December 29, 2002 (File No. 000-26911)).

Exhibit
No.	Description

10.4	Employment Agreement, dated May 16, 1997, by and between Therma-Wave and Jon L. Opsal. (Incorporated herein by reference to the similarly numbered exhibits to Therma-Wave’s Registration Statement on Form S-4 (Registration No. 333-29871)).
10.5	Employment Agreement, dated as of December 17, 2001, by and between Therma-Wave and Talat Hasan. (Incorporated herein by reference to exhibit 4.2 in Therma-Wave’s current report on Form 8-K, as filed with the Commission on January 28, 2002 (File No. 000-26911)).
10.6	Severance Agreement, dated as of April 15, 2003, by and between Therma-Wave, Inc. and Talat Hasan. (Incorporated herein by reference to exhibit 10.6 to Therma-Wave’s quarterly report on Form 10-Q for the period ended June 30, 2003 (File No. 000-26911)).
10.7	Stock Option Agreement dated as of February 5, 2003, by and between Therma-Wave, Inc. and Boris Lipkin. (Incorporated herein by reference to exhibit 10.44 in Therma-Wave’s quarterly report on Form 10-Q for the period ended December 29, 2002 (File No. 000-26911)).
10.8	Offer Letter, Board Services, dated as of March 12, 2003, from Therma-Wave, Inc. to Papken S. Der Torossian. (Incorporated herein by reference to exhibit 10.45 in Therma-Wave’s quarterly report on Form 10-Q for the period ended December 29, 2002 (File No. 000-26911)).
10.9	Executive Stock Agreement, dated as of May 16, 1997, by and between Therma-Wave, Inc. and Jon L. Opsal. (Incorporated herein by reference to the similarly numbered exhibits to Therma-Wave’s Registration Statement on Form S-4 (Registration No. 333-29871)).
10.10	Employment Agreement dated as of February 5, 2003, by and between Therma-Wave, Inc. and Boris Lipkin. (Incorporated herein by reference to exhibit 10.43 in Therma-Wave’s quarterly report on Form 10-Q for the period ended December 29, 2002 (File No. 000-26911)).
10.11	Amendment No. 2 to Loan and Security Agreement, dated as of November 18, 2002, by and between Therma-Wave, Inc. and Comerica Bank-California. (Incorporated herein by reference to exhibit 10.42 in Therma-Wave’s quarterly report on Form 10-Q for the period ended December 29, 2002 (File No. 000-26911)).
10.12	Development License Agreement, dated June 12, 1992, by and among Therma-Wave and Therma-Wave K.K., Toray Industries, Inc. and Shimadzu Corporation. (Incorporated herein by reference to the similarly numbered exhibits to Therma-Wave’s Registration Statement on Form S-4 (Registration No. 333-29871)).
10.13	New Development Agreement, dated December 22, 1995, by and between Therma-Wave and Toray Industries, Inc. (Incorporated herein by reference to the similarly numbered exhibits to Therma-Wave’s Registration Statement on Form S-4 (Registration No. 333-29871)).
10.14	Lease Agreement, dated as of May 26, 1995, by and between Therma-Wave and Sobrato Interests. (Incorporated herein by reference to the similarly numbered exhibits to Therma-Wave’s Registration Statement on Form S-4 (Registration No. 333-29871)).
10.15	Therma-Wave, Inc. 2000 Equity Incentive Plan. (Incorporated herein by reference to exhibit 10.22 to Therma-Wave’s annual report on Form 10-K for the period ended March 31, 2000 (File No. 000-26911)).
10.16	Amendment No. 1 to Therma-Wave, Inc. 2000 Equity Incentive Plan. (Incorporated herein by reference to Exhibit 99.2 in Therma-Wave’s Registration Statement on Form S-8 (Registration No. 333-83282)).
10.17	Employment Agreement, dated as of August 3, 1998, by and between Therma-Wave and Martin M. Schwartz. (Incorporated herein by Therma-Wave and Martin M. Schwartz. (Incorporated herein by reference to exhibit 10.26 to Therma-Wave’s annual report on Form 10-K for the period ended March 31, 2000 (File No. 000-26911)).

Exhibit
No.	Description

10.18	Amendment No. 1 to Employment Agreement, dated as of April 24, 2001, by and between Therma-Wave and Martin M. Schwartz. (Incorporated herein by reference to exhibit 10.37 to Therma-Wave’s quarterly report on Form 10-Q for the period ended July 1, 2001 (File No. 000-26911)).
10.19	Amendment to Loan and Security Agreement, dated as of December 20, 2001, by and between Therma-Wave, Inc. and Comerica Bank-California. (Incorporated herein by reference to the similarly numbered exhibit to Therma-Wave’s quarterly report on Form 10-Q for the period ended December 30, 2001 (File No. 000-26911)).
10.20	Therma-Wave, Inc. 1997 Stock Purchase and Option Plan. (Incorporated herein by reference to the similarly numbered exhibits to Therma-Wave’s Registration Statement on Form S-4 (Registration No. 333-29871)).
10.21	Registration Agreement, dated as of May 16, 1997, by and between Therma-Wave and stockholders named therein. (Incorporated herein by reference to the similarly numbered exhibits to Therma-Wave’s Registration Statement on Form S-4 (Registration No. 333-29871)).
10.22	Stock Repurchase Agreement, dated as of January 26, 1996, by and among Toray Industries, Inc. and the key employees of Therma-Wave named therein. (Incorporated herein by reference to the similarly numbered exhibits to Therma-Wave’s Registration Statement on Form S-4 (Registration No. 333-29871)).
10.23	Key Employee Stock Agreement, dated as of October 30, 1991 and amended as of December 16, 1994, by and among Toray Industries, Inc., TS Subsidiary Corp., Therma-Wave, Inc. and the key employees named therein. (Incorporated herein by reference to the similarly numbered exhibits to Therma-Wave’s Registration Statement on Form S-4 (Registration No. 333-29871)).
10.24	Form of Stock Option Agreement under the 2000 Equity Incentive Plan. (Incorporated herein by reference to exhibit 10.39 to Therma-Wave’s quarterly report on Form 10-Q for the period ended June 30, 2002 (File No. 000-26911)).
10.25	Employment Agreement, dated as of August 10, 1998, by and between Therma-Wave and L. Ray Christie. (Incorporated herein by reference to the similarly numbered exhibit to Therma-Wave’s Registration Statement on Form S-1 (Registration No. 33-76019)).
10.26	Amended and Restated Therma-Wave 2000 Employee Stock Purchase Plan. (Incorporated herein by reference to exhibit 4.4 in Therma-Wave’s Registration Statement on Form S-8 (Registration No. 333-30870)).
10.27	Amendment No. 1 to Therma-Wave, Inc. 2000 Employee Stock Purchase Plan. (Incorporated herein by reference to exhibit 10.26 to Therma-Wave’s annual report on Form 10-K for the period ended March 31, 2000 (File No. 000-26911)).
10.28	Amendment No. 2 to the 2000 Employee Stock Purchase Plan. (Incorporated herein by reference to the similarly numbered exhibits in Therma-Wave’s amended quarterly report on Form 10-Q/A for the period ended September 29, 2002 (File No. 000-26911)).
10.29	Amendment No. 3 to the 2000 Employee Stock Purchase Plan. (Incorporated herein by reference to exhibit 10.29 to Therma-Wave’s annual report on Form 10-K for the period ended March 31, 2003 (File No. 000-26911)).
10.30	1997 Employee Stock Purchase and option Plan. (Incorporated herein by reference to the similarly numbered exhibit to Therma-Wave’s Registration Statement on Form S-1 (Registration No. 33-76019)).
10.31	Therma-Wave Executive Deferred Compensation Plan, effective January 1, 2000. (Incorporated herein by reference to the similarly numbered exhibit to Therma-Wave’s annual report on Form 10-K for the period ended March 31, 2000 (File No. 000-26911)).

Exhibit
No.	Description

10.32	Lease between Minos Management, Inc., as Landlord, and Therma-Wave as Tenant, dated May 31, 2000. (Incorporated herein by reference to the similarly numbered exhibit to Therma-Wave’s annual report on Form 10-K for the period ended March 31, 2000 (File No. 000-26911)).
10.33	Form of Indemnification Agreement. (Incorporated herein by reference to the similarly numbered exhibit to Therma-Wave’s annual report on Form 10-K for the period ended March 31, 2000 (File No. 000-26911)).
*10.34	Development and Cooperation Agreement entered into by and among Applied Materials, Inc. and Therma-Wave, Inc., effective as of July 24, 2000. (Incorporated herein by reference to the similarly numbered exhibit to Therma-Wave’s quarterly report on Form 10-Q for the period ended September 30, 2000 (File No. 000-26911)).
*10.35	Technology Escrow Agreement entered into by and among Applied Materials, Inc. and Therma-Wave, Inc., effective as of July 24, 2000. (Incorporated herein by reference to the similarly numbered exhibit to Therma-Wave’s quarterly report on Form 10-Q for the period ended September 30, 2000 (File No. 000-26911)).
10.36	Loan and Security Agreement, dated March 28, 2001, by and between Therma-Wave, Inc. and Comerica Bank-California. (Incorporated herein by reference to the similarly numbered exhibit to Therma-Wave’s annual report on Form 10-K for the period ended April 1, 2001 (File No. 000-26911)).
10.37	1997 Special Employee Stock and Option Plan. (Incorporated herein by reference to exhibit 10.31 to Therma-Wave’s Registration Statement on Form S-1 (Registration No. 333-76019)).
10.38	Amendment to Loan and Security Agreement between Therma-Wave, Inc. and Silicon Valley Bank. (Incorporated herein by reference to exhibit 10.38 to Therma-Wave’s quarterly report on Form 10-Q for the period ended June 29, 2003 (File No. 000-26911)).
10.39	Amendment No. 1 to Employment Agreement, dated August 21, 2003, between Boris Lipkin and Therma-Wave, Inc. (Incorporated herein by reference to exhibit 10.39 to Therma-Wave’s quarterly report on Form 10-Q for the period ended September 30, 2003 (File No. 000-26911)).
10.40	Amendment No. 1 to Employment Agreement dated August 10, 2003, between L. Ray Christie and Therma-Wave, Inc. (Incorporated herein by reference to exhibit 10.40 to Therma-Wave’s quarterly report on Form 10-Q for the period ended September 30, 2003 (File No. 000-26911)).
21.1	Subsidiaries of Therma-Wave, Inc. (Incorporated herein by reference to exhibit 21.1 to Therma-Wave’s annual report on Form 10-K for the period ended March 31, 2003 (File No. 000-26911)).
23.1	Consent of Independent Auditors.
23.2	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1).†
24.1	Powers of Attorney (included in Part II to the Registration Statement).†

*	Confidential treatment has been granted for portions of this agreement.

†	Previously filed.